SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2011

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Index

Company Data

Share Capital Composition	1

Capital subscribed	2

Individual Interim Accounting Information

Balance Sheet - Asset	3

Balance Sheet - Liability	5

Statement of Income	7

Comprehensive Statement of Income	9

Statement of Cash Flow	10

Statements of Changes in Shareholders' Equity

Statements of Changes in Shareholders' Equity - 01/01/2011 to 06/30/2011	11

Statements of Changes in Shareholders' Equity - 01/01/2010 to 06/30/2010	12

Interim information of Added Value	13

Consolidated Interim Accounting Information

Balance Sheet - Asset	14

Balance Sheet - Liability	16

Statement of Income	18

Comprehensive Statement of Income	20

Statement of Cash Flow	21

Statements of Changes in Shareholders' Equity

Statements of Changes in Shareholders' Equity - 01/01/2011 to 06/30/2011	22

Statements of Changes in Shareholders' Equity - 01/01/2010 to 06/30/2010	23

Interim information of added value	24

Management Report / Performance comments	25

Notes to the interim financial statements	58

Report’s and Statements

Special Review Report - Unqualified Review Opinion	120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Company Data / Breakdown of the Capital

Number of Shares	Current Quarter
(Thousand)	06/30/2011
From Paid-in Capital
Common	7,442,454
Preferred	5,602,043
Total	13,044,497
Treasury Shares
Common	0
Preferred	0
Total	0

PAGE : 2 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Share Capital Composition / Capital subscribed in Cash

Event	Approval Date	Type	Payment Begin	Type of Shares	Class of Shares	Dividends Per Share (Reais / Share)
Board of Directors Meeting	02/25/2011	Interest on Shareholders' equity	03/31/2011	Common		0.17000
Board of Directors Meeting	02/25/2011	Interest on Shareholders' equity	03/31/2011	Preferred		0.17000
General Shareholders’ Meeting	04/28/2011	Dividend	06/27/2011	Common		0.12000
General Shareholders’ Meeting	04/28/2011	Dividend	06/27/2011	Preferred		0.12000
Board of Directors Meeting	04/29/2011	Interest on Shareholders' equity	05/31/2011	Common		0.20000
Board of Directors Meeting	04/29/2011	Interest on Shareholders' equity	05/31/2011	Preferred		0.20000
Board of Directors Meeting	07/22/2011	Interest on Shareholders' equity		Common		0.20000
Board of Directors Meeting	07/22/2011	Interest on Shareholders' equity		Preferred		0.20000

PAGE : 3 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Individual Interim Accounting Information / Balance Sheet - Asset

(R$ Thousand)

		Current Quarter	Previous Fiscal
Account Code	Description Account	06/30/2011	Year 12/31/2010

1	Total Assets	476,056,210	466,655,103
1.01	Current Assets	101,794,243	95,258,419
1.01.01	Cash and Cash Equivalents	23,916,874	19,994,554
1.01.01.01	Cash and Banks	507,884	436,655
1.01.01.02	Short Term Investments	23,408,990	19,557,899
1.01.02	Short Term Investments	28,216,218	33,731,167
1.01.02.01	Short Term Investments valued at fair value	24,952,016	25,972,839
1.01.02.01.01	Securities for trading	24,795,378	25,588,227
1.01.02.01.02	Securities available for sale	156,638	384,612
1.01.02.02	Short Term Investments valued at amortized cost	3,264,202	7,758,328
1.01.02.02.01	Securities held until maturity	3,264,202	7,758,328
1.01.03	Accounts Receivable	17,626,656	16,178,441
1.01.03.01	Customers	14,978,009	13,613,599
1.01.03.01.01	Third parties	3,440,525	3,198,756
1.01.03.01.02	Subsidiary and Affiliated Companies	11,935,134	10,880,873
1.01.03.01.03	Allowance for Doubtful Accounts	-397,650	-466,030
1.01.03.02	Other Accounts Receivable	2,648,647	2,564,842
1.01.04	Inventories	19,611,920	15,199,170
1.01.06	Taxes recoverable	8,066,796	5,911,012
1.01.06.01	Current tax recoverable	8,066,796	5,911,012
1.01.07	Prepaid Expenses	1,211,331	1,202,046
1.01.08	Other Current Assets	3,144,448	3,042,029
1.01.08.03	Other	3,144,448	3,042,029
1.01.08.03.01	Advances to Suppliers	853,881	1,048,263
1.01.08.03.02	Dividends Receivable	1,613,638	1,522,964
1.01.08.03.03	Other	676,929	470,802
1.02	Non-current Assets	374,261,967	371,396,684
1.02.01	Long-Term Assets	31,313,501	52,382,652
1.02.01.01	Short Term Investments valued at fair value	4,696,647	4,740,296
1.02.01.01.02	Securities available for sale	4,696,647	4,740,296
1.02.01.02	Short Term Investments valued at amortized cost	9,185	9,039
1.02.01.02.01	Securities held until maturity	9,185	9,039
1.02.01.03	Accounts Receivable	145,843	168,131
1.02.01.03.02	Other Accounts Receivable	145,843	168,131
1.02.01.04	Inventories	55,817	59,448
1.02.01.06	Deferred taxes	10,889,793	11,789,805
1.02.01.06.01	Deferred income tax and social contribution	3,312,042	2,951,373
1.02.01.06.02	Deferred Value-Added Tax (VAT)	1,902,294	2,005,157
1.02.01.06.03	Deferred PASEP/COFINS	5,675,457	6,833,275
1.02.01.07	Prepaid Expenses	1,489,330	1,089,407
1.02.01.08	Credit with related parties	9,154,870	29,591,744
1.02.01.08.02	Credit with Subsidiaries	9,154,870	29,441,428
1.02.01.08.04	Credit with other related parties	0	150,316
1.02.01.09	Other non-current assets	4,872,016	4,934,782
1.02.01.09.03	Petroleum and Alcohol Accounts – STN	826,408	821,635
1.02.01.09.05	Judicial Deposits	2,418,006	2,426,044

PAGE : 4 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Individual Interim Accounting Information / Balance Sheet - Asset

(R$ Thousand)

		Current Quarter	Previous Fiscal
Account Code	Description Account	06/30/2011	Year12/31/2010
1.02.01.09.06	Advances to Suppliers	927,526	964,258
1.02.01.09.07	Other long-term	700,076	722,845
1.02.02	Investments	53,802,354	50,955,158
1.02.02.01	Corporate Interests	53,802,354	50,955,158
1.02.02.01.01	Investments in affiliated companies	4,255,739	4,245,251
1.02.02.01.02	Investments in subsidiaries	48,406,741	45,717,199
1.02.02.01.03	Investments in jointly controlled	944,518	845,091
1.02.02.01.04	Others Corporate Interests	195,356	147,617
1.02.03	Property, Plant and Equipment	211,121,354	189,775,280
1.02.03.01	Assets in Operating	79,283,812	73,882,630
1.02.03.02	Assets Under Leasing	17,452,161	17,505,809
1.02.03.03	Assets Under Construction	114,385,381	98,386,841
1.02.04	Intangible	77,850,807	78,042,387
1.02.04.01	Intangible	77,850,807	78,042,387
1.02.04.01.02	Guarantees for concession	76,412,498	76,552,294
1.02.04.01.03	Software	1,438,309	1,490,093
1.02.05	Deferred	173,951	241,207

PAGE : 5 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Individual Interim Accounting Information / Balance Sheet - Liability

(R$ Thousand)

		Current Quarter	Previous Fiscal
Account Code	Description Account	06/30/2011	Year12/31/2010
2	Total Liabilities	476,056,210	466,655,103
2.01	Current Liabilities	53,180,081	62,441,718
2.01.01	Social obligations and Labor	2,496,513	2,173,972
2.01.01.01	Social Obligations	379,036	387,534
2.01.01.02	Labor obligations	2,117,477	1,786,438
2.01.02	Suppliers	9,515,109	9,567,159
2.01.02.01	National suppliers	7,898,383	7,417,514
2.01.02.02	Foreign Suppliers	1,616,726	2,149,645
2.01.03	Tax	9,706,665	7,836,659
2.01.03.01	Federal Tax	8,210,579	6,099,426
2.01.03.01.01	Income Tax and Social Contribution Payable	1,311,752	640,145
2.01.03.01.02	Others Federal Taxes	6,898,827	5,459,281
2.01.03.02	State Taxes	1,401,315	1,622,345
2.01.03.03	Municipal Taxes	94,771	114,888
2.01.04	Loans and Financing	4,225,688	4,655,340
2.01.04.01	Loans and Financing	2,124,395	1,364,725
2.01.04.01.01	Local currency	1,023,820	416,092
2.01.04.01.02	Foreign Currency	1,100,575	948,633
2.01.04.02	Debentures	227,442	141,237
2.01.04.03	Financing by leasing	1,873,851	3,149,378
2.01.05	Other Liabilities	26,023,290	36,999,327
2.01.05.01	Related Party Liabilities	19,750,952	30,112,871
2.01.05.01.01	Debt with affiliated companies	107,592	86,280
2.01.05.01.02	Debt with subsidiaries	8,613,905	14,093,122
2.01.05.01.04	Debt with other related parties	11,029,455	15,933,469
2.01.05.02	Other	6,272,338	6,886,456
2.01.05.02.01	Dividends and interest on capital payable	2,608,899	3,595,302
2.01.05.02.04	Interests of employees and managers	940,827	1,428,300
2.01.05.02.05	Other	2,722,612	1,862,854
2.01.06	Provisions	1,212,816	1,209,261
2.01.06.02	Other Provisions	1,212,816	1,209,261
2.01.06.02.04	Pension and Health Plan	1,212,816	1,209,261
2.02	Non-current liabilities	99,776,345	96,896,869
2.02.01	Loans and Financing	50,402,794	51,405,781
2.02.01.01	Loans and Financing	34,298,011	34,715,341
2.02.01.01.01	Local currency	22,191,629	22,742,005
2.02.01.01.02	Foreign Currency	12,106,382	11,973,336
2.02.01.02	Debentures	1,737,487	1,714,881
2.02.01.03	Financing by leasing	14,367,296	14,975,559
2.02.02	Other Liabilities	2,277,211	3,024,166
2.02.02.01	Related Party Liabilities	489,593	404,097
2.02.02.01.01	Debt with affiliated companies	55,925	53,772
2.02.02.01.02	Debt with subsidiaries	433,668	350,325
2.02.02.02	Other	1,787,618	2,620,069
2.02.02.02.03	Other accounts payable and expenses	1,787,618	2,620,069
2.02.03	Deferred Taxes	25,864,028	21,808,161

PAGE : 6 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Individual Interim Accounting Information / Balance Sheet - Liability

(R$ Thousand)
		Current Quarter	Previous Fiscal
Account Code	Description Account	06/30/2011	Year12/31/2010
2.02.03.01	Deferred income tax and social contribution	25,864,028	21,808,161
2.02.03.01.01	Deferred income tax and social contribution	25,839,581	21,808,161
2.02.03.01.02	Other Deferred Taxes	24,447	0
2.02.04	Provisions	21,232,312	20,658,761
2.02.04.01	Social Security Tax Provisions Labor and Civil	307,993	424,524
2.02.04.01.01	Tax Provisions	62,133	67,675
2.02.04.01.02	Social Security and labor Provisions	78,695	87,615
2.02.04.01.04	Civil provisions	167,165	269,234
2.02.04.02	Other Provisions	20,924,319	20,234,237
2.02.04.02.04	Healthcare and pension plans	14,889,356	14,162,221
2.02.04.02.05	Provision for dismantling of areas	6,034,963	6,072,016
2.03	Shareholders equity	323,099,784	307,316,516
2.03.01	Paid in capital	205,379,729	205,357,103
2.03.02	Capital Reserves	57,953	-6,257
2.03.02.07	Additional Paid in Capital	57,953	-6,257
2.03.04	Profit Reserves	101,852,439	101,875,065
2.03.04.01	Legal reserve	12,653,480	12,653,480
2.03.04.02	Statutory reserve	1,421,619	1,421,619
2.03.04.05	Undistributed earning reserve	86,453,285	86,453,285
2.03.04.07	Tax incentive reserve	1,324,055	1,346,681
2.03.05	Retained Earnings/ Accumulated Losses	16,537,672	0
2.03.06	Equity Valuation Adjustments	144,754	287,084
2.03.07	Cumulative translation adjustments	-872,763	-196,479

PAGE : 7 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Individual Interim Accounting Information / Statement of Income

(R$ Thousand)

		Current Quarter	Accumulated	Same Quarter	Accumulated
			Current Year	Of The Previous	Previous Year
				Year
		04/01/2011 to	01/01/2011 to	04/01/2010 to	01/01/2010 to
Account Code	Description Account	06/30/2011	06/30/2011	06/30/2010	06/30/2010
3.01	Revenues	45,920,728	86,017,312	38,914,242	75,866,149
3.02	Cost of Products and Services Sold	-29,963,805	-54,666,668	-23,924,903	-45,267,264
3.03	Gross profit	15,956,923	31,350,644	14,989,339	30,598,885
3.04	Operating Expenses	-4,327,766	-7,966,729	-4,227,939	-9,757,010
3.04.01	Selling expenses	-2,319,331	-4,570,799	-2,147,798	-3,897,709
3.04.02	Administrative and general expenses	-1,483,297	-2,807,187	-1,279,914	-2,505,069
3.04.05	Other Operating Expenses	-3,420,508	-6,560,589	-2,208,357	-5,754,909
3.04.05.01	Taxes	-39,388	-165,806	-75,881	-156,484
3.04.05.02	Cost of Research and Technological Development	-496,810	-979,500	-383,941	-763,719
3.04.05.03	Exploratory Costs for The Extraction of Crude Oil and Gas	-1,034,921	-1,893,834	-526,811	-1,402,632
3.04.05.05	Other Operating Expenses, Net	-1,849,389	-3,521,449	-1,221,724	-3,432,074
3.04.06	Equity Pick-up	2,895,370	5,971,846	1,408,130	2,400,677
3.05	Income before financial results, interests and taxes	11,629,157	23,383,915	10,761,400	20,841,875
3.06	Financial results	1,806,753	3,595,851	-51,623	64,258
3.06.01	Financial Income	1,800,045	3,675,049	898,652	1,873,592
3.06.01.01	Financial Income	1,594,241	3,286,693	898,652	1,810,931
3.06.01.02	Net Monetary and Exchanges Variation	205,804	388,356	0	62,661
3.06.02	Financial Expenses	6,708	-79,198	-950,275	-1,809,334
3.06.02.01	Financial Expenses	6,708	-79,198	-783,746	-1,809,334
3.06.02.02	Net Monetary and Exchanges Variation	0	0	-166,529	0
3.07	Income before taxes	13,435,910	26,979,766	10,709,777	20,906,133
3.08	Income tax and social contribution	-2,525,315	-5,224,295	-2,473,182	-4,978,053
3.08.01	Current	-1,178,322	-1,557,143	-837,368	-3,583,819
3.08.02	Deferred	-1,346,993	-3,667,152	-1,635,814	-1,394,234
3.09	Net Income from Continuing Operations	10,910,595	21,755,471	8,236,595	15,928,080
3.11	Income / Loss for the period	10,910,595	21,755,471	8,236,595	15,928,080
3.99	Income per share - (Reais / Share)
3.99.01	Basic income per share
3.99.01.01	ON	0.83641	1.66779	0.93874	1.81536
3.99.01.02	PN	0.83641	1.66779	0.93874	1.81536
3.99.02	Diluted income per share
3.99.02.01	ON	0.83641	1.66779	0.93874	1.81536
3.99.02.02	PN	0.83641	1.66779	0.93874	1.81536

PAGE : 8 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Individual Interim Accounting Information / Comprehensive Statement of Income

(R$ Thousand)

		Current	Accumulated	Same Quarter	Accumulated
		Quarter	Current Year	Of The	Previous Year
				Previous Year
		04/01/2011 to	01/01/2011 to	04/01/2010 to	01/01/2010 to
Account Code	Description Account	06/30/2011	06/30/2011	06/30/2010	06/30/2010
4.01	Net income for the year	10,910,595	21,755,471	8,236,595	15,928,080
4.02	Other Comprehensive Income	-450,843	-818,614	152,171	275,536
4.02.01	Cumulative translation adjustments	-417,718	-676,284	199,229	265,270
4.02.03	Unrealized gains / (losses) on securities available for sale - Recognized	-68,163	-229,603	-47,337	38,889
4.02.04	Unrealized gains / (losses) on securities available for sale - Transferred to results	7,224	14,562	-9,288	-7,627
4.02.05	Unrecognized gains / (losses) on cash flow hedge - Recognized	9,589	3,181	-6,819	-193
4.02.06	Unrecognized gains / (losses) on cash flow hedge - Transferred to results	-4,950	-8,535	-10,349	-16,109
4.02.07	Deferred income tax and social contribution	23,175	78,065	26,735	-4,694
4.03	Comprehensive income for the period	10,459,752	20,936,857	8,388,766	16,203,616

PAGE : 9 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Individual Interim Accounting Information / Statement of Cash Flow - Indirect Method

(R$ Thousand)

		Accumulated	Accumulated
		Current Year	Previous Year
		01/01/2011 to	01/01/2010 to
Account Code	Description Account	06/30/2011	06/30/2010
6.01	Net Cash - Operating Activities	13,138,856	7,239,927
6.01.01	Cash provided by operating activities	22,978,655	20,168,950
6.01.01.01	Net income for the year	21,755,471	15,928,080
6.01.01.03	Equity in earnings (losses) of significant investments	-5,971,846	-2,400,677
6.01.01.05	Depreciation, depletion and amortization	5,554,240	4,964,820
6.01.01.06	Loss on recovery of assets	193,545	4,169
6.01.01.07	Write-off of dry wells	1,142,936	851,196
6.01.01.08	Residual value of permanent assets written off	116,305	14,607
6.01.01.09	Exchange and monetary variation and charges on financing	-3,479,148	-587,479
6.01.01.10	Deferred income and social contribution taxes, net	3,667,152	1,394,234
6.01.02	Changes in assets and liabilities	-9,913,748	-13,662,418
6.01.02.01	Accounts receivable	-147,871	-457,382
6.01.02.02	Inventories	-4,497,362	-503,498
6.01.02.03	Accounts payable to suppliers	-49,700	-541,460
6.01.02.04	Taxes, fees and contributions	692,759	-2,589,204
6.01.02.05	Healthcare and pension plans	730,690	780,426
6.01.02.06	Short term operations with subsidiaries / affiliated companies	-6,642,264	-10,351,300
6.01.03	Other	73,949	733,395
6.01.03.01	Other assets	-375,169	-449,157
6.01.03.02	Other liabilities	449,118	1,182,552
6.02	Net Cash - Investment Activities	-13,851,620	-22,728,741
6.02.01	Investments in exploration and production of oil and gas	-11,544,501	-11,033,388
6.02.02	Investments in refining and transport	-7,572,769	-10,678,995
6.02.03	Investments in gas and energy	-1,489,952	35,401
6.02.04	Investment in international segment	-6,686	-43,209
6.02.06	Investment in biofuels	-330,687	-895,052
6.02.07	Other Investments	-744,205	-65,273
6.02.08	Investments in marketable securities	6,932,000	-929,265
6.02.09	Dividends received	905,180	881,040
6.03	Net Cash - Financing activities	4,635,084	16,532,539
6.03.04	Raising of Financing and Intercompany Loans	27,512	11,671,450
6.03.05	Amortization of principal	-181,343	-951,996
6.03.06	Amortization of interest	-1,360,033	-1,111,866
6.03.07	Intercompany Loans, Net	16,925,094	8,883,768
6.03.08	Non standard Credit Rights Investment Fund	-4,904,014	1,776,028
6.03.09	Dividends paid to shareholders	-5,872,132	-3,734,845
6.05	Increase (decrease) in cash and cash equivalents	3,922,320	1,043,725
6.05.01	Opening balance of cash and cash equivalents	19,994,554	16,798,113
6.05.02	Closing balance of cash and cash equivalents	23,916,874	17,841,838

PAGE : 10 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Individual Interim Accounting Information / Statement of Changes in Shareholders' Equity - 01/01/2011 to 06/30/2011

(R$ Thousand)

			Capital Reserves,		Retained
			Granted Options		earnings/	Other	Shareholders’
		Paid in	and Treasury	Revenue	(accumulated	Comprehensive	Equity
Account Code	Description Account	Capital	Shares	Reserves	losses)	Income	Consolidated
5.01	Opening balance	205,357,103	-6,257	101,875,065	0	90,605	307,316,516
5.03	Opening balance adjusted	205,357,103	-6,257	101,875,065	0	90,605	307,316,516
5.04	Capital transactions with shareholders	22,626	64,210	-22,626	-5,217,799	0	-5,153,589
5.04.01	Capital increases	22,626	0	-22,626	0	0	0
5.04.07	Interest on shareholders' equity	0	0	0	-5,217,799	0	-5,217,799
5.04.08	Change in interest in subsidiaries	0	64,210	0	0	0	64,210
5.05	Total of comprehensive income	0	0	0	21,755,471	-818,614	20,936,857
5.05.01	Net income for the period	0	0	0	21,755,471	0	21,755,471
5.05.02	Other comprehensive income	0	0	0	0	-824,641	-824,641
5.05.02.01	Adjustments of financial instruments	0	0	0	0	-226,422	-226,422
5.05.02.02	Taxes of adjustments of financial instruments	0	0	0	0	78,065	78,065
5.05.02.04	Translation adjustments for the period	0	0	0	0	-676,284	-676,284
5.05.03	Transferred to results	0	0	0	0	6,027	6,027
5.05.03.01	Adjustments of financial instruments	0	0	0	0	6,027	6,027
5.07	Final balance	205,379,729	57,953	101,852,439	16,537,672	-728,009	323,099,784

PAGE : 11 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Individual Interim Accounting Information / Statement of Changes in Equity - 01/01/2010 to 06/30/2010

(R$ Thousand)

			Capital Reserves,		Retained
			Granted Options		earnings/	Other
		Paid in	and Treasury	Revenue	(accumulated	Comprehensive	Shareholders’
Account Code	Description Account	Capital	Shares	Reserves	losses)	Income	Equity
5.01	Opening balance	78,966,691	1,937,392	85,430,762	-1,247,335	-66,821	165,020,689
5.03	Opening balance adjusted	78,966,691	1,937,392	85,430,762	-1,247,335	-66,821	165,020,689
5.04	Capital Transactions with shareholders	6,141,853	-532,162	-5,626,996	-3,509,631	0	-3,526,936
5.04.01	Capital increases	6,141,853	-514,857	-5,626,996	0	0	0
5.04.07	Interest on shareholders' equity	0	0	0	-3,509,631	0	-3,509,631
5.04.08	Change in interest in subsidiaries	0	-17,305	0	0	0	-17,305
5.05	Total of Comprehensive Income	0	0	0	15,928,080	275,536	16,203,616
5.05.01	Net income for the period	0	0	0	15,928,080	0	15,928,080
5.05.02	Other Comprehensive Income	0	0	0	0	299,272	299,272
5.05.02.01	Adjustments of financial instruments	0	0	0	0	38,696	38,696
5.05.02.02	Taxes of adjustments of financial instruments	0	0	0	0	-4,694	-4,694
5.05.02.04	Translation adjustments for the period	0	0	0	0	265,270	265,270
5.05.03	Transferred to results	0	0	0	0	-23,736	-23,736
5.05.03.01	Adjustments of financial instruments	0	0	0	0	-23,736	-23,736
5.07	Final balance	85,108,544	1,405,230	79,803,766	11,171,114	208,715	177,697,369

PAGE : 12 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Individual Interim Accounting Information / Statement of Added Value

(R$ Thousand)

		Accumulated	Accumulated
		Current Year	Previous Year
		01/01/2011 to	01/01/2010 to
Account Code	Description Account	06/30/2011	06/30/2010
7.01	Revenues	137,332,471	123,894,812
7.01.01	Sales of Goods, Products and Services	112,462,161	98,774,863
7.01.02	Other Revenues	1,729,187	1,524,647
7.01.03	Revenues refs. to the construction of own assets	23,061,217	23,722,781
7.01.04	Allowance/Reversal for doubtful accounts	79,906	-127,479
7.02	Inputs acquired from third parties	-61,624,300	-59,886,858
7.02.01	Cost of Goods, Products and Services sold	-32,169,771	-26,394,432
7.02.02	Materials, Power, Third-party Services and Other Operating Expenses	-21,713,895	-25,306,471
7.02.03	Loss/Recovery of Assets Values	-193,545	-4,169
7.02.04	Other	-7,547,089	-8,181,786
7.03	Gross Added Value	75,708,171	64,007,954
7.04	Retentions	-5,554,240	-4,964,820
7.04.01	Depreciation, Amortization and Depletion	-5,554,240	-4,964,820
7.05	Net Added Value Produced	70,153,931	59,043,134
7.06	Transferred Added Value	9,256,951	4,514,132
7.06.01	Equity Accounting	5,971,846	2,400,677
7.06.02	Financial Income	2,865,303	1,599,044
7.06.03	Other	419,802	514,411
7.07	Total Added Value to be Distributed	79,410,882	63,557,266
7.08	Distribution of added value	79,410,882	63,557,266
7.08.01	Personnel	7,535,281	6,553,482
7.08.01.01	Payroll and related charges	5,275,142	4,590,995
7.08.01.02	Benefits	1,913,981	1,655,051
7.08.01.03	FGTS	346,158	307,436
7.08.02	Taxes, Duties and Social Contributions	38,459,841	31,167,695
7.08.02.01	Federal	28,513,752	24,051,522
7.08.02.02	State	9,893,314	7,055,615
7.08.02.03	Municipal	52,775	60,558
7.08.03	Remuneration of Third Party Capital	11,660,289	9,908,009
7.08.03.01	Interest	2,254,143	3,242,811
7.08.03.02	Rental	9,406,146	6,665,198
7.08.04	Remuneration of Shareholders' Equity	21,755,471	15,928,080
7.08.04.01	Interest on Shareholders' Equity	5,217,799	3,509,631
7.08.04.03	Retained Earnings / Loss For The Period	16,537,672	12,418,449

PAGE : 13 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Consolidated Interim Accounting Information / Balance Sheet - Assets

(R$ Thousand)

		Current Quarter	Previous Fiscal
Account Code	Description Account	06/30/2011	Year 12/31/2010
1	Total Assets	554,583,506	519,970,003
1.01	Current Assets	119,493,478	106,685,162
1.01.01	Cash and Cash Equivalents	34,672,618	30,323,259
1.01.01.01	Cash and Banks	3,086,470	3,434,380
1.01.01.02	Short Term Investments	31,586,148	26,888,879
1.01.02	Short Term Investments	24,969,264	26,017,297
1.01.02.01	Financial investments valued at fair value	24,952,798	25,972,839
1.01.02.01.01	Securities for trading	24,795,379	25,650,959
1.01.02.01.02	Securities available for sale	157,419	321,880
1.01.02.02	Financial investments valued at amortized cost	16,466	44,458
1.01.02.02.01	Securities held until maturity	16,466	44,458
1.01.03	Accounts Receivable	18,762,930	17,333,975
1.01.03.01	Customers	14,007,917	12,916,412
1.01.03.01.01	Third parties	12,737,872	14,385,169
1.01.03.01.02	Subsidiary and Affiliated Companies	3,010,947	280,896
1.01.03.01.03	Allowance for Doubtful Accounts	-1,740,902	-1,749,653
1.01.03.02	Other Accounts Receivable	4,755,013	4,417,563
1.01.04	Inventories	25,751,416	19,815,677
1.01.06	Taxes recoverable	11,322,895	8,934,797
1.01.06.01	Current tax recoverable	11,322,895	8,934,797
1.01.07	Prepaid Expenses	1,218,744	1,006,419
1.01.08	Other Current Assets	2,795,611	3,253,738
1.01.08.03	Other	2,795,611	3,253,738
1.01.08.03.01	Advances to Suppliers	1,080,505	1,310,353
1.01.08.03.02	Dividends Receivable	5,928	250,600
1.01.08.03.03	Other	1,709,178	1,692,785
1.02	Non-current Assets	435,090,028	413,284,841
1.02.01	Long-Term Assets	38,248,830	38,469,954
1.02.01.01	Financial investments valued at fair value	4,935,612	4,981,553
1.02.01.01.02	Securities available for sale	4,935,612	4,981,553
1.02.01.02	Financial investments valued at amortized cost	263,729	225,953
1.02.01.02.01	Securities held until maturity	263,729	225,953
1.02.01.03	Accounts Receivable	4,609,358	4,679,135
1.02.01.03.02	Other Accounts Receivable	4,609,358	4,679,135
1.02.01.04	Inventories	92,331	91,161
1.02.01.06	Deferred taxes	16,913,208	17,210,856
1.02.01.06.01	Deferred income tax and social contribution	7,103,170	6,471,069
1.02.01.06.02	Deferred Value-Added Tax (ICMS)	2,350,612	2,420,941
1.02.01.06.03	Deferred PIS/COFINS	7,161,790	8,062,564
1.02.01.06.04	Other Taxes	297,636	256,282
1.02.01.07	Prepaid Expenses	1,657,556	1,225,919
1.02.01.08	Credit with related parties	120,532	276,764
1.02.01.08.01	Credit with affiliated companies	120,532	126,448
1.02.01.08.04	Credit with others related parties	0	150,316
1.02.01.09	Other non-current assets	9,656,504	9,778,613
1.02.01.09.03	Petroleum and Alcohol Accounts – STN	826,408	821,635

PAGE : 14 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Consolidated Interim Accounting Information / Balance Sheet - Assets

(R$ Thousand)

		Current Quarter	Previous Fiscal
Account Code	Description Account	06/30/2011	Year 12/31/2010
1.02.01.09.04	Investments in Privatizable Companies	2,233	2,233
1.02.01.09.05	Judicial Deposits	2,810,171	2,806,975
1.02.01.09.06	Advances to Suppliers	4,691,406	4,975,584
1.02.01.09.07	Other long-term	1,326,286	1,172,186
1.02.02	Investments	9,237,263	8,879,163
1.02.02.01	Corporate Interests	9,237,263	8,879,163
1.02.02.01.01	Investments in affiliated companies	8,922,125	8,649,290
1.02.02.01.04	Other Corporate Interests	315,138	229,873
1.02.03	Property, Plant and Equipment	304,924,502	282,837,532
1.02.03.01	Assets in Operating	153,807,652	143,092,093
1.02.03.02	Assets Under Leasing	719,108	788,780
1.02.03.03	Assets Under Construction	150,397,742	138,956,659
1.02.04	Intangible	82,679,433	83,098,192
1.02.04.01	Intangible	81,686,976	82,075,570
1.02.04.01.02	Guarantees for concession	80,067,038	80,377,031
1.02.04.01.03	Software	1,619,938	1,698,539
1.02.04.02	Goodwill	992,457	1,022,622

PAGE : 15 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Consolidated Interim Accounting Information / Balance Sheet - Liabilities

(R$ Thousand)

		Current Quarter	Previous Fiscal
Account Code	Description Account	06/30/2011	Year 12/31/2010
2	Total Liabilities	554,583,506	519,970,003
2.01	Current Liabilities	60,821,150	56,834,675
2.01.01	Social obligations and Labor	2,942,302	2,605,810
2.01.01.01	Social Obligations	416,224	423,146
2.01.01.02	Labor obligations	2,526,078	2,182,664
2.01.02	Suppliers	18,616,457	17,043,678
2.01.02.01	National suppliers	10,853,575	10,333,714
2.01.02.02	Foreign Suppliers	7,762,882	6,709,964
2.01.03	Tax	11,546,982	10,250,098
2.01.03.01	Federal Tax	9,747,231	8,147,315
2.01.03.01.01	Income Tax and Social Contribution Payable	2,059,006	1,641,637
2.01.03.01.02	Others Federal Taxes	7,688,225	6,505,678
2.01.03.02	State Taxes	1,695,906	1,968,051
2.01.03.03	Municipal Taxes	103,845	134,732
2.01.04	Loans and Financing	16,737,001	15,668,290
2.01.04.01	Loans and Financing	16,246,975	15,172,908
2.01.04.01.01	Local currency	2,721,182	2,924,685
2.01.04.01.02	Foreign Currency	13,525,793	12,248,223
2.01.04.02	Debentures	375,863	319,227
2.01.04.03	Financing by leasing	114,163	176,155
2.01.05	Other Liabilities	9,695,915	9,963,702
2.01.05.01	Related Party Liabilities	178,690	148,798
2.01.05.01.01	Debt with affiliated companies	178,690	148,798
2.01.05.02	Other	9,517,225	9,814,904
2.01.05.02.01	Dividends and interest on capital payable	2,608,899	3,595,303
2.01.05.02.04	Interests of employees and managers	1,114,741	1,691,376
2.01.05.02.05	Other	5,793,585	4,528,225
2.01.06	Provisions	1,282,493	1,303,097
2.01.06.02	Other Provisions	1,282,493	1,303,097
2.01.06.02.04	Pension and Health	1,282,493	1,303,097
2.02	Non-current liabilities	167,419,626	152,912,028
2.02.01	Loans and Financing	111,561,428	102,247,022
2.02.01.01	Loans and Financing	108,828,554	99,603,246
2.02.01.01.01	Local currency	49,169,173	49,662,409
2.02.01.01.02	Foreign Currency	59,659,381	49,940,837
2.02.01.02	Debentures	2,551,704	2,447,952
2.02.01.03	Financing by leasing	181,170	195,824
2.02.02	Other Liabilities	1,239,159	1,349,043
2.02.02.01	Related Party Liabilities	176,396	179,202
2.02.02.01.01	Debt with affiliated companies	176,396	179,202
2.02.02.02	Other	1,062,763	1,169,841
2.02.02.02.03	Other accounts payable and expenses	1,062,763	1,169,841
2.02.03	Deferred Taxes	30,846,618	26,160,591
2.02.03.01	Deferred income tax and social contribution	30,846,618	26,160,591
2.02.03.01.01	Deferred income tax and social contribution	30,786,642	26,117,696
2.02.03.01.02	Other Deferred Taxes	59,976	42,895

PAGE : 16 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Consolidated Interim Accounting Information / Balance Sheet - Liabilities

(R$ Thousand)

		Current Quarter	Previous Fiscal
Account Code	Description Account	06/30/2011	Year 12/31/2010
2.02.04	Provisions	23,772,421	23,155,372
2.02.04.01	Tax, social security, labor and civil provisions	1,250,948	1,372,030
2.02.04.01.01	Tax Provisions	647,452	616,857
2.02.04.01.02	Social security and labor provisions	192,715	196,283
2.02.04.01.04	Civil provisions	287,923	357,604
2.02.04.01.05	Other provisions for contingencies	122,858	201,286
2.02.04.02	Other provisions	22,521,473	21,783,342
2.02.04.02.04	Healthcare and pension plans	16,097,547	15,277,952
2.02.04.02.05	Provision for dismantling of areas	6,423,926	6,505,390
2.03	Consolidated shareholders' equity	326,342,730	310,223,300
2.03.01	Paid in capital	205,379,729	205,357,103
2.03.02	Capital Reserves	48,674	-6,257
2.03.02.07	Additional Paid in Capital	48,674	-6,257
2.03.04	Profit Reserves	101,301,105	101,323,731
2.03.04.01	Legal reserve	12,653,480	12,653,480
2.03.04.02	Statutory reserve	1,421,619	1,421,619
2.03.04.05	Undistributed Earning Reserve	85,901,951	85,901,951
2.03.04.07	Tax incentive reserve	1,324,055	1,346,681
2.03.05	Retained Earnings / Accumulated Losses	16,710,102	0
2.03.06	Equity Valuation Adjustments	144,754	287,084
2.03.07	Cumulative translation adjustments	-872,763	-196,479
2.03.09	Noncontrolling interest	3,631,129	3,458,118

PAGE : 17 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Consolidated Interim Accounting Information / Income Statement

(R$ Thousand)

		Current Quarter	Accumulated	Same Quarter Of	Accumulated
			Current Year	The Previous	Previous Year
				Year
		04/01/2011 to	01/01/2011 to	04/01/2010 to	01/01/2010 to
Account Code	Description Account	06/30/2011	06/30/2011	06/30/2010	06/30/2010
3.01	Revenues	61,468,746	116,269,245	53,631,379	104,043,449
3.02	Cost of Products and Services Sold	-41,226,291	-75,822,376	-34,244,725	-65,346,394
3.03	Gross profit	20,242,455	40,446,869	19,386,654	38,697,055
3.04	Operating Expenses	-8,028,929	-15,420,665	-7,314,520	-15,187,152
3.04.01	Selling expenses	-2,181,941	-4,298,038	-2,276,030	-4,348,424
3.04.02	Administrative and general expenses	-2,164,105	-4,174,467	-1,897,404	-3,726,404
3.04.05	Other Operating Expenses	-3,848,613	-7,390,701	-2,910,642	-6,702,599
3.04.05.01	Taxes	-115,014	-365,602	-224,648	-378,075
3.04.05.02	Cost of Research and Technological Development	-526,170	-1,018,604	-414,876	-806,236
3.04.05.03	Exploratory Costs for The Extraction of Crude Oil and Gas	-1,198,782	-2,141,271	-626,097	-1,628,765
3.04.05.05	Other Operating Expenses, Net	-2,008,647	-3,865,224	-1,645,021	-3,889,523
3.04.06	Equity Pick-up	165,730	442,541	-230,444	-409,725
3.05	Income before financial results, interests and taxes	12,213,526	25,026,204	12,072,134	23,509,903
3.06	Financial results	2,895,350	4,917,562	-630,303	-1,331,295
3.06.01	Financial Income	3,231,919	5,971,965	922,498	1,682,316
3.06.01.01	Financial Income	1,829,835	3,622,345	922,498	1,682,316
3.06.01.02	Net Monetary and Exchanges Variation	1,402,084	2,349,620	0	0
3.06.02	Expenses	-336,569	-1,054,403	-1,552,801	-3,013,611
3.06.02.01	Expenses	-336,569	-1,054,403	-815,534	-1,699,840
3.06.02.02	Net Monetary and Exchanges Variation	0	0	-737,267	-1,313,771
3.07	Income before taxes	15,108,876	29,943,766	11,441,831	22,178,608
3.08	Income tax and social contribution	-3,697,771	-7,338,487	-3,105,033	-6,044,962
3.08.01	Current	-1,947,379	-3,214,619	-1,563,613	-4,949,830
3.08.02	Deferred	-1,750,392	-4,123,868	-1,541,420	-1,095,132
3.09	Net Income from Continuing Operations	11,411,105	22,605,279	8,336,798	16,133,646
3.11	Consolidated Income / Loss for the period	11,411,105	22,605,279	8,336,798	16,133,646
3.11.01	Attributable to shareholders of the Parente Company	10,942,937	21,927,901	8,294,990	16,021,265
3.11.02	Attributable to Non-controlling shareholders	468,168	677,378	41,808	112,381

PAGE : 18 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(R$ Thousand)

		Current Quarter	Accumulated	Same Quarter Of	Accumulated
			Current Year	The Previous	Previous Year
				Year
		04/01/2011 to	01/01/2011 to	04/01/2010 to	01/01/2010 to
Account Code	Description Account	06/30/2011	06/30/2011	06/30/2010	06/30/2010
3.99	Earnings per share - (Real / Share)
3.99.01	Basic earnings per share
3.99.01.01	ON	0.83889	1.68101	0.94540	1.82598
3.99.01.02	PN	0.83889	1.68101	0.94540	1.82598
3.99.02	Diluted earnings per share
3.99.02.01	ON	0.83889	1.68101	0.94540	1.82598
3.99.02.02	PN	0.83889	1.68101	0.94540	1.82598

PAGE : 19 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Consolidated Interim Accounting Information / Statement of Comprehensive Income

(R$ Thousand)

		Current	Accumulated	Same Quarter Of	Accumulated
		Quarter	Current Year	The Previous	Previous Year
				Year
		04/01/2011 to	01/01/2011 to	04/01/2010 to	01/01/2010 to
Account Code	Description Account	06/30/2011	06/30/2011	06/30/2010	06/30/2010
4.01	Net income Consolidated for the year	11,411,105	22,605,279	8,336,799	16,133,646
4.02	Other Comprehensive Income	-653,308	-1,064,128	147,223	249,770
4.02.01	Cumulative translation adjustments	-620,183	-921,798	194,281	239,504
4.02.03	Unrealized gains / (losses) on securities available for sale - Recognized	-68,163	-229,603	-47,337	38,889
4.02.04	Unrealized gains / (losses) on securities available for sale - Transferred to results	7,224	14,562	-9,288	-7,627
4.02.05	Unrecognized gains / (losses) on cash flow hedge - Recognized	9,589	3,181	-6,819	-193
4.02.06	Unrecognized gains / (losses) on cash flow hedge - Transferred to results	-4,950	-8,535	-10,349	-16,109
4.02.07	Deferred income tax and social contribution	23,175	78,065	26,735	-4,694
4.03	Comprehensive income for the period	10,757,797	21,541,151	8,484,022	16,383,416
4.03.01	Attributed to Partners of the Parent Company	10,492,094	21,109,287	8,447,162	16,296,801
4.03.02	Attributed to Non-Controlling Partners	265,703	431,864	36,860	86,615

PAGE : 20 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Consolidated Interim Accounting Information / Statement of Cash Flow - Indirect Method

(R$ Thousand)

		Accumulated	Accumulated
		Current Year	Previous Year
		01/01/2011 to	01/01/2010 to
Account Code	Description Account	06/30/2011	06/30/2010
6.01	Net Cash - Operating Activities	27,172,032	22,934,939
6.01.01	Cash provided by operating activities	34,033,793	28,531,293
6.01.01.01	Net income for the year	21,927,901	16,021,265
6.01.01.02	Non-controlling interest	677,378	112,381
6.01.01.03	Equity in earnings (losses) of significant investments	-442,541	409,725
6.01.01.05	Depreciation, depletion and amortization	7,645,355	6,888,550
6.01.01.06	Loss on recovery of assets	368,623	514,128
6.01.01.07	Write-off of dry wells	1,245,944	906,054
6.01.01.08	Residual value of permanent assets written off	483,686	202,657
6.01.01.09	Exchange and monetary variation and charges on financing	-1,996,421	2,381,401
6.01.01.10	Deferred income and social contribution taxes, net	4,123,868	1,095,132
6.01.02	Changes in assets and liabilities	-5,977,842	-5,520,861
6.01.02.01	Accounts receivable	-1,986,313	-2,616,229
6.01.02.02	Inventories	-6,479,241	-371,683
6.01.02.03	Suppliers	2,055,243	-788,317
6.01.02.04	Taxes, fees and contributions	-495,345	-3,174,199
6.01.02.05	Healthcare and pension plans	809,153	843,594
6.01.02.06	Short term operations with subsidiaries / affiliated companies	118,661	585,973
6.01.03	Other	-883,919	-75,493
6.01.03.01	Other assets	-1,840,753	-375,660
6.01.03.02	Other liabilities	956,834	300,167
6.02	Net Cash - Investment Activities	-28,484,478	-35,651,439
6.02.01	Investments in exploration and production of oil and gas	-14,190,924	-14,538,133
6.02.02	Investments in refining and transport	-11,713,086	-13,978,178
6.02.03	Investments in gas and energy	-1,631,561	-3,692,930
6.02.04	Investment in international segment	-1,778,911	-2,293,935
6.02.05	Investments in distribution	-451,268	-225,581
6.02.06	Investment in biofuels	-269,946	-872,947
6.02.07	Other Investments	-818,696	-294,268
6.02.08	Investments in marketable securities	2,157,427	34,777
6.02.09	Dividends received	212,487	209,756
6.03	Net Cash - Financing activities	6,575,864	7,769,652
6.03.03	Funding	22,121,358	21,787,718
6.03.04	Amortization of principal	-6,611,317	-9,033,022
6.03.05	Amortization of interest	-3,062,045	-1,250,199
6.03.08	Dividends paid to shareholders	-5,872,132	-3,734,845
6.04	Effect of exchange rate changes on cash and cash equivalents	-914,058	122,486
6.05	Increase (decrease) in cash and cash equivalents	4,349,360	-4,824,362
6.05.01	Cash and cash equivalents at the beginning of the year	30,323,259	29,034,228
6.05.02	Cash and cash equivalents at the end of the year	34,672,619	24,209,866

PAGE : 21 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Consolidated Interim Accounting Information / Statement of Changes in Shareholders' Equity - 01/01/2011 to 06/30/2011

(R$ Thousand)

			Capital
			Reserves,
			Granted
			Options		Retained
			and		earnings/	Other		Non-	Shareholders’
		Paid in	Treasury	Revenue	(accumulated	Comprehensive	Shareholders’	controlling	Equity
Account Code	Description Account	Capital	Shares	Reserves	losses)	Income	Equity	interest	Consolidated

5.01	Opening balance	205,357,103	-6,257	101,323,731	0	90,605	306,765,182	3,458,118	310,223,300
5.03	Opening balance adjusted	205,357,103	-6,257	101,323,731	0	90,605	306,765,182	3,458,118	310,223,300
5.04	Capital Transactions with shareholders	22,626	54,931	-22,626	-5,217,799	0	-5,162,868	-258,853	-5,421,721
5.04.01	Capital increases	22,626	0	-22,626	0	0	0	0	0
5.04.06	Dividends	0	0	0	0	0	0	-110,045	-110,045
5.04.07	Interest on shareholders' equity	0	0	0	-5,217,799	0	-5,217,799	0	-5,217,799
5.04.08	Change in interest in subsidiaries	0	54,931	0	0	0	54,931	-148,808	-93,877
5.05	Total of Comprehensive Income	0	0	0	21,927,901	-818,614	21,109,287	431,864	21,541,151
5.05.01	Income for the period	0	0	0	21,927,901	0	21,927,901	677,378	22,605,279
5.05.02	Other statements of income	0	0	0	0	-824,641	-824,641	-245,514	-1,070,155
5.05.02.01	Adjustments of financial instruments	0	0	0	0	-226,422	-226,422	0	-226,422
5.05.02.02	Taxes of adjustments of financial instruments	0	0	0	0	78,065	78,065	0	78,065
5.05.02.04	Translation adjustments for the period	0	0	0	0	-676,284	-676,284	-245,514	-921,798
5.05.03	Transferred to results	0	0	0	0	6,027	6,027	0	6,027
5.05.03.01	Adjustments of financial instruments	0	0	0	0	6,027	6,027	0	6,027
5.07	Final balance	205,379,729	48,674	101,301,105	16,710,102	-728,009	322,711,601	3,631,129	326,342,730

PAGE : 22 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Consolidated Interim Accounting Information / Statement of Changes in Shareholders' Equity - 01/01/2010 to 06/30/2010

(R$ Thousand)

			Capital
			Reserves,
			Granted
			Options		Retained
			and		earnings/	Other		Non-	Shareholders’
		Paid in	Treasury	Revenue	(accumulated	Comprehensive	Shareholders’	controlling	Equity
Account Code	Description Account	Capital	Shares	Reserves	losses)	Income	Equity	interest	Consolidated
5.01	Opening balance	78,966,691	1,937,392	84,726,550	-1,247,335	-66,821	164,316,477	2,576,659	166,893,136
5.03	Opening balance adjusted	78,966,691	1,937,392	84,726,550	-1,247,335	-66,821	164,316,477	2,576,659	166,893,136
5.04	Capital Transactions with shareholders	6,141,853	-532,162	-5,626,996	-3,509,631	0	-3,526,936	269,582	-3,257,354
5.04.01	Capital increases	6,141,853	-514,857	-5,626,996	0	0	0	0	0
5.04.06	Dividends	0	0	0	0	0	0	218,384	218,384
5.04.07	Interest on shareholders' equity	0	0	0	-3,509,631	0	-3,509,631	0	-3,509,631
5.04.08	Change in interest in subsidiaries	0	-17,305	0	0	0	-17,305	51,198	33,893
5.05	Total of Comprehensive Income	0	0	0	16,021,265	275,536	16,296,801	86,615	16,383,416
5.05.01	Net income for the period	0	0	0	16,021,265	0	16,021,265	112,381	16,133,646
5.05.02	Other Comprehensive Income	0	0	0	0	299,272	299,272	-25,766	273,506
5.05.02.01	Adjustments of financial instruments	0	0	0	0	38,696	38,696	0	38,696
5.05.02.02	Taxes of adjustments of financial instruments	0	0	0	0	-4,694	-4,694	0	-4,694
5.05.02.04	Translation adjustments for the period	0	0	0	0	265,270	265,270	-25,766	239,504
5.05.03	Transferred to results	0	0	0	0	-23,736	-23,736	0	-23,736
5.05.03.01	Adjustments of financial instruments	0	0	0	0	-23,736	-23,736	0	-23,736
5.07	Final balance	85,108,544	1,405,230	79,099,554	11,264,299	208,715	177,086,342	2,932,856	180,019,198

PAGE : 23 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Consolidated Interim Accounting Information / Statement of added value

(R$ Thousand)

		Accumulated	Accumulated
		Current Year	Previous Year
		01/01/2011 to	01/01/2010 to
Account Code	Description Account	06/30/2011	06/30/2010
7.01	Revenues	178,712,173	164,487,784
7.01.01	Sales of Goods, Products and Services	146,275,546	130,208,235
7.01.02	Other Revenues	2,188,825	2,035,040
7.01.03	Revenues refs. to the construction of own assets	30,238,140	32,406,798
7.01.04	Allowance/Reversal for doubtful accounts	9,662	-162,289
7.02	Inputs acquired from third parties	-84,239,495	-83,999,130
7.02.01	Cost of Goods, Products and Services sold	-19,455,491	-19,722,775
7.02.02	Materials, Power, Third-party Services and Other Operating Expenses	-22,552,564	-19,875,984
7.02.03	Loss/Recovery of Assets Values	-368,623	-514,128
7.02.04	Other	-41,862,817	-43,886,243
7.03	Gross Added Value	94,472,678	80,488,654
7.04	Retentions	-7,645,355	-6,888,550
7.04.01	Depreciation, Amortization and Depletion	-7,645,355	-6,888,550
7.05	Net Added Value Produced	86,827,323	73,600,104
7.06	Transferred Added Value	4,576,316	1,869,441
7.06.01	Equity Accounting	442,541	-409,725
7.06.02	Financial Income	3,622,345	1,682,316
7.06.03	Other	511,430	596,850
7.07	Total Added Value To Be Distributed	91,403,639	75,469,545
7.08	Distribution of added value	91,403,639	75,469,545
7.08.01	Personnel	9,655,563	8,390,647
7.08.01.01	Payroll and related charges	7,034,444	6,182,116
7.08.01.02	Benefits	2,219,495	1,853,608
7.08.01.03	FGTS	401,624	354,923
7.08.02	Taxes, Duties and Social Contributions	52,227,184	42,634,889
7.08.02.01	Federal	34,928,198	29,130,727
7.08.02.02	State	17,189,630	13,401,096
7.08.02.03	Municipal	109,356	103,066
7.08.03	Remuneration of Third Party Capital	6,915,613	8,310,363
7.08.03.01	Interest	2,078,774	5,011,765
7.08.03.02	Rental	4,836,839	3,298,598
7.08.04	Remuneration of Shareholders' Equity	22,605,279	16,133,646
7.08.04.01	Interest on Shareholders' Equity	5,217,799	3,509,631
7.08.04.03	Retained Earnings / Loss For The Period	16,710,102	12,511,634
7.08.04.04	Noncontrolling Interest - Retained earnings	677,378	112,381

PAGE : 24 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Management Report / Performance comments

COMMENTS ON PARENT COMPANY PERFORMANCE

Net Profit

Petrobras posted a net profit of R$ 10,910 million in 2Q-2011, with an income before financial results, profit-sharing and taxes corresponding to 19% of the sales revenue (22% in 1Q-2011).

R$ million
	2º Quarter				First semester
1T-2011	2011	2010	2T11 X 1T11 (%)		2011	2010	2011 X 2010 (%)

40,097	45,921	38,914	115	Sales revenue	86,018	75,866	13
8,679	8,733	9,353	101	Income before financial results, profit sharing and taxes	17,411	18,441	(6)
1,789	1,807	(51)	101	Net financial Result	3,596	64	5,519
3,076	2,895	1,408	94	Stakeholding in investments	5,972	2,401	149
10,845	10,910	8,237	101	Net income attributable to shareholders of Petrobras	21,755	15,928	37
0.84	0.84	0.94	99	Net income per share	1.67	1.82	(8)
402,487	328,245	256,675	(18)	Market capitalization	328,245	256,675	28

The main factors that contributed to the 37% increase in net profit for 1S-2011 in relation to 1S-2010 were:

• An increase of 13% in sales revenue as a result of:

•   An increase in the average prices on oil exports due to higher international quotations for reference oil, offset by a lower volume of oil exported.

•   An increase on the domestic market, with an emphasis on aviation kerosene and naphtha, parameterized to the international market, and gasoline which also presented an increase in the volume sold due to its price advantage in relation to ethanol, growth in the fleet of flex-fuel vehicles and a decrease in the offer of ethanol by other players.

• An increase of 21% in the costs of goods sold, reflecting the effect of the higher international quotations on the expenditures with government holdings and with the importing of oil and oil products.

• An increase in the following expenses:

»   Sales (R$ 637 million), due to the increase in expenditures with storage and handling of natural gas in the pipelines belonging to companies of the system, especially the Urucu-Coari-Manaus pipelines (R$ 597 million) and GASDUC III (R$ 303 million). These effects were offset by lower expenses with ships contracted for exporting (R$ 172 million) due to the decrease in the volume exported, as well as the recording in the accounting in 2010 of an allowance for doubtful accounts of Brasil Ecodiesel Indústria e Comércio (R$ 127 million);

PAGE : 25 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Management Report / Performance comments

»  Exploration costs (R$ 491 million) due to the greatest values of write-off of dry or economically unviable wells (R$ 292 million) and the increase in expenditures with geology and geophysics (R$ 108 million), with an emphasis on the expenditures in the Rio Solimões basin;

»  General and Administrative (R$ 302 million), a reflex of the greater expenditures with personnel (R$ 164 million), due to the readjustment applied in the 2010/2011 collective labor agreement, as well as an increase in the work force and the training and improvement of personnel, and greater expenditures with third-party services (R$ 102 million), with an emphasis on administrative support services, general services and consulting;

»  Research and development (R$ 216 million), as a consequence of greater expenditures with drilling of wells related to the project that aims at developing technology for submarine separation of water and oil – submarine water and oil separation system (R$ 68 million), an increase in the provision for ANP in relation to gross revenue (R$ 55 million), due to the increase in revenue from the Brazilian production fields, greater expenses with building maintenance of the research and development centers -CENPES (R$ 23 million), and an increase in expenditures with personnel (R$ 31 million), as a result of the increase in the work force, the 2010/2011 collective labor agreement and a process for advancement and promotion, in the second semester of 2010;

• Positive effect of R$ 3,532 million in financial results, as a result of the increase in the income from financial investments (R$ 1,476 million) mainly due to the funds obtained from capitalization, and a decrease in financial expenses (R$ 1,730 million) due to the greater portion of capitalized financial charges.

• Increase of R$ 3,571 million in the equity in earnings of investments, mainly due to the better results presented by PNBV, Gaspetro, the Abreu e Lima Refinery and PIBBV.

Economic indexes

In 1S-2011 the business conducted by Petrobras presented a profit of R$ 23.0 billion before financial results, equity in earnings of investments, taxes, depreciation and amortization (EBITDA), remaining practically stable in relation to the same period of the previous year.

	2º Quarter			Period Jan - Jun
1T-2011	2011	2010		2011	2010

38	35	39	Gross margin (%)	36	40
22	19	24	Operating margin (%)	20	24
27	24	21	Net margin (%)	25	21
11,306	11,660	12,029	EBITDA – R$ million	22,965	23,406

Gross and operating margins decreased 4 percentage points in relation to the same period of the previous year, due to the realization of higher costs, a result of higher international quotations on expenditures with government holdings and with the importing of oil and oil products.

The net margin increased 4 percentage points compared to 1S-2010, due to the greater participation in material investments and the better financial result, offset by the decrease in the operating margin.

PAGE : 26 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Management Report / Performance comments

RESULTS FOR THE FIRST HALF OF 2011

Rio de Janeiro – August 15, 2011 – Petrobras announces today its consolidated results expressed in millions of Brazilian Reais, in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Consolidated net income totaled R$10,942 million in 2Q-2011 and R$21,928 million in 1H-2011.
First-half EBITDA of R$32,233 million was 4% higher than in the first six months of 2010.

Main Highlights

R$ million
	2nd quarter				First half
1Q-2011	2011	2010	2Q11 X 1Q11 (%)		2011	2010	2011 X 2010 (%)

10,985	10,942	8,295		Consolidated net income attributable to Petrobras shareholders	21,928	16,021	37
2,627	2,598	2,587	(1)	Total oil and natural gas production (th. barrel/day)	2,613	2,568	2
16,093	16,139	15,927		EBITDA	32,233	31,003	4
402,487	328,245	256,675	(18)	Market capitalization (parent company)	328,245	256,675	28

  Announcement of the 2011-2015 Business Plan, with investments of US$224.7 billion (R$389 billion), mostly allocated to Exploration & Production, especially in the pre-salt areas;

  The Lula Pilot project reaffirms the enormous productivity of the pre-salt discoveries. Output from the corresponding well averaged 36,322 boed (oil and natural gas) in May – the Company’s highest ever production from a single well;

  Three new extended well tests were implemented in the northeast of the Lula field, in the Aruanã field in the post-salt area of the Campos Basin and in the Brava region (connected to the P-27 platform);

  Domestic oil product sales volume increased by 8% in 2Q-2011;

  In 1H-2011, Petrobras paid R$4,827 million in interest on equity and R$1,565 million in dividends to its shareholders. On June 30, the Company provisioned the second interest on equity installment, totaling R$2,609 million, equivalent to R$0.20 per share (gross);

  Moody’s upgraded Petrobras’ foreign-currency risk rating from Baa1 to A3. The upgrade also applied to debt of the Company’s subsidiaries guaranteed by Petrobras.

www.Petrobrás.com.br/ri
     For further information: PETRÓLEO BRASILEIRO S. A. – PETROBRÁS
Investor Relations I E-mail: petroinvest@Petrobrás.com.br / acionistas@Petrobrás.com.br
Av. República do Chile, 65 - 2202 - B - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947 I 0800-282-1540

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers should not base their expectations exclusively on the information presented here.

PAGE : 27 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Management Report / Performance comments

Statement by the CEO
José Sergio Gabrielli de Azevedo

Dear shareholders and investors,

We are pleased to announce our results for the first half of 2011, in which we posted record net income of R$ 21.9 billion, 37% higher than in the same period last year, accompanied by a 4% increase in cash flow (measured by EBITDA) to R$ 32.2 billion.

During the second quarter, we announced important discoveries in the Gávea exploratory well, the pre-salt areas of the Campos Basin and the cretaceous reservoirs in the Espírito Santo Basin. The ongoing exploratory operations in the pre-salt area of the Santos Basin also brought encouraging results, reinforcing the excellent productivity experienced with the the Lula Pilot and the extended well test in Guará. The first Lula Pilot well was responsible for the highest ever output from a single Petrobras well (more than 36,000 boe in May).

We initiated three new extended well tests in the second quarter: Lula Nordeste (Santos Basin), whose data will contribute to the study of that area’s definitive system; Aruanã (Campos Basin post-salt area), which will last for approximately six months; and Brava (Marlim pre-salt field), whose duration is estimated at two years and whose data will provide input for the area’s definitive production development project. Together, these systems will contribute up to 32,000 bpd in this phase.

In relation to Refining, Transportation & Marketing, we used 92% of our nominal refining capacity and our installed primary processing capacity exceeded 2 million bpd. We continued to invest heavily in expansion and quality improvements, which will allow us to increase production of oil products required by the Brazilian market. The expansion of our refineries will ensure that we are equipped to meet the growth in domestic demand, which climbed by 9% this quarter over the same period last year.

Following ample analysis, in July we published our 2011-2015 Business Plan, with total investments of US$ 224.7 billion, virtually identical to the figure in the previous period. Essentially the plan calls for higher investments in exploration and production (with an emphasis on the pre-salt discoveries and, for the first time, the Transfer of Rights); the expansion, improvement and modernization of refining facilities, most of which scheduled for conclusion by the end of 2014; continuing investments in the gas, energy and fertilizer chain; and increased production of ethanol and biofuels. Certain assets will also be divested, as part of our ongoing effort to improve our returns on capital. And we are committed no additionally equity issuance in the period, as well as maintaining our investment-grade status conferred by the leading rating agencies.

We do not expect the uncertainty of the global economic scenario to have an adverse impact upon our plans. The company’s integration in Brazil, with our access to abundant and economically viable reserves directly adjacent to a growing market, provides stable and robust cash flow. The recent Moody’s upgrade of our foreign-currency debt rating to A3, based on the strength of our financial ratios and cash flow generation in relation to our plan, reaffirms this outlook.

In July, the Board of Directors approved the second interest on equity installment to our shareholders. The total amount is R$ 2,609 million, equivalent to R$ 0.20 per share, to be paid until the end of October.

We believe our positive results are an accurate reflection of our entrepreneurial spirit and confirm our capacity for transforming challenges into achievements. We will continue to invest in order to reach our goals, working harder every day to grow and exceed our limits. These fundamentals, together with the profitable projects we are continuing to develop, will generate higher returns for our investors and shareholders, while continually increasing our strength as a company.

PAGE : 28 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

FINANCIAL PERFORMANCE

Main Items and Consolidated Economic Indicators

R$ million
	2nd quarter				First half
1Q-2011	2011	2010	2Q11 X 1Q11 (%)		2011	2010	2011 X 2010 (%)

54,800	61,469	53,631	12	Revenue from sales	116,269	104,043	12
20,204	20,243	19,387		Gross profit	40,447	38,697	5
12,536	12,047	12,303	(4)	Income before financial results, participations and taxes	24,584	23,920	3
2,022	2,895	(630)	43	Net financial result	4,918	(1,331)
10,985	10,942	8,295		Net income attributable to Petrobras shareholders	21,928	16,021	37
0.84	0.84	0.95		Earnings per share[1]	1.68	1.83	(8)

				Net Result by business area
9,327	10,593	7,649	14	. Exploration & Production	19,920	14,961	33
(95)	(2,280)	(108)		. Refining, Transportation & Marketing	(2,375)	1,008
515	747	349	45	. Gas & Power	1,262	672	88
(13)	(37)	(18)	185	. Biofuels	(50)	(40)	25
369	221	268	(40)	. Distribution	590	630	(6)
843	615	533	(27)	. International	1,458	980	49
880	1,252	(902)	42	. Corporate	2,132	(2,140)

15,871	16,133	20,348	2	Consolidated investments	32,004	38,101	(16)

37	33	36	(11)	Gross margin (%)	35	37	(2)
23	20	23	(13)	Operating margin (%) [2]	21	23	(2)
20	18	15	(10)	Net margin (%)	19	15	4
16,093	16,139	15,927		EBITDA – R$ million [3]	32,233	31,003	4

104.97	117.36	78.30	12	Brent (US$/bbl)	111.16	77.27	44
1.67	1.60	1.79	(4)	US Dollar average sell price (R$)	1.63	1.80	(9)
1.63	1.56	1.80	(4)	US Dollar final sell price (R$)	1.56	1.80	(13)

				Average price indicators
163.72	167.15	158.72	2	Average Oil Products Realization Prices (R$/bbl)	165.51	158.20	5
				Sale price - Brazil
94.04	108.97	73.79	16	. Oil (US$/bbl) [4]	101.49	73.35	38
8.83	11.47	19.73	30	. Natural gas (US$/bbl) [5]	10.28	17.26	(40)
				Sale price - International
87.39	91.09	66.20	4	. Oil (US$/bbl)	89.08	64.24	39
16.36	15.32	14.82	(6)	. Natural gas (US$/bbl)	15.84	14.82	7

1Earnings per share based on the weighted average of the number of share.
2 Calculated based on operating income before financial result, profit sharing and taxes.
3 Operating income before financial result, equity balance and depreciation/amortization.
4 Average of exports and domestic transfer prices from E&P to Refining, Transportation & Marketing.
5 Domestic oil transfer price from E&P to Gas & Power.

PAGE : 29 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

FINANCIAL PERFORMANCE

2Q-2011 x 1Q-2011:

Gross profit

Gross profit6 totaled R$ 20,243 million, very close to the 1Q-2011 figure (R$20,204 million) chiefly due to:

»  Sales revenue of R$61,469 million, 12% up on 1Q-2011 (R$54,800 million), due to:

•   Higher prices of oil exports and products sold on the domestic market whose prices are pegged to international prices; • Increase of 8% in total of oil product volume, led by naphtha (12%), gasoline (10%), diesel (9%) and LPG (9%).

»  An increase of 19% in the cost of goods sold (R$41,226 million in 2Q-2011 versus R$34,596 million in 1Q-2011), due to:

•   The upturn in oil product imports (volume effect), particularly diesel and gasoline, to meet greater seasonal demand in the domestic market; • Higher expenses from the government take on oil production (9%), reflecting the increase in international oil prices (Brent +12%); • The 15% and 10% increase in exploration costs, in Brazil, in U.S. dollars and Reais, respectively, due to the greater number of well interventions in blocks such as Marlim, Espadarte and Albacora fields.

Net Income

»  Net income totaled R$10,942 million, also very close to the 1Q-2011 figure (R$10,985 million), reflecting:

•   The 7% increase in expenses (R$528 million), due to higher SG&A expenses (R$220 million) and prospecting and exploration expenses (R$257 million), as well as provisions for adjusting inventories to market value (R$119 million);

•   The improved financial result (R$873 million), due to higher foreign exchange gains on dollar-denominated debt and improved returns from financial investments.

Cash and Cash Equivalents, Investments and Debt

»  Net cash from operating activities came to R$14,248 million, 10% up on 1Q-2011, influenced by increased oil sales and prices. Petrobras closed 2Q11 with cash of R$34,673 million and federal bonds (maturing in more than 90 days) of R$24,788 million, giving a total of R$59,461 million.

»  Second-quarter investments totaled R$16,133 million, 46% of which allocated to Exploration & Production.

1H-2011 x 1H-2010.
Gross profit

6 For further details, see Appendix 2.

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ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

FINANCIAL PERFORMANCE

Gross profit7 totaled R$40,447 million in 1H-2011, 5% up on 1H-2010 (R$38,697 million), thanks to:

»  Sales revenue of R$116,269 million, 12% more than in 1H-2010 (R$104,043 million), basically due to:

•   Higher international crude and oil product prices (Brent +44%), reflected in the price of exports, international sales and oil products sold in the domestic market whose prices are pegged to international prices;

•   Increased domestic demand (8%), particularly for gasoline (17%), whose prices were more competitive than those of ethanol, diesel (9%), and jet fuel (17%).

»  COGS increased by 16% (R$10,476 million) over 1H-2010, due to:

•   The impact of higher volumes and international prices on crude and oil product imports;

•   The increase in the government take due to the 44% upturn in the price of Brent crude;

•   The 28% and 16% increase in exploration costs in Brazil in U.S. dollars and Reais, respectively, due to the greater number of well interventions in fields such as Marlim, Marlim Sul and Marlim Leste.

Net Income

»  Net income totaled R$21,928 million, 37% higher than in 1H-2010 (R$16,021 million), reflecting:

•   The improved financial result (R$6,249 million), due to the impact of the 6.3% appreciation of the Real against the U.S. dollar on debt, and increased returns from financial investments due to higher cash and cash equivalents and the upturn in the country’s interest rates;

•   Higher equity results of non-consolidated companies (R$852 million), especially from the petrochemical sector;

•   Higher tax benefits (R$580 million), due to the provisioning of interest on equity.

These effects were partially offset by:

•   The increase in prospecting and exploration expenses (R$512 million), due to more write-offs of dry or economically unviable wells;

•   Higher administrative expenses (R$448 million), fueled by the upturn in personnel expenses, in turn caused by the expansion of the workforce, training and workforce skills improvement.

Cash and Cash Equivalents, Investments and Debt

»  Net cash from operating activities amounted to R$27,172 million in 1H-2011, 18% up year-on-year, reflecting higher output, increased sales and more favorable crude and oil product prices;

»  The Company invested R$32,004 million in 1H-2011, 46% of which in Exploration & Production;

»  Petrobras has maintained its leverage at 17%, considerably lower than established limit of 35%;

»  Net debt in 1H-2011 came to R$68,837 million.

7 For further details, see Appendix 3.

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ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

OPERATING PERFORMANCE

RESULTS BY BUSINESS AREA

Petrobras operates in an integrated manner, with the greater part of oil and gas production in the exploration and production area being transferred to other Company areas.

When reporting results per business area, transactions with third parties and transfers between business areas are valued in accordance with the internal transfer prices established between the various areas and assessment methodologies based on market parameters.

EXPLORATION AND PRODUCTION (E&P)
	2nd quarter				First half
1Q-2011	2011	2010	2Q11 X 1Q11 (%)	Net income	2011	2010	2011 X 2010 (%)
9,327	10,593	7,649	14		19,920	14,961	33

(2Q-2011 x 1Q-2011): The upturn in net income was caused by the increase in the domestic oil sale/transfer price (16% in US$/bbl), partially offset by the higher government take.

The spread between the average domestic oil sale/transfer price and the average Brent price fell from US$10.93/bbl in 1Q-2011 to US$8.39/bbl in 2Q-2011.

(1H-2011 x 1H-2010): The increase in net income reflected higher domestic oil prices (38% in US$/bbl) and the 2% upturn in oil and LNG production.

These factors were partially offset by the higher government take and the upturn in exploration costs (R$491 million), due to geological and geophysical expenses and the write-off of dry or economically unviable wells.

The spread between the average domestic oil sale/transfer price and the average Brent price climbed from US$3.92/bbl in 2010 to US$9.67/bbl in 2011.

	2nd quarter				First half
1Q-2011	2011	2010	2Q11 X 1Q11 (%)	Domestic production (th. barrels/day) (*)	2011	2010	2011 X 2010 (%)

2,044	2,018	2,010	(1)	Oil and NGL	2,031	1,998	2
341	354	331	4	Natural gas [8]	348	324	7
2,385	2,372	2,341	(1)	Total	2,379	2,322	2

(2Q-2011 x 1Q-2011): Oil and LNG production remained flat over 1Q-2011, as the natural decline in the mature fields was offset by higher output from the Cachalote/Baleia Franca, Jubarte, Peroá, Piloto de Lula, Uruguá/Tambaú and Mexilhão fields and the extended well test (EWT) in the Lula Nordeste field.

(1H-2011 x 1H-2010): Higher output in the Marlim Leste, Cachalote/Baleia Franca, Jubarte and Piloto de Lula fields and the EWTs in Tiro, Sidon, Guará, Lula Nordeste and Aruanã more than offset the natural decline in the remaining fields.

(*) Unaudited by Independent Auditors.
8 Excludes liquefied gas and includes re-injected gas.

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ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

OPERATING PERFORMANCE

	2nd quarter					First half
1Q-2011	2011	2010	2Q11 X 1Q11 (%)		Lifting cost - country (*)	2011	2010	2011 X 2010 (%)
				US$/barrel:
11.38	13.12	9.79	15	• •	without government take	12.26	9.60	28
30.48	35.00	24.50	15	• •	with government take	32.75	24.12	36

				R$/barrel:
19.00	20.93	17.54	10	• •	without government take	19.97	17.25	16
50.66	55.14	43.91	9	• •	with government take	52.91	43.87	21

Lifting Cost Excluding Government Take – US$/barrel

(2Q-2011 x 1Q-2011): Excluding the exchange variation, lifting costs increased by 10% over 1Q-2011 due to the greater number of well interventions in the Marlim, Espadarte and Albacora fields.

(1H-2011 x 1H-2010): Excluding the exchange variation, lifting costs climbed by 20% over 1H-2010 due to the increased number of well interventions in the Marlim, Marlim Sul and Marlim Leste fields and preventive maintenance in the Marlim and Jubarte fields, as well as the pay rise following the 2010/2011 collective bargaining agreement, partially offset by the 2% upturn in production.

Lifting Cost Including Government Take – US$/barrel

(2Q-2011 x 1Q-2011): Excluding the exchange variation, lifting costs increased by 13%, due to the higher average reference price for local oil.(*)	(1H-2011 x 1H-2010): Excluding the exchange variation, the lifting cost increased by 32%, due to the higher average reference price for local oil.

(*) Unaudited by Independent Auditors.

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ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

OPERATING PERFORMANCE

REFINING, TRANSPORTATION & MARKETING

	2nd quarter				First half
1Q-2011	2011	2010	2Q11 X 1Q11 (%)	Net income	2011	2010	2011 X 2010 (%)

(95)	(2,280)	(108)	2,300		(2,375)	1,008	(336)

(2Q-2011 x 1Q-2011): The results reflected higher oil acquisition/transfer and oil product import costs (Brent, up by 12% in US$/bbl). These factors partially offset by higher export prices and the upturn to domestic price of those oil products whose prices are pegged to international prices.

(1H-2011 x 1H-2010): The results reflected higher oil acquisition/transfer and oil product import costs (Brent, up by 44% in US$/bbl).

These factors were partially offset by increased export prices and the upturn in the domestic price of those oil products whose prices are pegged to international prices, as well as higher equity results of non-consolidated companies from petrochemical companies (R$ 671 million), due to increased sales volume and the impact of the foreign exchange gains on debt.

	2nd quarter				First half
1Q-2011	2011	2010	2Q11 X 1Q11 (%)	Imports and exports of crude oil and oil products (th. barrels/day) (*)	2011	2010	2011 X 2010 (%)

405	347	330	(14)	Crude oil imports	376	339	11
279	374	289	34	Oil product imports	326	281	16
684	721	619	5	Crude oil and oil product imports	702	620	13
436	486	561	11	Crude oil exports [9]	461	558	(17)
210	213	216	1	Oil product exports	211	204	3
646	699	777	8	Crude oil and oil product exports [10]	672	762	(12)
(38)	(22)	158	(42)	Net crude oil and oil product exports (imports)	(30)	142	(121)

(2Q-2011 x 1Q-2011): Increase in oil product imports, especially diesel, reflecting the upturn in economic activity, and gasoline, since its price was more competitive than that of ethanol.

The increase in crude exports reflected the weak comparative base provided by 1Q-2011, when exports fell due to the need to replenish inventories.

(1H-2011 x 1H-2010): Higher oil product imports, especially diesel, reflecting the upturn in economic activity, and crude, in order to mitigate the production of fuel oil and gasoil, due to the scheduled stoppage in the heavy oil product pipeline.

Lower crude exports, due to the need to build up inventories in the first months of 2011, and higher oil exports in 1H-2010, reflecting increased availability due to the scheduled stoppage in Replan, which inflated the comparative base.

(*) Unaudited by Independent Auditors.
9 Includes oil exports by the Refining, Transportation & Marketing and Exploration & Production business areas.
10 Includes ongoing exports.

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ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

OPERATING PERFORMANCE

	2nd quarter				First half
1Q-2011	2011	2010	2Q11 X 1Q11 (%)	Oil product output (th. barrels/day) (*)	2011	2010	2011 X 2010 (%)

1,877	1,869	1,807		Oil product output	1,873	1,786	5
2,007	2,007	1,942		Primary installed processing capacity [11]	2,007	1,942	3
92	92	91		Installed capacity use (%)	92	90	2
1,852	1,837	1,760	(1)	Processed feedstock - Brazil (th. barrels/day) (*)	1,845	1,749	5
82	81	81	(1)	Domestic crude as % of total processed feedstock	81	81

(2Q-2011 x 1Q-2011): Processed feedstock remained stable over the previous quarter.	(1H-2011 x 1H-2010): Daily processed feedstock moved up by 5%, reflecting the reduction in scheduled stoppages in the distillation units.

	2nd quarter				First half
1Q-2011	2011	2010	2Q11 X 1Q11 (%)	Refining Cost – Domestic (*)	2011	2010	2011 X 2010 (%)

4.53	5.48	3.93	21	Refining cost (US$/barrel)	5.01	3.79	32

7.57	8.78	7.03	16	Refining cost (R$/barrel)	8.18	6.78	21

(2Q-2011 x 1Q-2011): Excluding the exchange variation effect, refining costs increased by 17%, due to higher expenses with scheduled stoppages, third-party services and materials.

(1H-2011 x 1H-2010): Excluding the exchange variation effect, refining costs increased by 22% over 1H-2010, due to higher expenses from scheduled stoppages, materials and maintenance, as well as higher personnel expenses, due to the 2010/2011 collective bargaining agreement.

11 According to the ownership recognized by the ANP.

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ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

OPERATING PERFORMANCE

GAS & POWER
	2nd quarter				First half
1Q-2011	2011	2010	2Q11 X 1Q11 (%)	Net income	2011	2010	2011 X 2010 (%)

515	747	349	45		1,262	672	88

(2Q-2011 x 1Q-2011): The increase in net income was due to higher demand from industry, sustained by the upturn in domestic gas output, as well as the improved margins from energy sales, thanks to the generation of thermal power for export (which did not occur in 1Q-2011), whose margins are higher than those of the local market.

These effects were partially offset by lower electricity output, due to the recovery in hydropower plant reservoir volumes.

(1H-2011 x 1H-2010): The annual improvement was due to the following factors:

• Higher natural gas sales, accompanying industrial growth and greater demand for power generation;

• The reduction in domestic natural gas acquisition/transfer costs, accompanying the behavior of international prices and the appreciation of the Real against the U.S. dollar;

• Increased fixed revenue from energy auctions (regulated market) due to the operational start-up of two new thermal plants;

• Increased fertilizer sales, reflecting improved demand and higher agriculture commodity prices;

• The recognition of impairment losses in 1H-2010 (R$80 million);

	2nd quarter				First half
1Q-2011	2011	2010	2Q11 X 1Q11 (%)	Physical and financial indicators (*)	2011	2010	2011 X 2010 (%)
168	162	168	(4)	Gas imports (th. barrels/day)	165	160	3
2,037	2,008	1,973	(1)	Electricity sales (agreements) - average MW	1,991	2,142	(7)
773	626	881	(19)	Electricity generation - average MW	699	669	4
33	20	41	(39)	Difference settlement price (PLD) - R$/MWh [12]	27	30	(10)

(2Q-2011 x 1Q-2011): The 4% reduction in Bolivian gas imports was driven by increased supply and the higher utilization of Brazilian gas.

Electricity sales volume remained virtually flat, reflecting the optimization of spot market trading.

The 19% reduction in power generation was caused by lower dispatch by the ONS (National System Operator) due to higher water levels in 2Q-2011.

The 39% decline in the difference settlement price reflected the high reservoir levels.

(1H-2011 x 1H-2010): The 3% increase in Bolivian gas imports was due to higher industrial consumption.

The reduction in electricity sales was due to reduced availability in the free market since part of this energy was routed to the regulated market (energy auctions).

The 4% higher energy output was caused by increased dispatch by the ONS.

The 10% reduction in the difference settlement price reflected the heavier rainfall in 2011.

(*) Unaudited by Independent Auditors.
12 PLD – weekly prices weighted by load level (light, medium and heavy), number of hours and sub-market capacity.

PAGE : 36 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

OPERATING PERFORMANCE

BIOFUEL

Biodiesel operations are still being consolidated in Brazil, and current sales volume and auction price levels do not yet permit wider operating margins.

	2nd quarter				First half
1Q-2011	2011	2010	2Q11 X 1Q11 (%)	Net income	2011	2010	2011 X 2010 (%)

(13)	(37)	(18)	185		(50)	(40)	25

(2Q-2011 x 1Q-2011): The net loss was chiefly due to the lower average biodiesel sale price and the seasonality of the ethanol sector.	(1H-2011 x 1H-2010): The improved profitability of ethanol was offset by higher biodiesel raw material acquisition and transportation costs and increased higher operating expenses.

DISTRIBUTION

	2nd quarter				First half
1Q-2011	2011	2010	2Q11 X 1Q11 (%)	Net income	2011	2010	2011 X 2010 (%)

369	221	268	(40)		590	630	(6)

(2Q-2011 x 1Q-2011): The reduction in net income was due to narrower sales margins, partially offset by the 6% increase in sales volume.

(1H-2011 x 1H-2010): The increase in gross profit (R$88 million), due to the 7% upturn in sales volume, despite the reduction in sales margins, was offset by the increase in selling expenses with services, provisions for doubtful debts and personnel.

	2nd quarter				First half
1Q-2011	2011	2010	2Q11 X 1Q11 (%)		2011	2010	2011 X 2010 (%)

38.9%	39.0%	38.0%		Market Share (*)	39.0%	38.7%	1

(*) Unaudited by Independent Auditors.

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ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

OPERATING PERFORMANCE

INTERNATIONAL MARKET

	2nd quarter				First half
1Q-2011	2011	2010	2Q11 X 1Q11 (%)	Net income	2011	2010	2011 X 2010 (%)

843	615	533	(27)		1,458	980	49

(2Q-2011 x 1Q-2011): The reduction in net income was chiefly due to lower output in Nigeria, partially offset by the reduction in expenses which were higher in 1Q-2011 due to the devolution of operations in Ecuador (R$82 million).

(1H-2011 x 1H-2010): The improvement in net income was caused by higher international commodity prices in 2011, which pushed up gross profit (R$407 million).

	2nd quarter				First half
1Q-2011	2011	2010	2Q11 X 1Q11 (%)	International Production (th. barrels/day) [13] (*)	2011	2010	2011 X 2010 (%)

				Consolidated international production
140	124	146	(11)	Oil and LNG	132	144	(8)
93	94	92	1	Natural gas	94	94
233	218	238	(6)	Total	226	238	(5)
9	8	8	(11)	Non consolidated internacional production	8	8
242	226	246	(7)	Total international production	234	246	(5)

(2Q-2011 x 1Q-2011): Oil and LNG production fell, especially in the Agbami field in Nigeria, due to the lower production quota allocated to Petrobras and the initial collection of tax oil (government take paid in oil) in March.

(1H-2011 x 1H-2010): Oil and LNG production fell, especially in the Agbami field in Nigeria, due to the initial collection of tax oil in March, together with the termination of agreements in Ecuador.

(*) Unaudited by Independent Auditors.
13 Some countries that contribute to international output, such as Nigeria and Angola, operate under the shared production regime through which the government take is paid in oil.

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ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

OPERATING PERFORMANCE

	2nd quarter				First half
1Q-2011	2011	2010	2Q11 X 1Q11 (%)	Lifting Cost - International (US$/barrel) (*)	2011	2010	2011 X 2010 (%)

5.65	7.31	5.48[14]	29		6.48	5.30[15]	22

(2Q-2011 x 1Q-2011): Higher expenses in Argentina due to the increase in the price of third-party services and the higher number of well interventions, together with higher insurance and transportation costs in Nigeria.

(1H-2011 x 1H-2010): Increase in expenses with third-party services and materials in Argentina, due to contractual price adjustments and the higher volume of well intervention services.

	2nd quarter				First half
1Q-2011	2011	2010	2Q11 X 1Q11 (%)	Oil Product Output - International (*) (th. barrels/day)	2011	2010	2011 X 2010 (%)

198	181	194	(9)	Processed feedstock	190	203	(6)
212	194	208	(8)	Oil product output	203	216	(6)
281	231	281	(18)	Primary installed processing capacity	231	281	(18)
66	68	63	3	Installed capacity use (%)	67	68	(1)

(2Q-2011 x 1Q-2011): Lower processed feedstock due to the sale of the San Lorenzo refinery in Argentina.

(1H-2011 x 1H-2010): Reduction in processed feedstock due to the sale of the San Lorenzo refinery in Argentina, together with the scheduled stoppage, in the fluid catalytic cracking unit in the USA between March and May 2011.

	2nd quarter				First half
1Q-2011	2011	2010	2Q11 X 1Q11 (%)	Refining Cost – International (US$/barrel) (*)	2011	2010	2011 X 2010 (%)

4.81	5.70	3.68	19		5.24	3.49	50

(2Q-2011 x 1Q-2011): Higher maintenance expenses in the Pasadena refinery in the USA due to the scheduled stoppage between March and May 2011 and the reduction in processed feedstock.

(1H-2011 x 1H-2010): Refinery costs increased in the USA due to expenses from the scheduled stoppage in the fluid catalytic cracking unit between March and May 2011 and the reduction in processed feedstock.

(*) Unaudited by Independent Auditors.
14 Revised lifting cost in the Nigerian unit.
15 Revised lifting cost in the units in Nigeria and Angola.

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ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

OPERATING PERFORMANCE

Sales Volume – thousand barrels/day (*)
	2nd quarter				First half
1Q-2011	2011	2010	2Q11 X 1Q11 (%)		2011	2010	2011 X 2010 (%)
796	871	802	9	Diesel	834	768	9
439	481	374	10	Gasoline	460	392	17
84	81	101	(4)	Fuel Oil	83	102	(19)
153	172	176	12	Naphtha	162	162	-
208	227	221	9	LPG	218	212	3
99	98	85	(1)	Jet fuel	98	84	17
189	188	139	(1)	Other	188	154	22
1,968	2,118	1,898	8	Total oil products	2,043	1,874	9
85	82	93	(4)	Alcohols, renewable nitrogen and others	84	87	(3)
291	298	292	2	Natural gas	295	275	7
2,344	2,498	2,283	7	Total domestic market	2,422	2,236	8
646	700	777	8	Exports	673	763	(12)
536	506	638	(6)	International sales [16]	521	599	(13)
1,182	1,206	1,415	2	Total international market	1,194	1,362	(12)
3,526	3,704	3,698	5	Total	3,616	3,598	1

Domestic sales volume increased by 8% over 1H-2010, chiefly due to sales of the following products:

  Diesel (increase of 9%) – due to economic growth, the increase in the grain harvest and the reduced market share of the other local players;

  Gasoline (increase of 17%) – reflecting the more advantageous gasoline prices compared to those of ethanol in most states, the expansion of the flex-fuel vehicle fleet and the reduced market share of the other local players;

  Jet fuel (increase of 17%) – due to economic growth, the appreciation of the Real against the U.S. dollar, which helped increase demand for air travel, and the higher number of domestic and international flights;

  Natural gas (increase of 7%) – accompanying industrial growth and higher demand for power generation;

  Fuel oil (reduction of 19%) – reflecting the substitution of part of natural gas consumption, both in the thermal and industrial segments.

Exports declined by 12% over 1H-2010, due to the need to replenish Brazil’s oil inventories in 2011 and higher oil exports in 2010, due to the product’s greater availability as a result of the scheduled stoppages.

Corporate Overhead (US$ million) (*)
	2nd quarter			First half
1Q-2011	2011	2010	2Q11 X 1Q11 (%)	2011	2010	2011 X 2010 (%)
798	901	725	13	1,698	1,376	23

(2Q-2011 x 1Q-2011): Excluding the appreciation of the Real, corporate overhead increased by 9% over the previous quarter, due to higher data-processing and sponsorship expenses.	(1H-2011 x 1H-2010): Excluding the appreciation of the Real, corporate overhead moved up by 14% in 1H-2011 due to higher personnel and data-processing expenses.

(*) Unaudited by Independent Auditors.
16 Altered in accordance with the revision of PESA’s volumes.

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ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

OPERATING PERFORMANCE

Consolidated Investments

R$ million
		First half
	2011	%	2010	%	Δ%
• Own Investments	31,589	99	36,277	95	(13)
Exploration & Production	14,696	46	15,745	41	(7)
Refining, Transportation & Marketing	12,080	38	13,781	36	(12)
Gas & Power	1,720	5	2,416	6	(29)
International (I)	1,877	6	2,530	7	(26)
Distribution	430	1	257	1	67
Biofuels	236	1	851	2	(72)
Corporate	550	2	697	2	(21)
• Special purpose companies (SPCs) (II)	415	1	1,824	5	(77)
Total investments	32,004	100	38,101	100	(16)

(I) International	1,877	100	2,530	100	(26)
Exploration & Production	1,606	87	2,320	92	(31)
Refining, Transportation & Marketing	192	10	126	5	52
Gas & Power	44	2	44	2
Distribution	26	1	28	1	(7)
Other	9		12		(25)

(II) Projects developed by SPCs	415	100	1,824	100	(77)
Exploration & Production	99	24	243	13	(59)
Refining, Transportation & Marketing	175	42	237	13	(26)
Gas & Power	105	25	1,344	74	(92)
Distribution	36	9

In line with its strategic objectives, Petrobras operates associated with other companies, in Brazil and abroad, as a concessionaire of oil and gas exploration, development and oil and natural gas production rights. Currently the Company is a member of 100 consortiums in Brazil, of which it operates 67, and 148 partnerships abroad, of which it operates 75.

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ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

OPERATING PERFORMANCE

Consolidated Debt

		R$ million

	06.30.2011	12.31.2010	Δ%
Short-term debt [17]	16,737	15,668	7
Long-term debt [18]	111,561	102,247	9
Total	128,298	117,915	9
Cash and cash equivalents	34,673	30,323	14
Treasury Bills (maturity of more than 90 days)	24,788	25,525	(3)
Adjusted cash equivalents	59,461	55,848	6
Net debt [19]	68,837	62,067	11
Net debt/(net debt + shareholder's equity) (*)	17%	17%
Total net liabilities [20]	495,123	464,122	7
Capital structure (*)
(net third parties capital / total net liabilities)	34%	33%	1
Net debt/EBITDA ratio	1.07	1.03	4

		US$ million

	06.30.2011	12.31.2010	Δ%
Short-term debt	10,721	9,403	14
Long-term debt	71,463	61,365	16
Total	82,184	70,769	16
Net debt	44,095	37,250	18

The net debt of the Petrobras System increased by 11% over December 31, 2010, due to the raising of long-term funding abroad through bond issues (Global Notes), partially offset by higher cash and cash equivalents.

(*) Unaudited by Independent Auditors.
17 Includes financial leasings (R$114 million on June 30, 2011 and R$176 million on December 31, 2010).
18Includes financial leasings (R$181 million on June 30, 2011 and R$196 million on December 31, 2010).
19 Total debt less cash and cash equivalents.
20 Total liabilities net of cash and financial investments.

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FINANCIAL STATEMENTS

Income Statement – Consolidated

R$ million
	2nd quarter			First half
1Q-2011	2011	2010		2011	2010

54,800	61,469	53,631	Revenue from sales	116,269	104,043
(34,596)	(41,226)	(34,244)	Cost of products sold	(75,822)	(65,346)
20,204	20,243	19,387	Gross profit	40,447	38,697
			Expenses
(2,116)	(2,182)	(2,276)	Selling	(4,298)	(4,348)
(2,010)	(2,164)	(1,897)	General and administrative	(4,174)	(3,726)
(942)	(1,199)	(626)	Exploratory cost	(2,141)	(1,629)
(492)	(526)	(415)	Research & development	(1,019)	(806)
(251)	(115)	(225)	Taxes	(366)	(378)
(1,857)	(2,010)	(1,645)	Other	(3,865)	(3,890)
(7,668)	(8,196)	(7,084)		(15,863)	(14,777)
12,536	12,047	12,303	Income before financial results and taxes	24,584	23,920
2,022	2,895	(630)	Net financial result	4,918	(1,331)
277	166	(231)	Equity results of non-consolidated companies	442	(410)
14,835	15,108	11,442	Income before taxes	29,944	22,179
(3,641)	(3,698)	(3,105)	Income tax and social contribution	(7,339)	(6,045)
11,194	11,410	8,337	Net income	22,605	16,134
(209)	(468)	(42)	Minority interest	(677)	(113)
10,985	10,942	8,295	Net income attributable to Petrobras shareholders	21,928	16,021

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FINANCIAL STATEMENTS

Balance Sheet – Consolidated

ASSETS	R$ million

	06.30.2011	12.31.2010

Current Assets	119,494	106,685
Cash and cash equivalents	34,673	30,323
Marketable securities	24,969	26,017
Accounts receivable	18,763	17,334
Inventories	25,751	19,816
Taxes recoverable	11,323	8,935
Other	4,015	4,260

Non Current Assets	435,090	413,285
Long-term assets	38,249	38,470
Accounts receivable	4,730	4,956
Marketable securities	5,199	5,208
Judicial deposits	2,810	2,807
Deferred taxes and social contribution	16,913	17,211
Advances to suppliers	4,691	4,976
Other	3,906	3,312
Investments	9,237	8,879
Properties, plant and equipments	304,925	282,838
Intangible assets	82,679	83,098
Total assets	554,584	519,970

LIABILITIES	R$ million

	06.30.2011	12.31.2010

Current Liabilities	60,821	56,835
Short-term debt	16,737	15,668
Suppliers	18,616	17,044
Taxes and social contribution	11,547	10,250
Dividends	2,609	3,595
Payroll and related charges	2,942	2,606
Pension and health plan obligation	1,283	1,303
Other	7,087	6,369
Non Current Liabilities	167,420	152,912
Long-term Debt	111,561	102,247
Deferred taxes and social contribution	30,847	26,161
Pension and health plan	16,098	15,278
Provision for well abandonment	6,424	6,505
Provision for lawsuits	1,251	1,372
Other	1,239	1,349
Shareholders’ Equity	326,343	310,223
Capital stock	205,380	205,357
Reserves/Income for the period	117,332	101,408
Non-controlling Interest	3,631	3,458
Total Liabilities and Shareholders' Equity	554,584	519,970

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FINANCIAL STATEMENTS

Statement of Cash Flow – Consolidated

R$ million
	2nd quarter			First half
1Q-2011	2011	2010		2011	2010
10,985	10,942	8,295	Net Income Attributable to Petrobras Shareholders	21,928	16,021
1,939	3,306	4,964	(+) Adjustments	5,244	6,914
3,558	4,087	3,624	Depreciation and amortization	7,645	6,889
(771)	(1,225)	1,265	Financial expenses, monetary and exchange variations	(1,996)	2,381
209	468	42	Minority interest	677	112
(277)	(166)	230	Equity results of non-consolidated companies	(443)	410
2,373	1,751	1,541	Deferred income tax and contribution	4,124	1,095
538	708	274	Write-off of dry wells	1,246	906
163	205	204	Impairment losses	368	514
(4,266)	(2,213)	191	Inventory variation	(6,479)	(372)
(877)	(1,109)	11	Accounts receivable variation	(1,986)	(2,050)
2,157	(101)	69	Supplier variation	2,055	(768)
480	329	243	Pension and health plan obligation variation	809	844
(237)	(258)	(2,097)	Tax variation	(495)	(3,174)
(1,111)	830	(633)	Other adjustments	(281)	127
12,924	14,248	13,259	(=) Cash Generated by Operating Activities	27,172	22,935
(9,395)	(19,090)	(19,638)	(-) Cash Used in Investment Activities	(28,485)	(35,651)
(15,329)	(15,313)	(19,664)	Investiments in business areas	(30,642)	(35,686)
5,934	(3,777)	26	Marketable Securities	2,157	35
3,529	(4,842)	(6,379)	(=) Net Cash Flow	(1,313)	(12,716)
9,704	(3,128)	3,581	(-) Cash Used in Financing Activities	6,576	7,770
15,355	6,766	11,664	Cash capitalization	22,121	21,788
(2,172)	(4,439)	(3,434)	Amortization of principal	(6,611)	(7,711)
(1,641)	(1,421)	(938)	Amortization of interest	(3,062)	(2,572)
(1,838)	(4,034)	(3,711)	Dividends	(5,872)	(3,735)
(211)	(702)	57	(+) FX effect on cash and cash equivalents	(913)	122
13,022	(8,672)	(2,741)	(=) Cash and cash equivalents generated in the period	4,350	(4,824)
30,323	43,345	26,951	Cash and cash equivalents at beginning of period	30,323	29,034
43,345	34,673	24,210	Cash and cash equivalents at end of period	34,673	24,210

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FINANCIAL STATEMENTS

Statement of Added Value – Consolidated

	R$ million
	First half
	2011	2010
Revenue
Sales of products and services [21]	148,474	132,081
Asset construction	30,238	32,407
	178,712	164,488
Input acquisitions from third parties
Raw materials used	(22,553)	(19,876)
Products for resale	(19,455)	(19,723)
Energy, third parties services & other	(33,185)	(34,350)
Tax credits on inputs acquired from third parties	(8,677)	(9,536)
Impairment losses	(369)	(514)
	(84,239)	(83,999)
Gross added value	94,473	80,489

Retentions
Depreciation and amortization	(7,645)	(6,889)
Net added value produced by the Company	86,828	73,600

Added value received
Equity results of non-consolidated companies	443	(410)
Financial revenue - including monetary and exchange variation	3,622	1,682
Rent, royalties and other	511	597
	4,576	1,869
Added value to distribute	91,404	75,469

Distribution of added value

Personnel and administrative
Direct compensation
Salaries	7,034	6,182
Benefits
Advantages	393	353
Health and pension plan	1,827	1,500
FGTS	402	355
	9,656	8,390
Taxes
Federal	32,289	26,561
State	17,190	13,401
Municipal	109	103
Foreign states	2,639	2,570
	52,227	42,635
Financial institutions and suppliers
Exchange variation, monetary and financial charge	2,079	5,012
Rent and freight expenses	4,837	3,298
	6,916	8,310
Shareholders
Interest on equity	5,218	3,510
Minority interest	677	112
Retained earnings	16,710	12,512
	22,605	16,134
Added value distributed	91,404	75,469

21 Net of provisions for doubtful debt.

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FINANCIAL STATEMENTS

Consolidated Income Statement by Business Area - First half/2011 22

	R$ MILLION

	E&P	RT&M	GAS & POWER	BIOFUELS	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

Revenue from sales	59,128	94,917	7,969	337	34,896	14,011		(94,989)	116,269
Intersegment	58,873	30,639	1,139	251	644	3,443		(94,989)
Third parties	255	64,278	6,830	86	34,252	10,568			116,269
Cost of goods sold	(25,249)	(95,761)	(4,822)	(381)	(32,089)	(10,845)		93,325	(75,822)
Gross profit	33,879	(844)	3,147	(44)	2,807	3,166		(1,664)	40,447
Expenses	(3,720)	(3,268)	(1,271)	(96)	(1,912)	(1,614)	(4,116)	134	(15,863)
Selling, General & administrative	(402)	(2,535)	(957)	(62)	(1,865)	(816)	(1,919)	84	(8,472)
Exploratory costs	(1,894)					(247)			(2,141)
Research & development	(547)	(180)	(52)	(7)	(4)		(229)		(1,019)
Taxes	(34)	(41)	(37)	(1)	(24)	(91)	(138)		(366)
Other	(843)	(512)	(225)	(26)	(19)	(460)	(1,830)	50	(3,865)
Income before financial result, profit sharing and taxes	30,159	(4,112)	1,876	(140)	895	1,552	(4,116)	(1,530)	24,584
Net financial result							4,918		4,918
Equity results of non-consolidated companies		328	31	43	(1)	39	2		442
Income before profit sharing and taxes	30,159	(3,784)	1,907	(97)	894	1,591	804	(1,530)	29,944
Income tax and social contribution	(10,254)	1,398	(638)	47	(304)	(112)	2,003	521	(7,339)
Net income	19,905	(2,386)	1,269	(50)	590	1,479	2,807	(1,009)	22,605
Minority interest	15	11	(7)			(21)	(675)		(677)
Net income attributable to Petrobras shareholders	19,920	(2,375)	1,262	(50)	590	1,458	2,132	(1,009)	21,928

Consolidated Income Statement by Business Area - First half/2010 22

	R$ MILLION

	E&P	RT&M	GAS & POWER	BIOFUELS	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
Revenue from sales	46,900	85,525	6,485	243	30,976	12,150		(78,236)	104,043
Intersegment	46,646	27,386	819	230	655	2,500		(78,236)
Third parties	254	58,139	5,666	13	30,321	9,650			104,043
Cost of goods sold	(21,256)	(80,247)	(4,030)	(239)	(28,257)	(9,390)		78,073	(65,346)
Gross profit	25,644	5,278	2,455	4	2,719	2,760		(163)	38,697
Expenses	(3,012)	(3,164)	(1,375)	(56)	(1,763)	(1,463)	(4,069)	125	(14,777)
Selling, general & administrative	(359)	(2,661)	(921)	(31)	(1,656)	(809)	(1,760)	123	(8,074)
Exploratory costs	(1,403)					(226)			(1,629)
Research & development	(414)	(138)	(56)		(4)	(1)	(193)		(806)
Taxes	(112)	(49)	(24)	(1)	(14)	(75)	(103)		(378)
Other	(724)	(316)	(374)	(24)	(89)	(352)	(2,013)	2	(3,890)
Income before financial result, profit sharing and taxes	22,632	2,114	1,080	(52)	956	1,297	(4,069)	(38)	23,920
Net financial result							(1,331)		(1,331)
Equity results of non-consolidated companies		(343)	(12)	(6)	(1)	(12)	(36)		(410)
Income before profit sharing and taxes	22,632	1,771	1,068	(58)	955	1,285	(5,436)	(38)	22,179
Income tax and social contribution	(7,695)	(719)	(367)	18	(325)	(213)	3,268	(12)	(6,045)
Net income	14,937	1,052	701	(40)	630	1,072	(2,168)	(50)	16,134
Minority interest	24	(44)	(29)			(92)	28		(113)
Net income attributable to Petrobras' shareholders	14,961	1,008	672	(40)	630	980	(2,140)	(50)	16,021

22 As of 2011 Biofuel results are presented separately. This information was previously included in the corporate group.For comparative purposes, the information from the previous period was reclassified.

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FINANCIAL STATEMENTS

Consolidated EBITDA Statement by Business Area - First half/2011 23

	R$ MILLION

	E&P	RT&M	GAS & POWER	BIOFUELS	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

Income before financial result and taxes	30,159	(4,112)	1,876	(140)	895	1,552	(4,116)	(1,530)	24,584
Depreciation / amortization	4,520	1,156	697	27	182	787	276		7,645
Impairment						4			4
EBITDA	34,679	(2,956)	2,573	(113)	1,077	2,343	(3,840)	(1,530)	32,233

Statement of Other Operating Income (Expenses) - First half/2011 [23]

	R$ MILLION

	E&P	RT&M	GAS & POWER	BIOFUELS	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

Pension and health plan							(782)		(782)
Unprogrammed stoppages and pre-operational expenses	(364)	(39)	(68)			(192)			(663)
Institutional relations and cultural projects	(28)	(23)	(4)		(37)	(2)	(473)		(567)
Expenses w ith health, safety and the environment	(39)	(56)	(4)			(66)	(147)		(312)
Adjustment of inventories to market value	7	(135)		(19)		(112)			(259)
Results w ith sales and w rite-off of assets	(38)	(10)	(48)			(82)	(61)		(239)
Losses and contingencies related to law suits	(30)	(26)	(8)		(29)	(15)	(66)		(174)
Expenses/repayment in E&P partnership operations	(133)								(133)
Operational expenses w ith thermoelectric plants			(97)						(97)
Impairment losses						(4)			(4)
Government incentives, donations and subsidies	67	90	57						214
Other (such as: penalties and contractual charges, rent
revenue/leases etc)	(285)	(313)	(53)	(7)	47	13	(301)	50	(849)
	(843)	(512)	(225)	(26)	(19)	(460)	(1,830)	50	(3,865)

Statement of Other Operating Income (Expenses) - First half/2010 [23]
	R$ MILLION

	E&P	RT&M	GAS & POWER	BIOFUELS	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

Pension and health plan							(788)		(788)
Unprogrammed stoppages and pre-operational expenses	(207)	(13)	(56)						(276)
Institutional relations and cultural projects	(31)	(19)	(10)		(26)	(2)	(433)		(521)
Expenses w ith health, safety and the environment	(38)	(33)	(2)				(182)		(255)
Adjustment of inventories to market value		(38)		(2)		(281)			(321)
Results w ith sales and w rite-off of assets	(2)	(5)	(2)				(1)		(10)
Losses and contingencies related to law suits	(489)	(146)	(9)		(160)	(11)	(548)		(1,363)
Expenses/repayment in E&P partnership operations	86								86
Operational expenses w ith thermoelectric plants			(243)						(243)
Impairment losses			(80)			(114)			(194)
Government incentives, donations and subsidies	75	216	7						298
Other (such as: penalties and contractual charges, rent
revenue/leases etc)	(118)	(278)	21	(22)	97	56	(61)	2	(303)
	(724)	(316)	(374)	(24)	(89)	(352)	(2,013)	2	(3,890)

23 As of 2011 Biofuel results are presented separately. This information was previously included in the corporate group.For comparative purposes, the information from the previous period was reclassified.

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FINANCIAL STATEMENTS

Consolidated Assets by Business Area - 06.30.2011 24

	R$ MILLION

	E&P	RT&M	GAS & POWER	BIOFUELS	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
Assets	240,003	138,757	50,880	2,377	13,354	29,117	92,217	(12,121)	554,584
Current assets	9,623	36,776	3,978	313	7,218	5,620	67,568	(11,602)	119,494
Non-current assets	230,380	101,981	46,902	2,064	6,136	23,497	24,649	(519)	435,090
Long-term assets	6,363	6,555	3,195	128	1,145	4,214	17,168	(519)	38,249
Investments	2	6,493	260	1,089	21	1,225	147		9,237
Property, plant and equipment	147,477	88,620	42,297	827	4,288	15,001	6,415		304,925
Intangible assets	76,538	313	1,150	20	682	3,057	919		82,679

Consolidated Assets by Business Area - 12.31.2010 [24]

	R$ MILLION

	E&P	RT&M	GAS & POWER	BIOFUELS	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

Assets	227,601	117,625	50,175	2,058	12,280	29,869	90,393	(10,031)	519,970

Current assets	6,133	28,853	4,523	283	6,580	5,750	64,558	(9,995)	106,685
Non-current assets	221,468	88,772	45,652	1,775	5,700	24,119	25,835	(36)	413,285
Long-term assets	6,268	6,024	2,829	147	951	4,054	18,233	(36)	38,470
Investments		6,276	295	802	16	1,340	150		8,879
Property, plant and equipment	138,519	76,186	41,262	788	4,050	15,559	6,474		282,838
Intangible assets	76,681	286	1,266	38	683	3,166	978		83,098

24 As of 2011 Biofuel results are presented separately. This information was previously included in the corporate group.For comparative purposes, the information from the previous period was reclassified.

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FINANCIAL STATEMENTS

Consolidated Income Statement by International Business Area

	R$ MILLION INTERNATIONAL

	E&P	RT&M	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Income Statement- 1st half-2011

Revenue from sales	3,891	7,007	988	3,993		(1,868)	14,011
Intersegment	3,139	1,993	162	28		(1,879)	3,443
Third parties	752	5,014	826	3,965		11	10,568

Earnings before financial result, profit sharing
and taxes	1,555	161	137	35	(351)	15	1,552

Net income attributable to Petrobras
shareholders	1,462	168	109	36	(332)	15	1,458

	R$ MILLION INTERNATIONAL

	E&P	RT&M	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Income Statement- 1st half-2010

Revenue from sales	3,255	6,462	1,078	3,460		(2,105)	12,150
Intersegment	2,641	1,786	172	32		(2,131)	2,500
Third parties	614	4,676	906	3,428		26	9,650

Earnings before financial result, profit sharing
and taxes	1,334	(43)	184	58	(221)	(15)	1,297

Net income attributable to Petrobras
shareholders	1,123	(35)	111	53	(257)	(15)	980

Consolidated Income Statement by International Business Area

	R$ MILLION INTERNATIONAL

	E&P	RT&M	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Assets in 06.30.2011	20,324	5,443	2,979	1,554	2,489	(3,672)	29,117

Assets in 12.31.2010	20,715	5,433	3,213	1,645	2,801	(3,938)	29,869

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FINANCIAL STATEMENTS

Income Statement – Parent Company

R$ million
	2nd quarter			First half

1Q-2011	2011	2010		2011	2010

40,097	45,921	38,914	Revenue from sales	86,018	75,866
(24,703)	(29,964)	(23,925)	Cost of products sold	(54,667)	(45,267)
15,394	15,957	14,989	Gross profit	31,351	30,599
			Expenses
(2,251)	(2,319)	(2,148)	Sales	(4,571)	(3,898)
(1,324)	(1,483)	(1,280)	General and administrative	(2,807)	(2,505)
(859)	(1,035)	(527)	Exploratory costs	(1,894)	(1,403)
(483)	(497)	(384)	Research & development	(980)	(764)
(126)	(39)	(75)	Taxes	(166)	(156)
(1,672)	(1,851)	(1,222)	Other	(3,522)	(3,432)
(6,715)	(7,224)	(5,636)		(13,940)	(12,158)
8,679	8,733	9,353	Earnings before financial result, profit sharing and taxes	17,411	18,441
1,789	1,807	(51)	Net financial result	3,596	64
3,076	2,895	1,408	Equity income	5,972	2,401
13,544	13,435	10,710	Income before taxes	26,979	20,906
(2,699)	(2,525)	(2,473)	Income tax and social contribution	(5,224)	(4,978)
10,845	10,910	8,237	Net income attributable to Petrobras shareholders	21,755	15,928

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FINANCIAL STATEMENTS

Balance Sheet – Parent Company

ASSETS	R$ million
	06.30.2011	12.31.2010
Current assets	101,794	95,258
Cash and cash equivalents	23,917	19,995
Marketable securities	28,216	33,731
Accounts receivable	17,627	16,178
Inventories	19,612	15,199
Taxes recoverable	8,067	5,911
Other	4,355	4,244
Non-current assets	374,262	371,397
Long-term assets	31,314	52,384
Accounts receivable	9,301	29,760
Petroleum & Ethanol account	826	822
Marketable securities	4,706	4,749
Judicial deposits	2,418	2,426
Deferred taxes and social contribution	10,890	11,790
Advances to suppliers	928	964
Other	2,245	1,873
Investments	53,802	50,955
Property, plant and equipment	211,121	189,775
Intangible assets	77,851	78,042
Deferred assets	174	241
Total Assets	476,056	466,655

LIABILITIES	R$ million
	06.30.2011	12.31.2010
Current Liabilities	53,180	62,441
Financing	2,352	1,506
Financial leasing	1,874	3,149
Taxes and social contribution	9,707	7,837
Suppliers	9,515	9,567
Dividends / Interest on equity	2,609	3,595
Payroll and related charges	2,497	2,174
Provision for profit sharing	941	1,428
Pension and health plan	1,213	1,209
Subsidiárias, controladas e coligadas	19,751	30,113
Other	2,721	1,863
Non-current Liabilities	99,776	96,897
Financing	36,035	36,430
Financial leasing	14,367	14,976
Deferred taxes and social contribution	25,840	21,808
Pension and health plan	14,889	14,162
Provision for lawsuits	308	425
Provision for well abandonment	6,035	6,072
Subsidiaries and controlled companies	490	404
Other	1,812	2,620
Shareholders' Equity	323,100	307,317
Paid-up capital	205,380	205,357
Reserves/Income for the period	95,965	101,960
Net income	21,755
Total Liabilities	476,056	466,655

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APPENDICES

1. Analysis of Consolidated Gross Profit (2Q-2011 x 1Q-2011)

			R$ million
			Change
		2Q-2011 X 1Q-2011
	Gross Profit Analysis - Main Items	Net Revenue	Cost of Goods Sold	Gross Profit
. Domestic Market:	- volumes sold	2,591	(1,537)	1,054
	- domestic prices	885		885
. International Market:	- export volumes	920	(342)	578
	- export price	1,378		1,378
	. (Increase) decrease in expenses: (i)		(3,774)	(3,774)
	. Increase (decrease) in profitability of Distribution segment	1,509	(1,638)	(129)
	. Increase (decrease) in profitability of trading operations	104	(161)	(57)
	. Increase (decrease) in international sales	453	(544)	(91)
	. FX effect on overseas subsidiaries	(526)	435	(91)
. Other		(645)	931	286
		6,669	(6,630)	39

	(i) Breakdown of Variation in Expenses:	Value
	- imports of crude oil, oil products and gas	(3,528)
	- domestic government take	(197)
	- materials, services, rent and depreciation	(158)
	- salaries, benefits and charges	(75)
	- transportation: maritime and pipelines [25]	(60)
	- outsourced services	(8)
	- energy generation and purchase of energy for resale	(6)
	- purchase of nitrogen compounds	11
	- purchase of renewable resources	62
	- oil products (domestic purchases)	185
		(3,774)

Due to the average inventory period of 60 days, international oil and oil product prices, as well as the impact of the exchange rate on imports and government take are not fully reflected in the cost of goods sold in the actual period, but in the subsequent period. The chart below shows the estimated impact on COGS:

	1Q-2011	2Q-2011	Δ (*)
Effect of the weighted average cost (R$ million)	1,757	746	(1,011)
( ) sales cost increase

(*) COGS in 2Q-2011 was less favored by the average cost effect than in 1Q-2011, partially offsetting the substantial increase in international prices in 1Q-2011.

25 Expenses with cabotage, terminals and pipelines.

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APPENDICES

2. Analysis of Consolidated Gross Profit (1H-2011 x 1H-2010)

			R$ million
			Change
		1st half-2011 x 1st half-2010
	Gross Profit Analysis - Main Items	Net Revenue	Cost of Goods Sold	Gross Profit

. Domestic Market:	- volumes sold	2,920	(443)	2,477
	- domestic prices	2,252		2,252
. International Market:	- export volumes	(2,621)	1,376	(1,245)
	- export price	4,090		4,090
	. (Increase) decrease in expenses: (i)		(6,702)	(6,702)
	. Increase (decrease) in profitability of Distribution segment	4,092	(4,004)	88
	. Increase (decrease) in profitability of trading operations	653	(180)	473
	. Increase (decrease) in international sales	2,575	(1,916)	659
	. FX effect on overseas subsidiaries	(1,812)	1,546	(266)
. Other		77	(153)	(76)
		12,226	(10,476)	1,750

	(i) Breakdown of Variation in Expenses:	Value
	- imports of crude oil, oil products and gas	(3,627)
	- domestic government take	(1,575)
	- materials, services, rent and depreciation	(576)
	- transportation: maritime and pipelines [26]	(440)
	- outsourced services	(356)
	- salaries, benefits and charges	(142)
	- energy generation and purchase of energy for resale	(54)
	- oil products (domestic purchases)	(13)
	- purchase of nitrogen compounds	81
	- purchase of renewable resources	(6,702)

26 Expenses with cabotage, terminals and pipelines.

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ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

APPENDICES

3. Consolidated Taxes and Contributions

The economic contribution of Petrobras to the country, measured through the generation of current taxes, duties and social contributions, totaled R$39,137 million.

R$ million
	2nd quarter				First half
1Q-2011	2011	2010	2Q11 X 1Q11 (%)		2011	2010	2011 X 2010 (%)
				Economic Contribution - Country
8,414	8,800	7,291	5	Value Added Tax on Sales and Services (ICMS)	17,214	13,408	28
1,988	2,055	1,601	3	CIDE [27]	4,043	3,120	30
3,475	3,617	3,254	4	PASEP/COFINS	7,092	6,447	10
3,456	3,760	2,993	9	Income Tax and Social Contribution	7,216	5,743	26
728	519	730	(29)	Other	1,247	1,351	(8)
18,061	18,751	15,869	4	Subtotal Country	36,812	30,069	22
1,268	1,056	1,108	(17)	Economic Contribution - Foreign	2,325	2,324
19,329	19,807	16,977	2	Total	39,137	32,393	21

4. Government Take

R$ million
	2nd quarter				First half
1Q-2011	2011	2010	2Q11 X 1Q11 (%)		2011	2010	2011 X 2010 (%)
				Country
2,885	3,123	2,396	8	Royalties	6,008	4,729	27
3,201	3,511	2,598	10	Special Participation	6,712	5,208	29
22	34	29	55	Surface Rental Fees	56	61	(8)
6,108	6,668	5,023	9	Subtotal Country	12,776	9,998	28
149	164	121	10	Foreign	314	246	28
6,257	6,832	5,144	9	Total	13,090	10,244	28

The government take in the country in 2Q-2011 increased by 9% over 1Q-2011, due to the 8% upturn in the reference price for local oil, which averaged R$165.55 (US$103.82) in 2Q-2011, versus R$153.11 (US$91.90) in 1Q-2011, reflecting international oil prices.

The government take in the country in 1H-2011 increased by 28% over 1H-2010, due to the 29% upturn in the reference price for local oil, which averaged R$159.33 (US$97.86) in 1H-2011, versus R$123.66 (US$68.88) in 1H-2010, reflecting international oil prices.

27 CIDE – Economic Domain Contribution Charge.

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APPENDICES

5. Indebtedness

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FINANCIAL PERFORMANCE

6. Foreign Exchange Exposure

ASSETS	R$ million
	06.30.2011	12.31.2010

Current assets	10,320	13,065
Cash and cash equivalents	7,749	10,818
Other current assets	2,571	2,247

Non-current assets	4,823	18,755
Amounts invested abroad by partner companies in the international segment, in E&P equipment to be used in Brazil and in commercial activities	3,469	17,351
Other long-term assets	1,354	1,404

Total Assets	15,143	31,820

LIABILITIES	R$ million
	06.30.2011	12.31.2010

Current Liabilities	(10,998)	(11,562)
Financing	(7,660)	(7,953)
Suppliers	(2,957)	(3,286)
Other current liabilities	(381)	(323)

Non-current Liabilities	(22,640)	(26,248)
Financing	(22,640)	(26,208)
Other long-term liabilities		(40)

Total Liabilities	(33,638)	(37,810)

Net Assets (Liabilities) in Reais	(18,495)	(5,990)

(-) FINAME Loans - in reais indexed to dollar	(20)	(103)
(-) BNDES Loans - in reais indexed to dollar	(22,345)	(23,906)

Net Assets (Liabilities) in Reais	(40,860)	(29,999)

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ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

1 The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is dedicated, directly or through its subsidiaries (referred to jointly as “Petrobras” or the “Company”) to prospecting, drilling, refining, processing, trading and transporting oil originating from wells, schist or other rocks, and oil products, natural gas and other liquid hydrocarbons, in addition to activities connected with energy and it may carry out research, development, production, transport, distribution and trading of all forms of energy, as well as any other correlated or similar activities. The Company’s head office is located in Rio de Janeiro – RJ.

2 Basis of presentation of interim financial information

The consolidated interim accounting information is being presented in accordance with IAS 34 –Interim Statements, issued by the International Accounting Standards Board (IASB) and also in accordance with accounting practices adopted in Brazil for interim statements (CPC 21).

The individual interim accounting information is being presented in accordance with accordance with accounting practices adopted in Brazil for interim statements (CPC 21) and does not present differences in relation to the consolidated information, except for the maintenance of deferred charges, as established in CPC 43 – Initial Adoption of Technical Pronouncements. The reconciliations of the parent company’s shareholders’ equity and result with the consolidated statements are presented in Note 3.1.

This quarterly information is presented without repeating certain notes to the financial statements previously disclosed, but with an indication of the relevant information occurring in the interim period and, therefore, it should be read together with the Company’s annual financial statements for the year ended December 31, 2010.

The Company’s Board of Directors authorized the publication of these financial statements in a meeting held on August 15, 2011.

2.1 Business segment reporting

As from 2011, the information on the Biofuel operating segment (business area) is presented individually and includes the activities for production of biodiesel and its co-products. In ethanol activities it operates through shareholding interests in the production and trading of ethanol, sugar and surplus electric power generated from sugar cane bagasse.

Previously, this information was included in the corporate group and, therefore, was reclassified for comparison purposes.

2.2 Accounting estimates

In the preparation of the interim accounting information it is necessary to use estimates for certain assets, liabilities and other transactions. These estimates include: oil and gas reserves, liabilities of pension and health plans, depreciation, depletion and amortization, abandonment costs, provisions for legal processes, market value of financial instruments, income tax and social contribution. Although Management uses assumptions and judgments that are reviewed periodically, the actual results may differ from these estimates.

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ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

3 Consolidation basis

The consolidated interim accounting information include the quarterly information of Petrobras and its subsidiaries, jointly controlled subsidiaries and specific purpose entities.

The Company did not present material changes in interests in consolidated companies in the period ended June 30, 2011.

3.1 Reconciliation of the net equity and net income of consolidated with that of the parent company

	Shareholders' equity		Net income
	06.30.2011	12.31.2010	Jan-Jun 2011	Jan-Jun 2010

Consolidated - IFRS	326,343	310,223	22,605	16,134
Equity of minority interest	(3,631)	(3,458)	(677)	(112)
Deferred expenses, net of income tax	388	552	(173)	(94)
Parent company adjusted to international accounting
standards (CPC)	323,100	307,317	21,755	15,928

4 Accounting policies

The accounting practices and calculation methods used in the preparation of this individual and consolidated quarterly information are the same as those adopted in the preparation of the Company’s annual financial statements for the year ended December 31, 2010.

PAGE : 59 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

5 Cash and cash equivalents

	Consolidated		Parent company
	06.30.2011	12.31.2010	06.30.2011	12.31.2010

Cash and banks	3,087	3,434 0	508	437
Financial investments
- In Brazil
Deposit	18,490	12,797 0	16,175	10,119
Other investment funds	1,125	749 0	345	325
	19,615	13,546	16,520	10,444
- Abroad	11,971	13,343 0	6,889	9,114
Total financial investments	31,586	26,889	23,409	19,558
Total cash and cash equivalents	34,673	30,323	23,917	19,995

6 Marketable securities

	Consolidated		Parent company
	06.30.2011	12.31.2010	06.30.2011	12.31.2010
Trading	24,796	25,651	24,796	25,588
Available for sale	5,093	5,303	4,853	5,125
Held to maturity	279	271	3,273	7,767
	30,168	31,225	32,922	38,480
Current	24,969	26,017	28,216	33,731
Non-current	5,199	5,208	4,706	4,749

The securities for trading refer mainly to investments in public bonds with maturity terms of more than 90 days and are presented in current assets considering their expectation of realization in the short term.

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ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

7 Accounts receivable

7.1 Accounts receivable, net

	Consolidated		Parent company
	06.30.2011	12.31.2010	06.30.2011	12.31.2010

Trade Accounts Receivable
Third parties	18,113	17,555	3,441	3,199
Related parties (10.1)	3,131	2,722	21,090 (*)	40,473 (*)
Other	4,902	4,729	2,795	2,732
	26,146	25,006	27,326	46,404
Allowance for doubtful accounts	(2,653)	(2,716)	(398)	(466)
	23,493	22,290	26,928	45,938

Current	18,763	17,334	17,627	16,178
Non-current	4,730	4,956	9,301	29,760

(*)It does not include the balances of dividends receivables of R$ 1,614 at June 30, 2011 (R$ 1,523 at December 31, 2010) and reimbursements receivable of R$ 469 at June 30, 2011 (R$ 447 at December 31, 2010). It includes a balance of receivables from the electricity sector of R$ 1,986 at June 30, 2011.

7.2 Changes in the provision for doubtful accounts

	Consolidated		Parent company
	06.30.2011	12.31.2010	06.30.2011	12.31.2010
Opening balance	2,716	2,542	466	306
Additions (*)	300	380	163	169
Write-offs / Reversion (*)	(363)	(206)	(231)	(9)
Closing balance	2,653	2,716	398	466

Current	1,741	1,750	398	466
Non-current	912	966

(*) It includes effect of exchange rate changes on allowance for doubtful accounts recorded in companies abroad.

7.3 Accounts receivable - overdue

	Consolidated
	06.30.2011	12.31.2010
Up to 3 months	1,060	905
From 3 to 6 months	231	229
From 6 to 12 months	342	352
More than 12 months	2,957	3,128

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ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

8 Inventories

	Consolidated		Parent company
	06.30.2011	12.31.2010	06.30.2011	12.31.2010
Products:
Oil products (*)	8,423	6,274	6,749	4,957
Alcohol (*)	585	522	231	123
	9,008	6,796	6,980	5,080

Raw materials, mainly crude oil (*)	13,114	9,547	9,841	7,300
Maintenance materials and supplies (*)	3,306	3,292	2,795	2,864
Other	415	272	52	14
	25,843	19,907	19,668	15,258
Current	25,751	19,816	19,612	15,199
Non-current	92	91	56	59

(*) It includes imports in transit.

9 Petroleum and alcohol accounts - STN

At June 30, 2011, the balance amounts to R$ 826 and this can be discharged by the Federal Government by issuing National Treasury Notes in an amount equal to the final balance in order to settle accounts with the Federal Government pursuant to Provisional Measure 2181, issued on August 24, 2001, or through offsetting against other amounts that Petrobras may be owing the Federal Government at the time, including tax related amounts or a combination of the foregoing operations.

Aiming at concluding the meeting of accounts with the Federal Government, Petrobras provided all the information required by the Secretary of the National Treasury (STN) to settle the differences still existing between the parties.

As it considers that the negotiation process between the parties at the administrative level has been exhausted, the Company's Management decided on judicial collection of the aforementioned credit for settlement of the balance of the petroleum and alcohol account and in order to do so it filed a lawsuit on July 2011.

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ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

10 Related parties

10.1 Result, assets and liabilities

	Parent company
		06.30.2011
	Jan-Jun 2011
			Assets	Liabilities
	Results	Current	Non-current	Current	Non-current
Subsidiaries (*)
BR Distribuidora	30,653	1,607	132	(218)	(22)
PIFCo	11,218	4,651	3	(3,439)	(249)
Gaspetro	2,549	1,479	771	(1,219)
Downstream	1,982	9	144	(188)
Transpetro	292	709		(444)
PBEN	267	271		(7)
PNBV	129	29	30	(1,746)
Thermoelectric power plants	115	402	218	(222)	(574)
PIB-BV	60	236	4,358	(937)	(163)
Petrobras Biocombustível	9	81	433	(62)
Brasoil	(279)		2,603	(148)
CLEP	(172)	539		(562)	(1,786)
Other subsidiaries	328	448	759	(89)	(165)
	47,151	10,461	9,451	(9,281)	(2,959)
Specific purpose entities (SPE)
Gasene Participações	(289)	6		(209)	(6,281)
CDMPI	(66)			(229)	(2,326)
PDET Off Shore	(43)		57	(303)	(1,337)
NTN	(22)	480	72	(291)	(1,001)
NTS	(14)	468	35	(313)	(896)
Other SPEs	6
	(428)	954	164	(1,345)	(11,841)
Affiliated companies	6,538	149	9	(108)	(56)
	53,261	11,564	9,624	(10,734)	(14,856)
Result
Operating income, mainly from sales	54,205
Exchange and monetary variations, net	(435)
Net financial income (expenses)	(509)
Assets
Accounts receivable, mainly from sales		9,950
Dividends receivable		1,614
Loans			7,777		(56)
Advance for capital increase			518
Amounts related to construction of gas pipeline			771
Reimbursement receivable			469
Liabilities
Accounts payable to suppliers, mainly for purchases of oil and oil
products				(6,627)
Financial leases				(1,874)	(14,367)
Affreightment of platforms				(1,621)
Advance from clients				(473)
Other operations			89	(139)	(433)
	53,261	11,564	9,624	(10,734)	(14,856)
Jan-Jun 2010	48,643
At 12/31/2010		10,239	29,887	(17,519)	(15,328)

(*) It includes its subsidiaries and jointly controlled subsidiaries

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ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

Rates for active loans

Index	06.30.2011	12.31.2010

LIBOR + 1 to 3% p.a.	4,303	24,174
2% p.a.	2,595	3,011
1.70% p.a.	144	183
IGPM + 6% p.a.	141	146
101% of CDI	111	115
Other rates	483	456
	7,777	28,085

10.2 Non standard credit rights investment fund – FIDC-NP

The Parent Company has resources invested in the non standard credit right investment fund (FIDC-NP) which are mainly earmarked for the acquisition of performing and/or non-performing credit rights of operations performed by subsidiaries of the Petrobras System. The balances of the Parent Company’s operations with the nonstandard credit right investment fund (FIDC-NP) are as follows:

	06.30.2011	12.31.2010
Financial investments	251	206
Marketable securities	3,264	7,758
Financial charges to be allocated	225	426
Assignments of performing rights	(740)	(622)
Total classified in current assets	3,000	7,768

Assignments of non-performing rights	(11,029)	(15,933)
Total classified in current liabilities (*)	(11,029)	(15,933)
	Jan-Jun 2011	Jan-Jun 2010
Financial income FIDC-NP	98	133
Financial expenses FIDC-NP	(641)	(746)
Financial result	(543)	(613)

(*) Other accounts and expenses payable

10.3 Guarantees granted

The financial operations carried out by these subsidiaries and guaranteed by Petrobras present the following balances to be settled:

	06.30.2011						12.31.2010
Maturity date				Ref. Abreu
	PNBV	PifCo	PIB-BV		TAG	Total	Total
of the loans				e Lima
2011	2,966	2,342				5,308	8,108
2012	406	937				1,343	1,532
2013	83	584				667	730
2014	418	1,013	156			1,587	1,784
2015	1,896	592				2,488	4,140
2016	2,390	6,450				8,840	2,103
2017 onwards	13,747	20,079	917	8,134	6,553	49,430	37,635
	21,906	31,997	1,073	8,134	6,553	69,663	56,032

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ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

10.4 Investment fund of subsidiaries abroad

At June 30, 2011, the subsidiaries PifCo and Brasoil had amounts invested in an investment fund abroad that held, amongst others, debt securities of companies of the Petrobras System and a specific purpose entity related to the Company’s projects, mainly the CLEP, Malhas and Marlim Leste (P-53) and Gasene, equivalent to R$ 12,246 (R$ 14,048 at December 31, 2010). These amounts refer to the companies and were offset against the balance of financing in current and non-current liabilities.

10.5 Transactions with affiliated companies, government entities and pension funds

Significant transactions with affiliated companies, government entities and a pension fund resulted in the following balances:

	Consolidated
	06.30.2011		12.31.2010
	Assets	Liabilities	Assets	Liabilities
Affiliated companies	165	185	305	144
Braskem and its subsidiaries	81	144	162	103
Other affiliated companies	84	41	143	41

Government entities and pension funds	40,691	59,668	42,824	56,007
Government bonds	30,788		31,098
Electricity sector	2,830		3,145
Deposits subject to legal proceedings (CEF and BB)	2,957		2,466
Banco do Brasil S.A. (BB)	2,940	13,004	5,067	9,415
Petroleum and alcohol account - Federal government credits	826		822
BNDES	6	35,291	3	36,320
Caixa Econômica Federal (CEF)	1	5,664	2	5,662
National Agency for Petroleum, National Gas and Biofuels		3,515		2,568
Federal government - Proposed dividends and interest on shareholders' capital		755		1,118
Petros (Pension fund)		422		501
Other	343	1,017	221	423
	40,856	59,853	43,129	56,151

Current	31,844	9,631	34,481	8,393
Non-current	9,012	50,222	8,648	47,758

Receivables from the electricity sector

The company has receivables from the electricity sector related to the supplying of fuel to thermoelectric power stations, direct and indirect subsidiaries of Eletrobrás, located in the northern region of Brazil. Part of the costs for supplying fuel to these thermoelectric power stations is borne by funds from the Fuel Consumption Account (CCC), managed by Eletrobrás.

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ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

The Company also supplies fuel to Independent Power Producers (PIE), companies created for the purpose of producing power exclusively for Amazônia Distribuidora S.A. (ADESA), a direct subsidiary of Eletrobras, whose payments for supplying fuel depend directly on the forwarding of funds from ADESA to these Independent Power Producers.

The balance of these receivables at June 30, 2011 was R$ 2,830 (R$ 3,145 at December 31, 2010), of which R$ 2,129 was overdue (R$ 2,372 at December 31, 2010).

The Company has made systematic collections from the debtors and Eletrobras, itself, and partial payments have been made.

10.6 Remuneration of the Company’s key personnel (in thousand of reais)

The total remuneration of short term benefits for the management of Petrobras during the first semester of 2011 was R$ 4,574 (R$ 4,364 in the first semester of 2010) which include fees in the amount of R$ 3,152 (R$ 2,843 in the first semester of 2010) referring to seven officers and nine board members.

In consolidated, the fees for the officers and the board of directors totaled R$ 24,277 in the first semester of 2011 (R$ 19,598 in the first semester of 2010).

11 Deposits in court

	Consolidated		Parent company
	06.30.2011	12.31.2010	06.30.2011	12.31.2010
Labor	1,053	940	994	888
Tax (*)	1,212	1,193	923	912
Civil (*)	445	596	413	558
Other	100	78	88	68
Total	2,810	2,807	2,418	2,426

(*) Net of deposits related to judicial proceedings for which a provision in non-current liabilities, when applicable.

12 Acquisitions and sales of assets

12.1 Acquisition of interests in affiliated companies

Total Agroindústria Canavieira S.A.

In 2010, Petrobras Biocombustível S.A. entered into an investment agreement for paying capital into Total Agroindústria Canavieira S.A. As a result of this agreement, the Company acquired a 43.58% interest in Total with contributions of R$ 155 until March 2011. In the second quarter of 2011, the valuation of the net assets of Total to fair value was concluded, as follows:

Consideration transferred for the purchase	155
Interest of the fair value of the assets acquired	(89)
Goodwill from expectations of future profitability	66

The interest in the fair value of the net assets acquired includes a surplus value of property, plant and equipment of R$ 2, which is classified as investments in affiliated companies, as well as the goodwill of R$ 66.

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ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

Investment agreement between Petrobras Biocombustível and Guarani

In 2010, Petrobras Biocombustível S.A. signed an investment agreement with Tereos Internacional, thus entering the capital of Guarani S.A. As a result of this agreement, the Company acquired a 31.44% interest in Guarani with total payments of R$ 878 made up till March 2011. In the second quarter of 2010 the valuation of the net assets to fair value of Guarani was concluded, as follows:

Consideration transferred for the purchase	878
Interest of the fair value of the assets acquired	(805)
Goodwill from expectations of future profitability	73

The interest in the fair value of the net assets acquired includes a surplus value of property, plant and equipment and intangible assets in the amount of R$ 93, which is classified as investments in affiliated companies, as well as the goodwill of R$ 73.

Investment agreement between Petrobras, Petroquisa, Braskem, Odebrecht and Unipar

In 2010, the Company signed an investment agreement with Odebrecht and Unipar for the transfer of the petrochemical interests in Braskem. As a result of this agreement, the Company increased its interest in the total capital of Braskem from 25.41% to 36.1%. In the second quarter of 2011, the valuation of Braskem’s net assets to fair value was concluded, as follows:

Consideration transferred for the purchase	2,805
Interest of the fair value of the assets acquired	(2,240)
Goodwill from expectations of future profitability	565

The interest in the fair value of the net assets acquired includes a surplus value of property, plant and equipment and intangible assets in the amount of R$ 222, which is classified as investments in affiliated companies, as well as the goodwill of R$ 565.

12.2 Acquisition of noncontrolling interests

Innova S.A.

As of March 31, 2011, Petrobras now directly owns 100% of the capital of Innova, a petrochemical company located in the industrial park of Triunfo (RS), which was indirectly controlled by Petrobras Argentina (Pesa). The amount of the transaction is US$ 332 million (equivalent to R$ 551), where US$ 228 million was paid in April and US$ 104 million, restated by 12 month LIBOR as from the date of signing the share purchase agreement (SPA), falls due on October 30, 2013. This transaction resulted in a decrease of R$ 90 in the equity attributable to the shareholders of Petrobras, as a result of the decrease in the noncontrolling interest in this venture.

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ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

Purchase option and merger of Companhia Mexilhão do Brasil (CMB)

On January 12, 2011, Petrobras exercised its purchase option for 100% of the shares of SPE Companhia Mexilhão do Brasil (CMB), as contractually established. This transaction resulted in an increase of R$ 112 in equity attributable to the Company's shareholders, as an additional paid in capital.

On April 4, 2011, the merger of CMB by Petrobras was approved in the special shareholders' general meeting (SGM) as it is the most efficient way of dissolving the company and absorbing its assets.

12.3 Sale of assets and other information

Cia Energética Suape II

Petrobras holds a 20% interest in Energética Suape II S.A., the purpose of which is the construction of a thermoelectric power station, located in Cabo de Santo Agostinho in the state of Pernambuco, with an output 380 MW. The remaining 80% interest is held by Nova Cibe Energia S.A.

On May 31, 2011, Petrobras deposited R$ 48.4 for the shares not subscribed by Nova Cibe, for which the exercise of the purchase option occurred on May 5, 2011, as established in the Suape II Shareholders' Agreement.

At June 30 2011, Petrobras recorded the deposit as a right to acquisition of an equity interest under Investments, until resolution of the conflict in a seat of arbitration.

Albacora Japão Petróleo Ltda.

On May 6, 2011, Petrobras exercised its purchase option for the oil production assets of SPE Albacora Japão Petróleo Ltda for the amount of R$ 10 thousand. As from this purchase option, the SPE ceased to be consolidated in Petrobras, due to compliance with the related contractual obligations.

Sale of the San Lorenzo Refinery and part of the distribution network in Argentina

On May 2, 2011, the Company sold to Oil Combustibles S.A. of refining and distribution assets in Argentina for a total amount of US$ 102 million according to an agreement signed in 2010. The transaction is subject to the approval of the Argentine regulatory agency, comprised a refinery located in San Lorenzo in the province of Santa Fé, a fluvial plant and a fuel trading network connected to this refinery (approximately 360 sales points and associated wholesaler clients) as well as the stocks of oil and oil products.

BRF Biorefino de Lubrificantes S.A

On March 21, 2011, Petrobras Distribuidora S.A. established BRF Biorefino de Lubrificantes S.A, the shareholding interest of which is 49%. The purpose of BRF is the construction of building and operation of the used or contaminated lubricant oil refining plant in the State of Rio de Janeiro.

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ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

Logum Logística S.A

On March 1, 2011, the corporate name of PMCC Soluções Logística de Etanol S.A. was changed to Logum Logística S.A., in accordance with the shareholders’ agreement, which composition of shareholding is as follows: Petrobras- 20%; Copersucar S.A.- 20%; Cosan S.A. Indústria e Comércio- 20%; Odebrecht Transport Participações S.A.- 20%; Camargo Correa Óleo e Gás S.A.-10%; and Uniduto Logística S.A.- 10%.

Logum Logística S.A. will be responsible for the construction of a comprehensive multimodal logistics system for ethanol transport and storage, and the development and operation of the system which will involve polyducts, waterways, highways and coastal shipping.

Merger of Comperj Petroquímicos Básicos S.A and Comperj PET S.A. into Petrobras

On January 31, 2011, the merger of Comperj Petroquímicos Básicos S.A and Comperj PET S.A. by Petrobras was approved in the special general shareholders' meeting (SGM), in order to simplifying the corporate structure, in addition to minimizing costs and favoring the reallocation of investments.

Companhia Pernambucana de Gás - Copergás

On January 21, 2011, the power of Petrobras Gás S.A. (Gaspetro) to share the decisions of Companhia Pernambucana de Gás (Copergás) was re-established through publication of a court decision dismissing the writ of prevention of the State of Pernambuco. Accordingly, the accounting information was consolidated proportionally to the 41.5% interest as from 2011.

Operations in Ecuador

On July 26, 2010 the new hydrocarbon law in Ecuador, establishes, the obligatoriness of migration of the exploration agreements entered into before November 24, 2010 to service agreements.

Petrobras Argentina S.A. (PESA), through its subsidiary Sociedade Ecuador TLC S.A., holds a 30% interest in the exploration agreements for block 18 and the unified Palo Azul field, located in the Oriente basin of Ecuador. and decided not to accept the final proposal to migrate its agreements to the new contractual model, thus it is the responsibility of the Ecuadorian Government to indemnify the investments made in those exploration blocks.

The Company disagrees with the criteria established for indemnification of the amounts invested and, although it is not renouncing its rights, it recognized a loss in an amount equivalent to R$ 82, due to the uncertainties involving the process.

PESA has a ship or pay agreement entered into with Oleoducto de Crudos Pesados Ltd (OCP) for transporting oil in Ecuador, in force since 2003 with an effective term of 15 years. On account of the commitments assumed for the transport capacity contracted and not used, at June 30, 2011, the Company has a liability in the amount equivalent to R$ 126.

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ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

13 Investments

13.1 Information on subsidiaries, jointly controlled subsidiaries and affiliated companies ( Parent Company)

	06.30.2011	12.31.2010
Subsidiaries:
Petrobras Gás S.A. - Gaspetro	9,978	7,555
Petrobras Netherlands B.V. - PNBV	9,885	8,599
Petrobras Distribuidora S.A. - BR	9,635	9,116
Petrobras Química S.A. - Petroquisa	4,202	3,997
Petrobras Transporte S.A. - Transpetro	2,618	2,568
Termorio S.A.	2,377	2,371
Refinaria Abreu e Lima S.A.	2,374	2,015
Companhia Locadora de Equipamentos Petrolíferos S.A. - CLEP	1,585	1,473
Downstream Participações Ltda.	1,456	1,623
Petrobras Biocombustível S.A.	1,102	1,194
Termomacaé Ltda	723	734
Petrobras International Braspetro B. V. - PIBBV	404
FAFEN Energia S.A.	389	343
Innova S.A.	358
Comperj Poliolefinas S.A.	309	309
Termoceará Ltda.	304	278
Other subsidiaries	1,302	4,079
Jointly controlled subsidiaries	945	880
Affiliated companies
BRK Investimentos Petroquímicos S.A.	1,404	2,108
Other affiliated companies	420	473
	51,770	49,715
Goodwill	3,062	2,242

Unrealized income of the Parent company	(1,225)	(1,150)
Other investments	195	148
Total investments	53,802	50,955

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ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

13.2 Investments (Consolidated)

	06.30.2011	12.31.2010
Affiliated companies
BRK Investimentos Petroquímicos S.A.	3,408	3,271
Other petrochemical investments	3,079	2,995
Guarani S.A.	901	680
Petroritupano - Orielo	387	413
Petrowayu - La Concepción	313	327
Other affiliated companies	834	963
	8,922	8,649

Other investments	315	230
	9,237	8,879

13.3 Investments in listed companies

				Quotation on stock
				exchange
	Lot of a thousand shares			(R$ per share)		Market value
Company	06.30.2011	12.31.2010	Type	06.30.2011	12.31.2010	06.30.2011	12.31.2010

Subsidiaries
Petrobras Argentina	678,396	678,396	ON	3.10	4.46	2,103	3,026
						2,103	3,026

Affiliated companies
Braskem	212,427	212,427	ON	18.30	17.80	3,887	3,781
Braskem	75,793	75,793	PNA	22.29	20.37	1,689	1,544
Quattor Petroquímica (*)		46,049	PN	0.00	6.99		322
						5,576	5,647

(*)On February 3, 2011, the company was delisted due to the merger of its shares by Braskem.

The market value of these shares does not necessarily reflect the realizable value of a representative lot of shares.

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ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

14 Property, plant and equipment 14.1 By type of asset

	Consolidated					Parent company

	Land, buildings and improvements	Equipment and other assets	Assets under construction (*)	Expenditures on exploration & development Production of oil and gas (producing fields)	Total	Total
Balance at December 31, 2009	7,987	70,810	122,838	25,444	227,079	149,447
Additions	282	3,355	57,515	3,157	64,309	49,506
Capitalized interest			5,409	99	5,508	4,223
Business combinations	61	70	18		149
Write-offs	(143)	(109)	(1,524)	(606)	(2,382)	(1,493)
Transfers	2,000	33,935	(44,992)	13,137	4,080	(1,863)
Depreciation, amortization and depletion	(843)	(7,650)		(5,730)	(14,223)	(10,149)
Impairment - formation		(181)		(265)	(446)	(434)
Impairment - reversal		131		408	539	538
Accumulated translation adjustment	26	(1,435)	(308)	(58)	(1,775)
Balance at December 31, 2010	9,370	98,926	138,956	35,586	282,838	189,775
Cost	13,308	163,566	138,956	77,555	393,385	271,824
Accumulated depreciation, amortization and
depletion	(3,938)	(64,640)		(41,969)	(110,547)	(82,049)
Balance at December 31, 2010	9,370	98,926	138,956	35,586	282,838	189,775
Additions	89	556	24,317	1,886	26,848	19,853
Capitalized interest			3,649		3,649	2,965
Business combinations	48	33			81
Write-offs	(38)	(329)	(1,080)	(94)	(1,541)	(1,111)
Transfers	968	12,878	(14,458)	4,014	3,402	4,891
Depreciation, amortization and depletion	(329)	(4,139)		(2,809)	(7,277)	(5,252)
Impairment - formation		(1)		(5)	(6)
Impairment - reversal				1	1
Accumulated translation adjustment	(58)	(1,682)	(986)	(344)	(3,070)
Balance at June 30, 2011	10,050	106,242	150,398	38,235	304,925	211,121
Cost	14,090	171,904	150,398	84,392	420,784	298,105
Accumulated depreciation, amortization and
depletion	(4,040)	(65,662)		(46,157)	(115,859)	(86,984)
Balance at June 30, 2011	10,050	106,242	150,398	38,235	304,925	211,121

Weighted average useful life in years	25 (25 a 40)	20 (3 a 31)		Units of production
				method
	(except land)

(*) It includes assets for exploration, development and production of oil and gas.

At June 30, 2011, the property, plant and equipment of Consolidated and the Parent company include assets originating from lease agreements that transfer benefits, risks and control in the amount of R$ 719 and R$ 17,452, respectively (R$ 789 and R$ 17,506 at December 31, 2010).

14.2 Depreciation

	Consolidated		Parent company
	Jan-Jun 2011	Jan-Jun 2010	Jan-Jun 2011	Jan-Jun 2010
Portion absorbed in funding:
Of assets	3,834	3,340	2,522	2,162
Of exploration and production expenditures	2,575	2,451	2,113	1,927
Capitalized / provisioned cost for abandonment of wells	233	214	209	199
	6,642	6,005	4,844	4,288

Portion recorded directly in the result	635	586	408	362
	7,277	6,591	5,252	4,650

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ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

15 Intangible assets 15.1 By type of asset

	Consolidated Parent company
		Software

				Goodwill from
				expectations
	Rights and		Developed	of future
	concessions	Acquired	in-house	profitability	Total	Total
Balance at December 31, 2009	5,607	375	1,364	925	8,271	3,216
Addition	312	90	328	3	733	455
Oil exploration rights – Onerous assignment	74,808				74,808	74,808
Acquisition through business combination	1		0	20	21
Capitalized interest		0	25		25	25
Write-off	(318)	(4)	(2)	(2)	(326)	(42)
Transfers	376	(11)	33	83	481	14
Amortization	(160)	(121)	(375)		(656)	(434)
Impairment - formation	(54)				(54)
Accumulated translation adjustment	(195)	(3)		(7)	(205)
Balance at December 31, 2010	80,377	326	1,373	1,022	83,098	78,042
Addition	192	49	136		377	164
Capitalized interest			19		19	19
Write-off	(131)	(5)	(10)		(146)	(141)
Transfers	(54)	20	(31)	(18)	(83)	2
Amortization	(115)	(59)	(193)		(367)	(235)
Accumulated translation adjustment	(202)	(5)		(12)	(219)	0
Balance at June 30, 2011	80,067	326	1,294	992	82,679	77,851

Estimated useful life - years	25	5	5	Indefinite

At June 30, 2011, the Company’s intangible assets include an onerous assignment agreement in the amount of R$ 74,808, entered into in 2010 between the Federal Government (assignor) and the National Petroleum Agency -ANP (regulator and inspector), referring to the right to carry out prospection and drilling activities for oil, natural gas and other liquid hydrocarbons located in blocks in the pre-salt area, limited to the production of five billion oil equivalent barrels in up to 40 years.

The agreement for concession of the rights establishes that at the time of the declaration of the commerciality of the reserves there will be a review of volumes and prices, based on independent technical reports. If the review determines that the acquired rights reach an amount greater than that initially paid, the Company may pay the difference to the Federal Government, recognizing this difference as an intangible asset, or it may reduce the total volume acquired in the terms of the agreement. If the review determines that the acquired rights result in an amount lower than that initially paid, the Federal Government will reimburse the difference in legal tender or bonds, subject to the budgetary laws.

The agreement also establishes minimum commitments with respect to local acquisition of goods and services from Brazilian suppliers in the exploration stage and in the development stage of production, which will be subject to proof with ANP. In the event of non-compliance, ANP will be able to apply administrative and pecuniary sanctions established in the contract.

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ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

15.2 Devolution of exploration areas to ANP

During the first semester of 2011, the rights to the exploration blocks returned to the National Agency of Petroleum, Natural Gas and Biofuels (ANP) totaled R$ 131 and are the following:

• Blocks – Exclusive concession of Petrobras:

Rio do Peixe basin: RIOP-T-41.

Santos basin: S-M-613, S-M-1356, S-M-1480. Pelotas sea basin: P-M-1267, P-M-1349.

• Blocks in partnership (devolved by Petrobras or by its operators):

Santos basin: S-M-1227, S-M-792, S-M-791, S-M-1162, S-M-320, S-M-1163. Espírito Santo land basin: ES-T-401

15.3 Devolution to ANP of oil and natural gas fields operated by Petrobras

During the first semester of 2011, there were no returns to the National Agency of Petroleum, Natural Gas and Biofuels (ANP) on the part of Petrobras of rights to fields in the production stage.

16 Exploration activities and valuation of oil and gas reserves

a) Exploration costs

	Consolidated		Parent company
	Jan-Jun 2011	Jan-Jun 2010	Jan-Jun 2011	Jan-Jun 2010
Expenses with geology and geophysics	725	593	659	551
Economically unviable projects (including dry wells and signing bonus)	1,246	906	1,143	851
Outras despesas exploratórias	79	130
Total expenses	2,050	1,629	1,802	1,402

b) Cash used

	Consolidated		Parent company
	Jan-Jun 2011	Jan-Jun 2010	Jan-Jun 2011	Jan-Jun 2010
Operating activities	796	640	659	551
Investment activities	3,866	4,765	3,220	3,536
Total cash used	4,662	5,405	3,879	4,087

c) Capitalized balances

	Consolidated		Parent company
	06.30.2011	12.31.2010	06.30.2011	12.31.2010
Intangible assets	77,853	78,400	76,074	76,221
Property, plant and equipment	16,098	15,729	9,867	9,309
Total assets	93,951	94,129	85,941	85,530

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Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

17 Financing

	Consolidated				Parent company
	Current		Non-current		Current		Non-current
	06.30.2011 12.31.2010		06.30.2011	12.31.2010	06.30.2011 12.31.2010		06.30.2011	12.31.2010
Abroad
Financial institutions	10,911	10,798	30,838	29,460	312	201	10,986	11,973
Bearer bonds - Notes, Global Notes and Bonds	2,431	1,242	28,080	19,617	789	747	1,120
Trust Certificates - Senior/Junior	110	116	244	318
Other	13	26	172	167
Subtotal	13,465	12,182	59,334	49,562	1,101	948	12,106	11,973

In Brazil
Export Credit Notes	126	110	10,477	10,489	126	110	10,477	10,495
BNDES	1,620	2,103	32,007	32,753	771	182	7,733	8,254
Debentures	376	319	2,552	2,448	227	141	1,737	1,715
FINAME	108	72	519	532	71	71	376	387
Bank Credit Certificate	56	53	3,606	3,606	56	54	3,606	3,606
Other	872	653	2,885	2,661
Subtotal	3,158	3,310	52,046	52,489	1,251	558	23,929	24,457
	16,623	15,492	111,380	102,051	2,352	1,506	36,035	36,430

Interest on financing	1,904	1,558			729	592
Current portion of the financing in
non-current liabilities (Principal)	6,639	5,109			1,043	914
Short-term financing	8,080	8,825			580
	16,623	15,492			2,352	1,506

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Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

17.1 Maturities of the principal and interest of the financing in non-current liabilities

	06.30.2011
	Consolidated	Parent company
2012	4,865	1,648
2013	5,924	1,526
2014	7,118	1,714
2015	7,918	2,267
2016 onwards	85,555	28,880
Total	111,380	36,035

17.2 Interest rates for financing in non-current liabilities

	Consolidated		Parent company
	06.30.2011	12.31.2010	06.30.2011	12.31.2010
Abroad
Up to 6%	45,296	36,321 0	12,062 0	11,912
From 6 to 8%	11,541	11,173 0	44 0	61
From 8 to 10%	1,854	1,365 0	0 0	0
From 10 to 12%	51	61 0	0 0	0
More than 12%	592	642 0	0 0	0
	59,334	49,562	12,106	11,973

In Brazil			0
Up to 6%	8,184 0	4,480 0	376 0	387
From 6 to 8%	25,647 0	30,097 0	7,733 0	8,254
From 8 to 10%	1,150 0	990 0	201 0	234
From 10 to 12%	2,745 0	16,922 0	1,537 0	15,582
More than 12%	14,320		14,082
	52,046	52,489	23,929	24,457
	111,380	102,051	36,035	36,430

17.3 Balances per currencies in non-current liabilities

	Consolidated		Parent company
	06.30.2011	12.31.2010	06.30.2011	12.31.2010
US dollar	56,856	46,870	12,020	11,852
Yen	2,457	2,734	86	122
Euro	221	214	0	0
Real (*)	51,715	51,911	23,929	24,456
Other	131	322	0	0
	111,380	102,051	36,035	36,430

At June 30, 2011, it includes R$ 22,345 in financing in local currency parameterized to the variation of the US dollar, and also in financing abroad in reais parameterized to the variation of the general market price index (IGPM).

The hedges contracted for coverage of notes issued abroad in foreign currencies and the fair value of the long-term loans are disclosed in notes 31 and 32, respectively.

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Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

17.4 Weighted average rate for capitalization of interest

The weighted average rate of the financial charges on the debt, used for capitalization of interest on the balance of works in progress, was 4.9% p.a. in the first semester of 2011 (3.3% p.a. in the first semester of 2010).

17.5 Raising of capital

The main long-term raising of capital carried out in the first semester of 2011 is presented as follows:

a) Abroad

		Amount
Company	Date	(US$ million)	Maturity	Description

PifCo	jan/11	6,000	2016, 2021 &	Global notes in the amounts of US$ 2.500, US$ 2.500 and US$ 1.000
			2041	with coupons of 3.875%, 5.375% and 6.75%, respectively.

CHARTER	jan/11	750	2018	Loan from Standard Chartered – Libor + 1.5% p.a.

				Loan from Bank of Tokyo-Mitsubish - Libor mais 1.25% p.a. and a
PNBV	mar/11	650	2015 & 2021	loan from Banco Santander S.A., HSBC Bank PLC, HSBC Bank USA,
				N.A. and SACE S.P.A.- Libor plus 1.10% p.a. in the amounts of US$
				150 and US$ 500 respectively.
				Loan from Banco Santander S.A. , Grand Cayman Branch - Libor mais
PNBV	jun/11	2,000	2018	1.4760% p.a. and a loan from Bank of Tokyo-Mitsubishi.- Libor plus
				1.30% p.a. in the amounts of US$ 1,500 and US$ 500 respectively.
		9,400

b) In Brazil

Company	Date	Amount	Maturity	Description

CITEPE and	Apr/11 &			Financing from BNDES in the amounts of R$ 498 (CITEPE) and R$
		760	2022 & 2023
Petroquimica Suape	Jun/11			262 (Petroquímica Suape) - TJLP plus 1.36% to 4.5% p.a.

760

17.6 Other information

The loans and financing are intended mainly for the development of oil and gas production projects, the building of ships and pipelines, and the expansion of industrial units.

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Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

17.6.1 Financing with official credit agencies

a) Abroad

		Amount in US$ million
Company	Agency	Contracted	Used	Opening	Description
Petrobras	China Development Bank	10,000	7,000	3,000	Libor + 2.8% p.a.

b) In Brazil

Company	Agency	Contracted	Used	Opening	Description

Petrobras	Banco do Brasil	500	381	119	Commercial Credit Certificate (FINAME) - 4.5% p.a.

Petrobras	Caixa Econômica Federal	300		300	Bank Credit Certificate – Revolving Credit – 110% of
					average CDI
					Program for Modernization and Expansion of the Fleet
Transpetro (*)	BNDES & Banco do Brasil.	9,005	537	8,468	(PROMEF) - TJLP + 2.5% p.a. for Brazilian equipment
					and 3% p.a. for imported equipment.

(*) Agreements were entered into for purchase and sale of 41 ships and 20 convoy vessels with 6 Brazilian shipyards in the amount of R$ 10,006, where 90% is financed by BNDES and Banco do Brasil.

17.6.2 Guarantees

Petrobras is not required to provide guarantees to financial institutions abroad. Financing obtained from BNDES is secured by the assets being financed (carbon steel pipes for the Bolivia-Brazil gas pipeline and vessels).

On account of a guarantee agreement issued by the Federal Government in favor of multilateral loan agencies, motivated by financings funded by TBG, counter guarantee agreements were entered into, having as signatories the Federal Government, TBG, Petrobras, Petroquisa and Banco do Brasil S.A., where TBG undertakes to entail its revenues to the order of the Brazilian treasury until the settlement of the obligations guaranteed by the Federal Government.

Refap has an investment account as a guarantee for the debentures, the balance of which should be at least three times the value of the sum of the last matured payment of the amortization of the principal and interest.

The loans obtained by specific purpose entities (SPE) are guaranteed by the assets of the projects, as well as lien of credit rights and shares of the SPEs.

PAGE : 78 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

18 Leases

18.1 Receipts / minimum payments of financial leasing ( with transfer of benefits, risks and control )

	06.30.2011
	Consolidated		Parent company
		Minimum	Minimum
	Minimum receipts	payments	payments

2011	160	80	1,479
2012 - 2015	1,207	177	12,081
2016 onwards	3,951	107	9,068
Estimated receipts/payments from commitments	5,318	364	22,628
Less amount of annual interest	(2,538)	(69)	(6,387)
Present value of the minimum receipts/payments	2,780	295	16,241
Current	73	114	1,874
Non-current	2,707	181	14,367
At June 30, 2011	2,780	295	16,241

Current	131	176	3,149
Non-current	2,827	196	14,976
At December 31, 2010	2,958	372	18,125

18.2 Minimum payments of operating leases ( without transfer of benefits, risks and control )

	06.30.2011
	Consolidated	Parent company
2011	10,033	11,497
2012 - 2015	48,168	64,407
2016 onwards	19,416	54,446
At June 30, 2011	77,617	130,350

At December 31, 2010	80,108	137,679

In the period from January to June 2011, the Company paid an amount of R$ 5,823 in Consolidated (R$ 8,809 in the Parent company), recognized as an expense for the period.

PAGE : 79 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

19 Provisions for dismantling of areas (non-current)

	Consolidated	Parent company
Balance at December 31, 2009	4,791	4,419
Addition	2,288	2,087
Reversal	(493)	(493)
Use	(485)	(158)
Transfers	194
Updating of interest	229	217
Accumulated translation adjustment	(19)
Balance at December 31, 2010	6,505	6,072
Addition	17
Use	(150)	(142)
Transfers	(22)
Updating of interest	105	105
Accumulated translation adjustment	(31)
Balance at June 30, 2011	6,424	6,035

20 Taxes, contributions and profit-sharing 20.1 Recoverable taxes

Current assets	Consolidated		Parent company
	06.30.2011	12.31.2010	06.30.2011	12.31.2010
In Brazil:
ICMS	2,839	2,650	1,765	1,662
PASEP/COFINS	5,440	3,458	5,010	3,021
CIDE	123	75	123	66
Income tax	1,603	1,479	794	748
Social contribution	319	359	149	189
Other taxes	419	390	226	225
	10,743	8,411	8,067	5,911
Abroad:
Added value tax - VAT	73	95
Other taxes	507	429
	580	524
	11,323	8,935	8,067	5,911

PAGE : 80 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

20.2 Taxes, contributions and profit-sharing payable

Current liabilities	Consolidated		Parent company
	06.30.2011	12.31.2010	06.30.2011	12.31.2010
ICMS	1,696	1,968	1,401	1,622
PASEP/COFINS	1,334	1,125	1,126	848
CIDE	773	751	722	684
Special interest / Royalties	4,596	3,618	4,563	3,583
Income tax and social contribution withheld at source	426	685	400	640
Current income tax and social contribution	1,633	1,001	912
Other taxes	1,089	1,102	583	460
	11,547	10,250	9,707	7,837

20.3 Deferred income tax and social contribution - non-current

	Consolidated		Parent company
	06.30.2011	12.31.2010	06.30.2011	12.31.2010
Non-current
Assets
Deferred income tax and social contribution	7,103	6,471	3,312	2,951
Deferred ICMS	2,351	2,421	1,902	2,005
Deferred PASEP and COFINS	7,162	8,063	5,676	6,834
Other	297	256
	16,913	17,211	10,890	11,790
Liabilities
Deferred income tax and social contribution	30,787	26,118	25,840	21,808
Other	60	43	24
	30,847	26,161	25,864	21,808

PAGE : 81 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

20.4 Deferred income tax and social contribution

Tax on income in Brazil comprises income tax and social contribution on net income, where the applicable official rates are 25% and 9%, respectively.

The changes in deferred income tax and social contribution are presented as follows:

	Changes in net deferred taxes
	Consolidated									Parent company

	Property, equplant andipment	Accounts receivable / payable, loans and financing	Financial leases	Provision for legal proceedings	Tax losses	Inventories	Interest on shareholders' equity	Other	Total	Total
At December 31, 2009	(14,492)	(450)	(1,369)	203	542	995	358	483	(13,730)	(13,545)
Recognized in the results for the year	(5,177)	(1,480)	246	155	228	(154)	396	(8)	(5,794)	(5,148)
Recognized in shareholders' equity								(168)	(168)	(163)
Accumulated translation adjustment	52	1		51	(55)			(14)	35
Other	34	72	(17)	88	(5)			(162)	10	(1)
At December 31, 2010	(19,583)	(1,857)	(1,140)	497	710	841	754	131	(19,647)	(18,857)

Recognized in the results for the year	(2,581)	(2,032)	51	(66)	192	214	133	(35)	(4,124)	(3,667)
Recognized in shareholders' equity	(1)							78	77	74
Accumulated translation adjustment	79	1		97	(76)			34	135
Other	(13)	113	(19)	(10)	(33)			(163)	(125)	(78)
At June 30, 2011	(22,099)	(3,775)	(1,108)	518	793	1,055	887	45	(23,684)	(22,528)

						Deferred tax assets			6,471	2,951
						Deferred tax liabilities			(26,118)	(21,808)
						At December 31, 2010			(19,647)	(18,857)

						Deferred tax assets			7,103	3,312
						Deferred tax liabilities			(30,787)	(25,840)
						At June 30, 2011			(23,684)	(22,528)

PAGE : 82 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

Management considers that the deferred tax assets will be realized in proportion to the realization of the provisions and the final resolution of the future events, both of which are based on projections that have been made.

As of June 30, 2011, the Company had unrecorded tax credits in the amount of R$ 1,067 (R$ 1,804 at December 31, 2010) resulting from accumulated tax losses, originating mainly from oil and gas exploration and production activities in the United States in the amount of R$ 764 (US$ 490 million), whose statute of limitations is 20 years as from the date of their creation.

20.5 Reconciliation of income tax and social contribution on income

The reconciliation of the taxes calculated according to nominal, statutory rates and the amount of taxes recorded are presented as follows:

	Consolidated		Parent company
	Jan-Jun 2011	Jan-Jun 2010	Jan-Jun 2011	Jan-Jun 2010
Income for the period before taxes and after employee profit sharing	29,944	22,179	26,980	20,906
Income tax and social contribution at statutory rates (34%)	(10,181)	(7,541)	(9,173)	(7,108)
Adjustments for calculation of the effective rate:
• Credit resulting from inclusion of interest on shareholders' capital as
operating expenses	1,774	1,214	1,774	1,193
• Results of companies abroad with different rates	1,058	417
• Tax incentives	53	77	47	64
• Tax losses	(139)	(41)	0
• Permanent exclusions/(additions), net*	(115)	(328)	1,857	722
• Other	212	157	271	151
Income tax and social contribution expenses	(7,338)	(6,045)	(5,224)	(4,978)
Deferred income tax/social contribution	(4,124)	(1,095)	(3,667)	(1,394)
Current income tax/social contribution	(3,214)	(4,950)	(1,557)	(3,584)
	(7,338)	(6,045)	(5,224)	(4,978)
Effective rate for income tax and social contribution	24.5%	27.3%	19.4%	23.8%

(*) It includes equity pick - up.

PAGE : 83 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

21 Employee benefits

The Company sponsors defined benefit and variable contribution pension plans, in Brazil and abroad, and has a health care plan, with defined benefits, that covers all present and retired employees of the companies in Brazil and their dependents.

The changes in the benefits granted to employees are presented as follows:

	Consolidated			Parent compan
		Healthcare
	Pension plan	plan	Total	Total
Balance at December 31, 2009	4,598	10,774	15,372	14,270
(+) Costs incurred in the year	980	1,533	2,513	2,298
(-) Payment of contributions	(525)	(523)	(1,048)	(958)
(-) Payment of the financial
commitment agreement	(254)		(254)	(239)
Other	(4)	2	(2)
Balance at December 31, 2010	4,795	11,786	16,581	15,371

Current	680	623	1,303	1,209
Non-current	4,115	11,163	15,278	14,162
	4,795	11,786	16,581	15,371
(+) Costs incurred in the period	519	924	1,443	1,319
(-) Payment of contributions	(214)	(281)	(495)	(455)
(-) Payment of the financial
commitment agreement	(144)		(144)	(133)
Other	(5)		(5)
Balance at June 30, 2011	4,951	12,429	17,380	16,102

Current	659	623	1,282	1,213
Non-current	4,292	11,806	16,098	14,889
	4,951	12,429	17,380	16,102

PAGE : 84 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

The net expenditure with the pension and healthcare plans includes the following components:

	Jan-Jun 2011
	Consolidated				Parent company
	Pension plan

	Defined	Variable	Healthcare
	benefit	contribution	plan	Total	Total

Current service cost	194	154	123	471	424
Cost of interest:
· With financial commitment agreement	343			343	320
· Actuarial	2,752	42	776	3,570	3,339
Estimated income from the plan's assets	(2,767)	(18)		(2,785)	(2,616)

Amortization of unrecognized actuarial (gains) / losses	2	1	23	26	21
Contributions by members	(199)			(200)	(186)
Unrecognized past service cost	12	4	2	18	17
Other		(1)
Net cost from Jan-Jun 2011	337	182	924	1,443	1,319

Related to present employees:
Absorbed in the funding of operating activities	106	71	175	352	341
Directly to income	49	107	153	309	258
Related to retired employees	182	4	596	782	720
Net cost from Jan-Jun 2011	337	182	924	1,443	1,319
Net cost from Jan-Jun 2010	424	73	765	1,262	1,148

At June 30, 2011, the balances of the Financial Commitment Agreements, signed in 2008 by the Company and Petros, totaled R$ 4,988 (R$ 4,706 in the Parent Company), of which R$ 49 (R$ 46 in the Parent Company) in interest falls due in 2011. On the same date, the Company has long-term National Treasury Notes in the amount of R$ 4,849 (R$ 4,610 in the Parent Company), which will be held in the Company’s portfolio in guarantee of the financial commitment agreements.

In the first semester of 2011, the Company’s contribution to the defined contribution portion of the Petros 2 plan was R$ 233 (R$ 216 in the Parent Company).

22 Shareholders’ Equity 22.1 Paid in capital

At June 30, 2011, subscribed and fully paid-in capital amounting to R$ 205,380 is represented by 7,442,454,142 common shares and 5,602,042,788 preferred shares, all of which are registered, book-entry shares with no par value.

Capital increase in 2011 with reserves

The Special General Shareholders’ Meeting held jointly with the General Shareholders’ Meeting on April 28, 2011, approved the capital increase for the Company from R$ 205,357 to R$ 205,380, through capitalization of part of the tax incentive profit reserve established in 2010 amounting to R$ 23, in compliance with article 35, paragraph 1, of Ordinance 2091/07 of the Government Minister for National Integration. This capitalization was made without issuing new shares, pursuant to article 169, paragraph 1, of Law 6404/76.

PAGE : 85 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

22.2 Dividends

a) Dividends – fiscal year 2010

The Annual General Shareholders’ Meeting of April 28, 2011 approved dividends referring to 2010, in the amount of R$ 11,728, corresponding to 35.50% of the basic profit for dividend purposes and R$ 1,03 per common and preferred share without distinction, which comprise the capital.

These dividends include interest on shareholders’ equity in the total amount of R$ 10,163, distributed as follows:

Date shareholder position	Date of payment	Gross amount per share (ON and PN) (R$)
05.21.2010	05.31.2010	0.20
07.30.2010	08.31.2010	0.20
11.01.2010	11.30.2010	0.14
12.21.2010	12.30.2010	0.20
03.21.2011	03.31.2011	0.17
04.28.2011	06.27.2011	0.12
		1.03

b) Interest on shareholders’ equity – fiscal year 2011

The Company’s Board of Directors approved the early distribution of remuneration to shareholders in the form of interest on shareholders’ capital, as established in article 9 of Law 9249/95 and Decrees 2673/98 and 3381/00, on the following dates:

Payment	Date of approval by Board of Directors	Date shareholder position	Date of payment	Amount of payment	Gross amount per share (ON and PN) (R$)
1st payment of interest on
shareholders' equity	04.29.2011	05.11.2011	05.31.2011	2,609	0.20
2nd payment of interest on
shareholders' equity	07.22.2011	08.02.2011	until 10.31.2011	2,609	0.20
				5,218	0.40

This interest on shareholders’ equity should be discounted from the remuneration that is distributed on the closing of fiscal year 2011. The amount will be monetarily updated, according to the variation of the SELIC rate from the date of effective payment until the end of the aforementioned year.

The interest on shareholders’ equity is subject to the levy of income tax at the rate of 15%, except for shareholders that are declared immune or exempt.

PAGE : 86 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

22.3 Income per share

	Consolidated		Parent company
	Jan-Jun 2011	Jan-Jun 2010	Jan-Jun 2011	Jan-Jun 2010

Net income attributable to shareholders of Petrobras	21,928	16,021	21,755	15,928
Weighted average of the number of common and
preferred shares outstanding (No. Shares)	13,044,496,930	8,774,076,740	13,044,496,930	8,774,076,740
Basic and diluted net income per common and preferred
share ( R$ per share)	1,68	1,83	1,67	1,82

23 Sales revenue

	Consolidated		Parent company
	Jan-Jun 2011	Jan-Jun 2010	Jan-Jun 2011	Jan-Jun 2010

Gross sales revenue	146,276	130,208	112,462	98,775
Sales charges	(30,007)	(26,165)	(26,444)	(22,909)
Sales revenue	116,269	104,043	86,018	75,866

24 Expenses by nature

	Consolidated		Parent company
	Jan-Jun 2011	Jan-Jun 2010	Jan-Jun 2011	Jan-Jun 2010
Depreciation, depletion and amortization	(7,645)	(6,888)	(5,554)	(4,965)
Personnel expenses	(8,873)	(7,321)	(6,815)	(5,814)
Raw material / products purchased	(42,008)	(39,599)	(32,170)	(26,394)
Government interest	(13,090)	(10,242)	(12,776)	(9,999)
Contracted services, freight, rents and general charges	(12,678)	(9,371)	(4,730)	(4,498)
	(84,294)	(73,421)	(62,045)	(51,670)

Cost of goods sold	(75,822)	(65,346)	(54,667)	(45,267)
Selling expenses	(4,298)	(4,349)	(4,571)	(3,898)
Administrative and general expenses	(4,174)	(3,726)	(2,807)	(2,505)
	(84,294)	(73,421)	(62,045)	(51,670)

25 Other operating expenses, net

	Consolidated		Parent company
	Jan-Jun 2011	Jan-Jun 2010	Jan-Jun 2011	Jan-Jun 2010

Healthcare and pension plans	(782)	(788)	(720)	(739)
Unprogrammed stoppages and pre-operating expenditures	(663)	(276)	(468)	(272)
Institutional relations and cultural projects	(567)	(521)	(528)	(495)
Expenses on security, environment and health	(312)	(255)	(309)	(255)
Adjustment to market value of inventories	(259)	(321)	(88)	(4)
Losses and contingencies with judicial proceedings	(174)	(1,363)	(106)	(1,176)
Operating expenses with thermoelectric power stations	(97)	(243)	(265)	(398)
Loss on the recovery value of assets - Impairment	(4)	(194)
Government subsidies and assistance	214	298	149	298
Results from sale/write-off of assets	(239)	(10)	(157)	(10)
Expenditures / reimbursements for operations in E&P partnerships	(133)	86	(133)	86
Others	(849)	(303)	(897)	(467)
	(3,865)	(3,890)	(3,522)	(3,432)

PAGE : 87 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

26 Net financial result

	Consolidated		Parent company
	Jan-Jun 2011	Jan-Jun 2010	Jan-Jun 2011	Jan-Jun 2010

Exchange income (expenses) on cash and cash equivalents	(359)	41	(416)	(24)
Exchange income (expenses) on financing (*)	2,505	(1,251)	1,343	(309)
Exchange effects on net indebtedness	2,146	(1,210)	927	(333)

Monetary variation on financing	(55)	(191)	(56)	(255)

Cost of debt	(3,906)	(3,199)	(3,063)	(3,517)
Earnings on financial investments	1,611	663	1,329	471
Income from government bonds for trading	976		976
Net Financial Expenses	(1,319)	(2,536)	(758)	(3,046)

Financial result on net indebtedness	772	(3,937)	113	(3,634)

Capitalized financial charges	3,668	2,254	2,984	1,708
Hedge on sales and financial operations	(177)	70	58	(32)
Income from securities available for sale	320	259	312	254
Income from securities held until maturity	121	13	306	120
Other financial expenses and income, net	(44)	(77)	306	998
Other exchange and monetary variations, net	258	87	(483)	650
Net Financial Result	4,918	(1,331)	3,596	64

Financial result (**)
Income	3,622	1,682	3,287	1,811
Expenses	(1,054)	(1,700)	(79)	(1,809)
Exchange and monetary variations, net	2,350	(1,313)	388	62
	4,918	(1,331)	3,596	64

(*)It includes monetary variation on financing from the National Bank for Economic and Social Development (BNDES) in local currency parameterized to the variation of the US dollar.
(**) Pursuant to item 3.06 of the income statement.

27 Supplementary information on the statement of cash flows

	Consolidated		Parent company
Additional information on cash flows:	Jan-Jun 2011	Jan-Jun 2010	Jan-Jun 2011	Jan-Jun 2010
Amounts paid and received during the year
Interest received on loans			666	490
Income tax and social contribution	1,021	3,262	2	2,346
Third party income tax withheld at source	1,861	1,314	1,734	1,253
	2,882	4,576	2,402	4,089
Investment and financing transactions not involving cash
Acquisition of property, plant and equipment on credit	11	7
Acquisition of corporate investments			169
Contracts with transfer of benefits, risks and control of assets			446	4,699
Formation of provision for dismantling of areas	5	77

PAGE : 88 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

28 Segment reporting

Assets	E&P	Refining, Transportation & Marketing	Gas & Energy	Biofuel(*)	Distribution	International	Corporate	Elimination	Total

Current	9,623	36,776	3,978	313	7,218	5,620	67,568	(11,602)	119,494
Non-current	230,380	101,981	46,902	2,064	6,136	23,497	24,649	(519)	435,090
Long-term receivables	6,363	6,555	3,195	128	1,145	4,214	17,168	(519)	38,249
Investment	2	6,493	260	1,089	21	1,225	147		9,237
Property, plant and equipment	147,477	88,620	42,297	827	4,288	15,001	6,415		304,925
Intangible assets	76,538	313	1,150	20	682	3,057	919		82,679

06.30.2011	240,003	138,757	50,880	2,377	13,354	29,117	92,217	(12,121)	554,584

Current	6,133	28,853	4,523	283	6,580	5,750	64,558	(9,995)	106,685
Non-current	221,468	88,772	45,652	1,775	5,700	24,119	25,835	(36)	413,285
Long-term receivables	6,268	6,024	2,829	147	951	4,054	18,233	(36)	38,470
Investment		6,276	295	802	16	1,340	150		8,879
Property, plant and equipment	138,519	76,186	41,262	788	4,050	15,559	6,474		282,838
Intangible assets	76,681	286	1,266	38	683	3,166	978		83,098

12.31.2010	227,601	117,625	50,175	2,058	12,280	29,869	90,393	(10,031)	519,970

(*) As from 2011, business dealings with biofuels are presented in their own segment. Previously this information was allocated in the corporate agencies group. To facilitate comparison, we reclassified the information from the previous year.

PAGE : 89 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

Consolidated Statement of Income per Business Area - 2011

	Jan-Jun 2011
	E&P	Refining, Transportation & Marketing	Gas & Energy	Biofuel(*)	Distribution	International	Corporate	Elimination	Total

Sales revenue	59,128	94,917	7,969	337	34,896	14,011		(94,989)	116,269
Intersegments	58,873	30,639	1,139	251	644	3,443		(94,989)
Third parties	255	64,278	6,830	86	34,252	10,568			116,269
Cost of goods sold	(25,249)	(95,761)	(4,822)	(381)	(32,089)	(10,845)		93,325	(75,822)
Gross profit	33,879	(844)	3,147	(44)	2,807	3,166		(1,664)	40,447
Income (expenses)	(3,720)	(3,268)	(1,271)	(96)	(1,912)	(1,614)	(4,116)	134	(15,863)
Selling, administrative and general expenses	(402)	(2,535)	(957)	(62)	(1,865)	(816)	(1,919)	84	(8,472)
Exploration costs for extraction of oil	(1,894)					(247)			(2,141)
Research and development	(547)	(180)	(52)	(7)	(4)		(229)		(1,019)
Tax	(34)	(41)	(37)	(1)	(24)	(91)	(138)		(366)
Other	(843)	(512)	(225)	(26)	(19)	(460)	(1,830)	50	(3,865)

Income before financial results, profit-sharing and taxes	30,159	(4,112)	1,876	(140)	895	1,552	(4,116)	(1,530)	24,584
Net financial result							4,918		4,918
Equity in earnings of investments		328	31	43	(1)	39	2		442
Income before profit sharing and taxes	30,159	(3,784)	1,907	(97)	894	1,591	804	(1,530)	29,944
Income tax/social contribution	(10,254)	1,398	(638)	47	(304)	(112)	2,003	521	(7,339)
Net income	19,905	(2,386)	1,269	(50)	590	1,479	2,807	(1,009)	22,605
Result attributable to minority interests	15	11	(7)			(21)	(675)		(677)
Net income attributable to shareholders of Petrobras	19,920	(2,375)	1,262	(50)	590	1,458	2,132	(1,009)	21,928

(*) As from 2011, business dealings with biofuels are presented in their own segment. Previously this information was allocated in the corporate agencies group. To facilitate comparison, we reclassified the information from the previous period.

PAGE : 90 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

Consolidated Statement of Income per Business Area - 2010

	Jan-Jun 2010

	E&P	Refining, Transportation & Marketing	Gas & Energy	Biofuel(*)	Distribution	International	Corporate	Elimination	Total

Sales revenue	46,900	85,525	6,485	243	30,976	12,150	-	(78,236)	104,043
Intersegments	46,646	27,386	819	230	655	2,500	-	(78,236)	-
Third parties	254	58,139	5,666	13	30,321	9,650	-	-	104,043
Cost of goods sold	(21,256)	(80,247)	(4,030)	(239)	(28,257)	(9,390)	-	78,073	(65,346)
Gross profit	25,644	5,278	2,455	4	2,719	2,760	-	(163)	38,697
Income (expenses)	(3,012)	(3,164)	(1,375)	(56)	(1,763)	(1,463)	(4,069)	125	(14,777)
Selling, administrative and general expenses	(359)	(2,661)	(921)	(31)	(1,656)	(809)	(1,760)	123	(8,074)
Exploration costs for extraction of oil	(1,403)	-	-	-	-	(226)	-	-	(1,629)
Research and development	(414)	(138)	(56)	-	(4)	(1)	(193)	-	(806)
Tax	(112)	(49)	(24)	(1)	(14)	(75)	(103)	-	(378)
Other	(724)	(316)	(374)	(24)	(89)	(352)	(2,013)	2	(3,890)

Income before financial results, profit-sharing and taxes	22,632	2,114	1,080	(52)	956	1,297	(4,069)	(38)	23,920
Net financial result	-	-	-	-	-	-	(1,331)	-	(1,331)
Equity in earnings of investments	-	(343)	(12)	(6)	(1)	(12)	(36)	-	(410)
Income before profit sharing and taxes	22,632	1,771	1,068	(58)	955	1,285	(5,436)	(38)	22,179
Income tax/social contribution	(7,695)	(719)	(367)	18	(325)	(213)	3,268	(12)	(6,045)
Net income	14,937	1,052	701	(40)	630	1,072	(2,168)	(50)	16,134
Result attributable to minority interests	24	(44)	(29)	-	-	(92)	28	-	(113)
Net income attributable to shareholders of Petrobras	14,961	1,008	672	(40)	630	980	(2,140)	(50)	16,021

(*) As from 2011, business dealings with biofuels are presented in their own segment. Previously this information was allocated in the corporate agencies group. To facilitate comparison, we reclassified the information from the previous period.

PAGE : 91 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

Consolidated Statement per International Business Area

	Jan-Jun 2011

	E&P	Refining, Transportation & Marketing	Gas & Energy	Distribution	Corporate	Elimination	Total
Statement of Income

Sales revenue	3,891	7,007	988	3,993	-	(1,868)	14,011
Intersegments	3,139	1,993	162	28	-	(1,879)	3,443
Third parties	752	5,014	826	3,965	-	11	10,568

Income (loss) before financial results, profit-sharing and taxes	1,555	161	137	35	(351)	15	1,552
Net income attributable to shareholders of Petrobras	1,462	168	109	36	(332)	15	1,458

	Jan-Jun 2010

	E&P	Refining, Transportation & Marketing	Gas & Energy	Distribution	Corporate	Elimination	Total
Statement of Income

Sales revenue	3,255	6,462	1,078	3,460	-	(2,105)	12,150
Intersegments	2,641	1,786	172	32	-	(2,131)	2,500
Third parties	614	4,676	906	3,428	-	26	9,650

Income (loss) before financial results, profit-sharing and taxes	1,334	(43)	184	58	(221)	(15)	1,297
Net income attributable to shareholders of Petrobras	1,123	(35)	111	53	(257)	(15)	980

	E&P	Refining, Transportation & Marketing	Gas & Energy	Distribution	Corporate	Elimination	Total
Assets

At 06/30/2011	20,324	5,443	2,979	1,554	2,489	(3,672)	29,117

At 12/31/2010	20,715	5,433	3,213	1,645	2,801	(3,938)	29,869

PAGE : 92 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

29 Legal proceedings and contingencies 29.1 Provisions for legal proceedings

	Consolidated		Parent company
	06.30.2011	12.31.2010	06.30.2011	12.31.2010
Labor grievances	193	196	79	88
Tax processes	647	617	62	68
Civil processes (*)	288	358	167	269
Other processes	123	201	0	0
	1,251	1,372	308	425
Current		0
Non-current	1,251	1,372	308	425

(*) Net of deposits in court, when applicable.

	Contingencies
	Consolidated	Parent company
Balance at December 31, 2009	919	252
Addition	1,394	845
Use	(859)	(598)
Transfers	(88)	(83)
Updating of interest	9	9
Business combinations	13	-
Accumulated translation adjustment	(16)	-
Balance at December 31, 2010	1,372	425
Addition	95	5
Use	(81)	-
Transfers	(154)	(153)
Updating of interest	31	31
Accumulated translation adjustment	(12)	-
Balance at June 30, 2011	1,251	308

Triunfo Agro Industrial S.A and others

During the year 2000, Triunfo Agro Industrial and others filed a suit against Petrobras, claiming losses and damages as a result of the annulling of a credit assignment transaction – excise tax (IPI) premium. The hearing by the Superior Court of Rio de Janeiro, in the second instance, was unfavorable to Petrobras and approval was denied for the appeal lodged by the Company. Petrobras filed special and extraordinary appeals against this decision, which were not admitted, which generated the filing of interlocutory appeals to the Superior Court of Justice and the Federal Supreme Court, respectively, which are awaiting a hearing. Parallelly to the filing of the aforementioned appeals, on September 28, 2010 Petrobras filed a motion for annulling judgment before the full bench of the Court of Rio de Janeiro, where it obtained an injunction that prohibits any withdrawal of values on the part of the plaintiffs of the suit.

PAGE : 93 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

The amount of the claim by the plaintiffs, estimated at R$ 526, is under attachment through a blocked deposit in court.

Fishermen’s Federation of Rio de Janeiro (FEPERJ)

On behalf of its members, FEPERJ is making a number of claims for indemnification as a result of an oil spill in Guanabara Bay which occurred on January 18, 2000. At the time, Petrobras paid out extrajudicial indemnification to all those that proved they were fishermen when the accident happened. According to the records of the national fishermen’s registry, only 3,339 people were eligible to claim indemnification.

On February 2, 2007, a decision, partially accepting the expert report, was published and, on the pretext of quantifying the amount of the conviction, it established the parameters for the respective calculations, which, based on these criteria, would result in an amount of R$ 1,102. Petrobras appealed against this decision before the Superior Court of Rio de Janeiro, as the parameters stipulated in the decision are contrary to those specified by the Superior Court of Rio de Janeiro, itself. The appeal was accepted. On June 29, 2007, a decision was published by the First Civil Chamber of the Superior Court of the State of Rio de Janeiro denying approval to the appeal by Petrobras and granting approval to the appeal by FEPERJ. Special appeals were lodged by Petrobras against this decision, which in a decision handed down on November 19, 2009 by the Superior Court of Justice, were considered fit to annul the court decision of the First Civil Chamber of the Superior Court of Rio de Janeiro. Requests for resolution of a split decision lodged by FEPERJ are awaiting a hearing.

Based on the calculations prepared by the Company’s experts, the amount of R$ 55, updated to June 30, 2011, was maintained as representing the amount that the Company understands as a maximum limit to be established by the higher courts at the end of the proceedings.

Companhia Locadora de Equipamentos Petrolíferos (CLEP)

On July 16, 2009, CLEP received a notice of infraction, referring to questioning with respect to the rate for income tax withheld at source, applicable to the issuing of securities abroad. There is the possibility of applying the treaty between Brazil and Japan. On August 14, 2009, CLEP filed a refutation of this tax assessment notice in the Regional Federal Revenue Office of Rio de Janeiro. On September 3, 2009 the process was remitted to the Control and Hearing Service – DRJ. The request for an injunction, presented by CLEP, for renewal of the notification regarding the decision handed down in the administrative process and suspension of the demandability of the debt for income tax withheld at source was dismissed, which gave rise to the filing of an interlocutory appeal on November 19, 2010. On December 2, 2010, the request for advance relief was partially granted, suspending the acts for collection of the debt until the new notification of the aforementioned court decision at the administrative level is made.

The estimated maximum exposure as of June of 30, 2011 is R$ 427, which is recorded in non-current liabilities of the consolidated balance sheet.

PAGE : 94 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

29.2 Main legal proceedings with a probability of possible loss:

a) Processes included in the period

Description	Current situation
Plaintiff: State Treasury of São Paulo Nature: Tax Withdrawal of collection of ICMS and fine on imports (Temporary admission - Drilling Rig -Admission in São Paulo - Clearance in Rio de Janeiro).

The lower court considered the assessment to have grounds and this decision was maintained in the second instance. Special appeal by the company not recognized.

An annulment action of tax debt was filed, where advance relief was granted to suspend the demandability of the tax credit, without an offer of collateral.

Estimated maximum exposure: R$ 1,493.

Plaintiff: National Petroleum Agency (ANP)

Nature: Civil

Differences in payment for special participation in the Albacora, Carapeba, Cherne, Espadarte, Marimba, Marlim, Marlim Sul, Namorado, Pampo and Roncador Fields – Campos Basin.

On February 7, 2011, Petrobras received notice from ANP, which instituted an administrative process and established payment of new sums of money considered to be owed for the period between the 1st quarter of 2005 and the 1st quarter of 2010, referring to amounts that would have been underpaid by the concessionaire.

On February 22, 2011, Petrobras presented a defense for the administrative process, requesting that the notice of infraction be considered invalid, since the facts which ANP used as a basis for concluding on the irregularity of the payment of the Special Participation do not correspond to the reality.

If ANP’s administrative decision is maintained, Petrobras shall assess the possibility of a court suit to suspend and annul the collection of the differences of the Special Participation

Estimated maximum exposure: R$ 574.

b) Processes disclosed previously and updated as of June 30, 2011

Description	Current situation

Plaintiff: Federal Revenue Department of Rio de Janeiro

Nature: Tax

Tax deficiency notice related to income tax withheld at source on remittances of payments for affreightment of vessels referring to the period from 1999 to 2002.

Petrobras submitted new administrative appeals to the Higher Chamber of Tax Appeals, which denied approval. The Company considers that it applied the prevailing tax legislation correctly, which is why it will resort to judicial means to pursue its defense.

Estimated maximum exposure: R$ 4,602.

Plaintiff: SRP - Social Security Department

Nature: Tax

Tax deficiency notices related to social security charges arising from administrative proceedings brought by the INSS, which attributed joint liability to the company for the contracting of civil construction and other services.

Of the amounts the company disbursed to guarantee the filing of appeals and/or obtaining of the debt clearance certificate from the INSS, R$ 115 is recorded as deposited in court, which could be recovered in the proceedings in progress, related to 332 tax deficiency notices amounting to R$ 363 at June 30, 2011. The position of Petrobras’ legal department for these deficiency notices is minimal risk of future disbursement.

PAGE : 95 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

Description	Current situation

Plaintiff: Federal Revenue Department of Rio de Janeiro

Nature: Tax

Tax deficiency notice referring to import duty (II) and excise tax (IPI), contesting the tax classification as Other Electrogenic Groups for the importing of equipment belonging to the thermoelectric power station, Termorio S.A.

On August 15, 2006, Termorio filed a refutation of this notice of infraction in the Federal Revenue Inspectorate of Rio de Janeiro as it considers that the tax classifications that were made were supported by a technical report from a renowned institute. On October 11, 2007, the 1st Panel of Judgment dismissed the assessment. The Federal Revenue Inspectorate filed an ex-officio appeal to the Taxpayers’ Council of Porto Alegre – RS. Notices heard on June 2, 2011, when the appeal was partially approved by majority and only the fine of administrative control was reduced. Awaiting publication of the court decision.

Maximum updated exposure: R$ 555.

Plaintiff: Federal Revenue Department

Nature: Tax

CIDE – Fuels. Non-payment in the period from March 2002 to October 2003, pursuant to court orders obtained by distributors and petrol stations protecting them from levying this charge.

The lower court considered the assessment to have grounds. The Company filed a spontaneous appeal which was denied approval. As soon as it is summoned, Petrobras will examine the possibility of filing motions to stay the execution of the respective court decision, with requests for filing of a special appeal to the Superior Chamber of Tax Appeals.

Estimated maximum exposure: R$ 1,211.

Plaintiff: Federal Revenue Department Nature: Tax Income tax withheld at source (IRRF) on remittances abroad for payment of petroleum imports.

The lower court considered the assessment to have grounds. There was an appeal by the Federal Revenue Department to the Taxpayers' Council that was approved. Petrobras filed a spontaneous appeal which is awaiting a hearing.

Estimated maximum exposure: R$ 908.

Plaintiff: Federal Revenue Department of Rio de Janeiro Nature: Tax Corporate income tax (IRPJ) and social contribution (CSLL) 2003 - Fine on arrears on payment made through voluntary disclosure.	The lower court considered the assessment to have grounds. Petrobras filed a spontaneous appeal which is awaiting a hearing. Estimated maximum exposure: R$ 353.
Plaintiff: Federal Revenue Department Nature: Tax Non payment of CIDE by Petrobras on imports of naphtha sold to Braskem.

The lower court considered the assessment to have grounds. Petrobras filed a spontaneous appeal which was transformed into inspections in the Company’s establishments. Diligence attended. It is awaiting the hearing of the spontaneous appeal.

Estimated maximum exposure: R$ 2,235.

Plaintiff: State Finance Department of Rio de Janeiro Nature: Tax ICMS – Notices of infraction on LNG transfer operations without issuing a tax document in the ambit of the centralizing establishment.

Unfavorable decision for Petrobras. Spontaneous appeal filed in the Taxpayers’ Council, which denied approval of the appeal.

The Company filed a tax debt annulment action with a petition for advance relief which, through the presentation of guarantee insurance, was granted with suspension of demandability of the tax credit.

Estimated maximum exposure: R$ 2,271.

PAGE : 96 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

Description	Current situation
Plaintiff: State of São Paulo Nature: Tax Withdrawal of collection of ICMS on imports of natural gas from Bolivia.

The lower court considered the assessment to have grounds. In the second instance, approval of the ordinary appeal was denied. Petrobras filed a special appeal which was dismissed.
Awaiting inscription as an executable tax debt for filing of a claim with the federal supreme court by the State of Mato Grosso do Sul, which considered that it was adversely affected by the decision of the Sao Paulo State Finance Department.

Estimated maximum exposure: R$ 1,110.

Plaintiff: Municipal governments of Anchieta, Aracruz, Guarapari, Itapemirim, Jaguaré, Marataízes, Serra, Vila Velha and Vitória.

Nature: Tax

Not withholding and paying service tax (ISS) on offshore services.

Some municipalities located in the State of Espírito Santo have filed notices of infraction against Petrobras for the supposed failure to withhold service tax of any nature (ISSQN) on offshore services. Petrobras withheld the ISSQN; however, it paid the tax to the municipalities where the respective service providers are established, in accordance with Complementary Law 116/03.

The Company presented administrative defenses with the aim of canceling the assessments and the majority are in the process of being heard. Of the municipalities with respect to those that have already exhausted the discussion, only the municipality of Itapemirim has filed tax collection proceedings. In this judicial case, the Company has offered a guarantee and filed an appeal. In the municipality of Linhares it was considered to have grounds in the first instance. Petrobras filed a spontaneous appeal, which was denied, thus upholding the official notification. The Company is evaluating the judicialization.

Estimated maximum exposure: R$ 1,545.

Plaintiff: State Finance Departments of Rio de Janeiro and Sergipe

Nature: Tax

Incorrect use of ICMS credits from drilling bits and chemical products used in formulating drilling fluid.

Notices of tax assessment as it is understood that they comprise material for use and consumption, for which use of the credit will only be permitted as from 2011.

Petrobras presented legal defenses with the aim of cancelling the assessments and the majority are still in the process of being heard. Estimated maximum exposure: R$ 685.

PAGE : 97 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

Description	Current situation

Plaintiff: State Finance Department of São Paulo

Nature: Tax

Notice of tax assessment related to the absence of payment of ICMS and a fine for non-compliance with an accessory obligation on importing. Temporary admission of a drilling rig in São Paulo and clearance in Rio de Janeiro (ICMS Agreement 58/99).

The lower court considered the assessment to have grounds. The decision was upheld at the second instance.

Awaiting a hearing at the second administrative level of the ordinary appeal filed by the Company.

Estimated maximum exposure: R$ 1,957.

Plaintiff: Finance and Planning Department of the Federal District. Nature: Tax Payment of ICMS due to omission on exit (Inventories)

The lower court considered the assessment to have grounds. Petrobras filed a spontaneous appeal, which was considered void. It is awaiting the publication of the decision in order to assess eventual judicialization.

Estimated maximum exposure: R$ 152.

Plaintiff: State Finance Department of Bahia Nature: Tax Incorrect allocation of credit, difference in the ICMS rate for material for use and consumption.	The lower court considered the assessment to have grounds. Petrobras filed a spontaneous appeal which is awaiting a hearing. Estimated maximum exposure: R$ 239.
Plaintiff: Federal Revenue Department Nature: Tax Social contribution and corporate income tax -collection of a fine for dismissal of a voluntary disclosure.

The lower court considered the assessment to have grounds. The Federal Revenue Department withdrew the process from its outstanding positions.
The Company is awaiting a new position from the Federal Revenue Department.

Estimated maximum exposure: R$ 199.

Plaintiff: Federal Revenue Department

Nature: Tax

Underpayment of corporate income tax (IRPJ) and social contribution on net income (CSLL) on income earned abroad in the period from 2005 to 2006, through affiliated companies and subsidiaries.

The lower court considered the assessment to have grounds. The Company filed a spontaneous appeal which is awaiting a hearing. Estimated maximum exposure: R$ 1,441.

PAGE : 98 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

Description	Current situation

Plaintiff: Federal Revenue Office

Nature: Tax

Tax assessment notice for non payment of income tax and social contribution on the financial incentive to employees for the renegotiation of the Petros Plan, in 2007.

The lower court considered the assessment to have grounds. There was an ex officio appeal by the National Treasury, which was upheld. As soon as it is summoned, Petrobras will examine the possibility of filing motions to stay the execution of the respective court decision, with requests for filing of a special appeal to the Superior Chamber of Tax Appeals.

Estimated maximum exposure: R$ 339.

Plaintiff: Federal Revenue Department of Brazil

Nature: Tax

Notice of infraction for non-deductibility of IRPJ – CSLL and a fine on the re negotiation of the Petro Plan. Financial obligations assumed in the financial commitment agreement, resulting from the execution of the Reciprocal Obligations Agreement.

The lower court considered the assessment partially to have grounds. The Company filed a spontaneous appeal which is awaiting a hearing. Estimated maximum exposure: R$ 3,041.

Description	Current situation

Plaintiff: Porto Seguro Imóveis Ltda.

Nature: Civil

Porto Seguro, a minority shareholder of Petroquisa, filed a lawsuit against Petrobras, related to alleged losses arising from the sale of the shareholding interests of Petroquisa in various petrochemical companies included in the National Privatization Program. The plaintiff filed the aforesaid lawsuit to obtain an order obliging Petrobras, as the majority shareholder of Petroquisa, to compensate for the “loss” inflicted on the equity of Petroquisa, through the acts which approved the minimum sales price of its shareholding interest in the capital of the privatized companies.

On March 30, 2004 the Superior Court of Rio de Janeiro unanimously granted the new appeal lodged by Porto Seguro, ordering Petrobras to indemnify an amount equal to US$ 2,370 million, plus 5% as a premium and 20% as lawyers’ fees.

Petrobras filed a special and an extraordinary appeal before the Superior Court of Justice (STJ) and the Federal Supreme Court (STF), which were rejected. Petrobras then filed an interlocutory appeal against the decision before the Superior Court of Justice and the Federal Supreme Court.

The special appeal offered by Porto Seguro, which sought to bar the processing of the special appeal by Petrobras, was heard and dismissed in December 2009. Motions to clarify were then invoked by Porto Seguro, which were denied in a hearing in December 2010.

The publication of this decision and judgment of the aforementioned special appeal through which Petrobras seeks to totally reverse the sentence is being awaited.

Based on the opinion of its legal counsel, the Company does not expect an unfavorable outcome to these proceedings.

If the situation is not reversed, the estimated indemnity to Petroquisa, including monetary correction and interest, would be R$ 20,775 as of June 30, 2011. As Petrobras owns 100% of the capital of Petroquisa, part of the indemnity to Petroquisa, estimated at R$ 13,711, will not represent an actual disbursement from the Petrobras System. Additionally, Petrobras would have to indemnify Porto Seguro, the plaintive, R$ 1,039 as a premium and pay R$ 4,155 thousand as lawyers’ fees to Lobo & Ibeas Advogados.

PAGE : 99 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

Description	Current situation
Plaintiff: Kalium Mineração S.A. Nature: Civil An action for losses and damages and loss of earnings due to the contractual rescission.

Partially granted in the first instance. In the second instance the two parties lodged appeals which were dismissed. Petrobras is awaiting a hearing of the extraordinary appeal lodged with the Federal Supreme Court and a special appeal with the Superior Court of Justice on December 18, 2003, both of which were admitted and are awaiting a hearing. There is also a special appeal by Kalium which is awaiting a hearing. The maximum exposure for Petrobras, updated to June 30, 2011, is R$ 214.

Plaintiff: Destilaria J.B. Ltda. and Others. Nature: Civil Collection of charges on invoices related to the purchase of alcohol paid late.	There is a condemnatory decision in an amount to be calculated and still pending confirmation. Indefinite maximum exposure.
Plaintiff: IBAMA Nature: Civil Non-compliance with the Settlement and Commitment Agreement (TAC) clause related to the Campos Basin, of August 11, 2004, for continuing to drill without prior approval.

Decision in the first administrative instance against Petrobras. The Company filed a hierarchical appeal to the Ministry of the Environment which is awaiting a hearing.

Estimated maximum exposure: R$ 197.

National Petroleum Agency (ANP) Nature: Civil Fine for non-compliance with minimum exploration programs – “Rodada Zero”.

The execution of the fines is suspended through an injunction, according to records of the court action lodged by Petrobras. Through a civil suit, the Company is claiming recognition of its credit resulting from article 22, paragraph 2 of the Petroleum Law, requesting the offsetting of the eventual debt that Petrobras may have with ANP. Both the legal processes, which are being handled jointly, are in the evidentiary stage.

Estimated maximum exposure: R$ 593.

.

PAGE : 100 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

Environmental questions

The Company is subject to various environmental laws and regulations that regulate activities involving the unloading of oil, gas and other materials and that establish that the effects on the environment caused by the Company's operations must be remedied or mitigated by the Company. We present below the updated situation of the main environmental proceedings with chances of possible loss.

In 2000, an oil spill at the São Francisco do Sul Terminal of the Presidente Getúlio Vargas Refinery (Repar) discharged approximately 1.06 million gallons of crude oil into the surrounding area. At that time approximately R$ 74 was spent to clean up the affected area and to cover the fines applied by the environmental authorities. There is the following lawsuit with respect to this spill:

Description	Current situation
Plaintiff: AMAR - Association for Environmental Defense of Araucária Nature: Environmental Claim for indemnification for moral and property damages to the environment.

No decision handed down in the lower court. It is awaiting the start of the expert investigation to quantify the amount.

Estimated maximum exposure: R$ 166.

The court determined that this suit and the suit brought by the Paraná Environmental Institute (IAP) are heard together.

Plaintiff: Federal Public Attorney’s Office and Public Attorney’s Office of the State of Paraná

Nature: Environmental

Claim for indemnification for moral and financial damages and environmental restoration.

No decision handed down in the lower court. Estimated maximum exposure: R$ 6,324.

In 2001, the Araucária - Paranaguá oil pipeline ruptured as a result of an earthquake, causing a spill of approximately 15,059 gallons of fuel oil into a number of rivers in the State of Paraná. At that time, services to clean the river surfaces were performed, recovering approximately 13,738 gallons of oil. As a result of the accident the following suit was filed against the Company:

Description	Current situation
Plaintiff: Paraná Environmental Institute (IAP) Nature: Environmental Fine applied for alleged environmental damages.

Appeal by Petrobras dismissed at the 2nd administrative level. As it understands that the statute has run on the administrative fine, an annulment action was filed as a result of having received a “notice of federal debts payable”, dated October 22, 2009.

Maximum updated exposure: R$ 170.

The judge determined that this suit and the suit brought by AMAR are heard together.

PAGE : 101 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

On March 20, 2001, platform P-36 sank in the Campos Basin. As a result of the accident the following suit was filed against the Company:

Description	Current situation
Plaintiff: Federal Public Attorney's Office -Rio de Janeiro Nature: Civil Indemnification for environmental damages –P-36.

As published on May 23, 2007 the claim was considered partially to have grounds and Petrobras was ordered to pay damages in the amount of R$ 100, for the damage caused to the environment, to be restated monthly with 1% interest on arrears as from the date on which the event occurred. Petrobras filed a civil appeal against this decision which is awaiting a hearing.

Estimated maximum exposure: R$ 324.

Processes for small amounts

The Company is party to a number of legal and administrative proceedings with expectations of possible losses, whose total per legal nature is R$ 139 in civil actions, R$ 916 in labor actions, R$ 1,402 in tax actions and R$ 187 in environmental actions.

29.3 Assets contingencies

29.3.1 Recovery of PIS and COFINS

Petrobras and its subsidiaries Gaspetro, Transpetro and Refap filed a civil suit against the Federal government before the judiciary of Rio de Janeiro, referring to recovery, through offsetting, of the amounts paid as PIS on financial revenue and exchange gains in the period between February 1999 and November 2002 and COFINS between February 1999 and January 2004, in light of the ruling that paragraph 1 of article 3 of Law 9718/98 is unconstitutional.

On November 9, 2005, the Federal Supreme Court considered that the aforementioned paragraph 1 of article 3 of Law 9718/98 is unconstitutional. On January 9, 2006, in view of the final decision by the Federal Supreme Court, Petrobras filed a new suit aiming at recovering the COFINS related to the period from January 2003 to January 2004.

At June 30, 2011, the amount of R$ 2,357 for Petrobras, R$ 77 for Gaspetro, R$ 29 for Transpetro and R$ 14 for Refap, with respect to the aforementioned suits, are not reflected in the financial statements due to the absence of a definitive favorable decision.

29.3.2 Litigations abroad a) In the United States - P-19 and P-31

On July 25, 2002, Braspetro Oil Service Company (Brasoil) and Petrobras won related lawsuits filed with the US lower courts by the insurance companies United States Fidelity & Guaranty Company and American Home Assurance Company in which they were trying to obtain, since 1997, with respect to the first company (Brasoil), a legal declaration that exempted them from the obligation of paying the performance bond of the P-19 and P-31 platforms, and, with respect to the second company (Petrobras), they were seeking reimbursement of any quantities for which they might happen to be condemned in the execution proceedings of the performance bond.

PAGE : 102 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

A court decision by the Federal Court of the Southern District of New York recognized the right of Brasoil and Petrobras to receive indemnity for losses and damages in the amount of US$ 237 million, plus interest and reimbursement of legal expenses on the date of effective receipt related to the performance bond, totaling approximately US$ 370 million.

The insurance companies filed an appeal against this decision before the Court of Appeals for the Second Circuit. On May 20, 2004, the Court handed down a decision that partially confirmed the sentence with respect to the responsibility of the insurance companies for payment of the performance bonds. However, it removed the obligation of the insurance companies with respect to payment of the fine, legal fees and costs, thus reducing the amount of the indemnity to US$ 245 million. The insurance companies appealed against these decisions in the Full Court, which was not accepted, and the judgment above remains definitive.

In April 2005 the parties (the insurance companies and Brasoil) initiated negotiation procedures aimed at the effective settlement of Brasoil’s credit, seeking the signing of a heads of agreement, the operationalization of which, however, resulted in new doubts and questions to be remedied in court. On July 21, 2006, the US court handed down an executive decision, defining the points of difference, such as interest due, however, conditioning the payment of the amounts owed to Brasoil to the permanent closing of legal proceedings involving identical claims in progress before the Brazilian courts, which the parties proceeded to do.

b) In London - P-36

Through a decision handed down on February 2, 2004, Petromec Inc (Petromec) and Marítima Petróleo e Engenharia Ltda. (Marítima) were sentenced to reimburse Brasoil the amount of US$ 58 million, plus interest, for the loan made by Brasoil to Petromec through a Deed of Payment and Indemnity, dated May 21, 1999 and guaranteed by Marítima in accordance with the Keepwell Agreement dated May 21, 1999. The payment of these amounts is halted until pending questions are decided.

In the current stage of the litigation, Petromec is upholding its request for additional costs for the upgrade based on the Supervision Agreement, dated June 20, 1997.

A preliminary hearing related to the method through which the eventual right of Petromec occurred took place on June 26 and 27, 2007. On June 6, 2007, the Court handed down a decision, upholding the methodology defended by Petrobras and Brasoil. Petromec appealed against this decision and the Appeals Court considered this appeal on November 27, 2007. On December 21, 2007 the Court of Appeals substantially rejected Petromec’s appeal.

Petromec filed its Particulars of Claim on September 29, 2008, where it claimed the amount of US$ 154 million, plus interest. Brasoil and Petrobras presented their defense on January 29, 2010. There was a hearing with respect to certain preliminary questions that took place between May 9 and May 24, 2011. It is awaiting a ruling.

The final outcome of the suit remains uncertain.

PAGE : 103 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

P-38 and P-40

After the hearing of the litigation related to P-38 and P-40, which took place in London during April and May 2007, the English Court handed down a decision on June 12, 2007 in favor of Brasoil in the following terms:

1) With respect to the litigation for P-38, a sentence for payment of the amount of US$ 83 million with respect to the principal, plus interest in the amount of US$ 31 million, and costs to be calculated; and

2) With respect to the litigation for P-40, a sentence for payment of the amount of US$ 171 million with respect to the principal, plus interest in the amount of US$ 66 million, and costs to be calculated.

The total amount awarded, excluding costs, in favor of Brasoil, is approximately 98.5% (in the case of P-38) and 96.4% (in the case of P-40) of the full amount of the sums claimed by Brasoil in the hearing.

In addition to the granting of the costs in favor of Brasoil, established in the decision of June 12, 2007, as mentioned above, a new decision was petitioned with respect to these costs. This decision was granted in the amount of US$ 6.3 million.

c) Other litigation for indemnification

In the construction/conversion of ships into vessels for Floating Production, Storage and Offloading (FPSO) and Floating, Storage and Offloading (FSO), Brasoil transferred financial resources in the amount of US$ 646 million, equivalent to R$ 1,009 at June 30, 2011 directly to its suppliers and subcontractors, with the aim of avoiding delays in the construction/conversion of vessels and, consequently, losses to Brasoil.

Based on the opinions of Brasoil’s legal advisers, these expenditures are liable for reimbursement by the builders, which is the reason why litigations for financial indemnification were filed in international courts. However, conservatively, the portion of this balance not covered by real guarantees, in the amount of US$ 574 million, equivalent to R$ 896 at June 30, 2011 is recorded as an allowance for doubtful accounts.

30 Guarantees for concession agreements for petroleum exploration

Petrobras gave guarantees to the National Petroleum Agency (ANP) in the total amount of R$ 5,621 for the Minimum Exploration Programs established in the concession agreements for exploration areas, with R$ 5,003, net of commitments already undertaken, remaining in force. Of this amount, R$ 3,354 corresponds to a lien on the oil from previously identified fields already in production, and R$ 1,649 refers to bank guarantees.

PAGE : 104 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

31 Derivative financial instruments, hedge and risk management activities

The Company is exposed to a series of market risks resulting from its operations. These risks mainly involve the fact that eventual variations in the prices of oil and oil products, in exchange rates or in interest rates may negatively affect the value of the Company’s financial assets and liabilities or future cash flows and profits.

31.1 Risk management objectives and strategies

The risk management policy of the Petrobras System aims at contributing towards an appropriate balance between its objectives for growth and return and its risk exposure level, whether inherent to the exercise of its activities or arising from the context within which it operates, so that, through effective allocation of its physical, financial and human resources, the company may attain its strategic goals.

Petrobras’ risk management is conducted by its officers, following a corporate risk management policy. In March 2010 the Executive Committee established the Financial Integration Committee, which is composed of all the executive managers of the financial department, and the executive managers of the business departments are called upon for discussions of specific themes. One of the responsibilities of the Financial Integration Committee is to assess exposures to risks and to establish guidelines for measuring, monitoring and managing the risk related to the activities of Petrobras and it is the Executive Committee’s responsibility to decide on the topics.

The Company adopts a philosophy of integrated risk management, according to which the focus of the management is not on individual risks – the operations or the business units – but on the broader, consolidated perspective of the corporation, making use of possible natural hedges. For the management of market/financial risks, structural actions, created as a result of appropriate management of the company’s capital and indebtedness, are adopted as a preference in detriment to the use of derivative financial instruments.

31.2 Risk of change in the prices of oil and oil products

a) Risk management of prices of oil and oil products

Petrobras maintains, as a preference, exposure to the price cycle, not using derivatives for hedging systematic operations (purchase or sale of commodities with the aim of attending the operating requirements of the Petrobras System).

Nevertheless, the decisions referring to this issue are reviewed periodically and recommended to the Financial Integration Committee. If hedge is indicated, in scenarios with a significant probability of adverse events, the hedge strategy should be carried out with the aim of protecting the Company’s solvency and liquidity, considering an integrated analysis of all the Company’s risk exposures and assuring the execution of the corporate investment plan.

PAGE : 105 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

b) Main transactions and future commitments hedged by derivative operations

The main operations are earmarked for hedging the expected results of the transactions carried out abroad.

Accordingly, the operations with derivative financial instruments are usually short-term operations and accompany the terms of the commercial transactions. The instruments used are futures, forward, swap and options contracts. The operations are carried out on the New York Mercantile Exchange (NYMEX) and the Intercontinental Exchange (ICE), as well as on the international over-the-counter market.

The main counterparties of operations for derivatives for oil and oil products are the New York Stock Exchange (NYMEX), Intercontinental Exchange, Morgan Stanley, BNP Paribas, BP North America Chicago, Shell (Stasco) and Vitol Inc.

c) Parameters used for risk management

The main parameters used in risk management for changes in the prices of Petrobras’ oil and oil products are the operating cash flow at risk (CFAR), Value at Risk (VAR) and Stop Loss.

At June 30, 2011, the portfolio for commercial operations carried out abroad, as well as the hedges for their protection through derivatives for oil and oil products, presented a maximum estimated loss per day (VAR – Value at Risk), calculated at a reliability level of 95%, of approximately US$ 5 million.

d) Notional and fair value of the derivative instruments

Derivatives for oil and oil products

	Consolidated
	Notional value in thousands of bbl*		Fair value recorded **		Maturity
	06.30.2011	12.31.2010	06.30.2011	12.31.2010

Futures contracts	(10,605)	(8,570)	6	(42)	2011/ 2012
Purchase commitments	42,144	19,921
Sale commitments	(52,749)	(28,491)

Options contracts	400	(1,679)		(3)	2011
Buy	(1,085)	1,446	16	1
Bidding position	4,065	1,646
Short sale	(5,150)	(200)

Sale	1,485	(3,125)	(16)	(4)
Bidding position	9,649	2,070
Short sale	(8,164)	(5,195)

Forward contracts	931	354	11	(1)	2011/ 2012
Long position	1,477	979
Short position	(546)	(625)

Total recorded in other current assets and liabilities			17	(46)

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ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

	Parent company
	Notional value in thousands of bbl*		Fair value recorded **		Maturity
	06.30.2011	12.31.2010	06.30.2011 12.31.2010

Futures contracts	1,030	84	4	-	2011/ 2012
Purchase commitments	8,248	1,464
Sale commitments	(7,218)	(1,380)

Options contracts	984		-	-	2011

Buy	(516)	-	-	-
Bidding position	1,484	200
Short sale	(2,000)	(200)

Sale	1,500	-	-	-
Bidding position	3,200	1,940
Short sale	(1,700)	(1,940)

Forward contracts	(30)	-	-	-	2011/ 2012
Long position	-	-
Short position	(30)	-

Total recorded in other current assets and liabilities			4	-

* A negative notional value represents a short position

** Negative fair values were recorded in liabilities and positive fair values in assets. The positions indicated by a hyphen represent amounts lower than R$ 500 thousand.

e) Gains and losses in the period

	Consolidated		Parent company
Derivatives for oil and oil products	Jan-Jun 2011	Jan-Jun 2010	Jan-Jun 2011	Jan-Jun 2010
Gain (loss) recorded in results	(198)	66	58	(32)

f) Value and type of margins given in guarantee

The guarantees given as collateral generally consist of deposits.

Consolidated		Parent company
06.30.2011	12.31.2010	06.30.2011	12.31.2010
387	367	162	170

g) Sensitivity analysis of derivatives of oil and oil products

The probable scenario is the fair value at June 30, 2011, the possible and remote scenarios consider a deterioration in the prices in the risk variable of 25% and 50%, respectively, with respect to the same date.

			Consolidated
Market derivatives for oil and oil products	Risk	Probable scenario at 06/30/2011	Possible Scenario (Δ of 25%)	Remote Scenario (Δ of 50%)
Brent	High of Brent Oil	36	(224)	(449)
Gasoline	High of Gasoline	14	(44)	(87)
Fuel oil	High of Fuel Oil	(9)	(609)	(1,217)
Propane	Low of Propane	-	(49)	(98)
WTI	Low of WTI	(13)	(75)	(160)
Diesel	High of Diesel	(14)	(195)	(390)
Ethanol	High of Ethanol	-	(17)	(33)
Jet	High of Jet	-	(50)	(101)
Natural gas	Low of natural gas	-	(1)	(1)

The positions indicated by a hyphen represent amounts lower than R$ 500 thousand.

PAGE : 107 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

h) Embedded derivatives

The procedures for identifying derivative instruments in contracts aim at timely recognition, control and adequate accounting handling to be employed, and are applicable to the units of Petrobras and its subsidiaries.

The contracts with possible clauses for derivative financial instruments or securities to be realized are reported, so that there is orientation with respect to the eventual performance of effectivity tests, the establishment of the accounting policy to be adopted and the methodology for calculation of the fair value.

The embedded derivatives identified in the quarter were:

Sale of ethanol

An agreement for a sale of hydrous ethanol entered into between Petrobras International Finance (PifCo), controlled by Petróleo Brasileiro S.A (Petrobras), and Toyota Tsusho Corporation.

The agreement consists of sale of hydrous ethanol through a price formula defined at the time of signing the agreement. The definition of price for each shipment of hydrous ethanol delivered in this agreement involves two quotations of distinct references: ethanol and naphtha.

The agreement establishes the beginning of delivery of shipments of alcohol in 2012 for a period of 10 years. However, as there is a contractual clause that permits renegotiation of prices and termination by any one of the parties after five years, if a new agreement is not reached, we consider the term of only five years as a firm contractual commitment for purposes of calculating the value of the embedded derivative financial instrument.

The basic defined contractual quantity is 143,000 m³ per year.

The price formula in question uses as one of its references the quotation of a commodity that does not maintain a strict cost or market value relationship with the product transacted in the contract, according to the criteria of technical announcement CPC 38 – Financial Instruments: Recognition and Valuation. Accordingly, pursuant to the orientations for this standard, the portion referring to the embedded derivative should be separated from the original contract and recorded in the financial statements following the same rules applicable to the other derivative financial instruments.

The table below presents the fair value of the embedded derivative for June 30, 2011:

	Notional value	Fair value	Maturity
	in thousands of m³
Forward contracts
Long position	715	48	2016

PAGE : 108 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

Embedded derivatives	Risk	Probable scenario at 06/30/2011	Possible Scenario (Δ of 25%)	Remote Scenario (Δof 50%)
Swap Nafta x Ethanol	Write-off of spread Nafta x Ethanol	48	40	31

The derivative was valued at fair value through profit and loss and classified at level 3 in the hierarchy for valuation of the fair value.

The Company determined the fair value of this agreement based on practices used on the market, where the difference between the spreads for naphtha and ethanol is calculated. The selling price of the ethanol in the agreement refers to the Brazilian market (ESALQ). The values of the parameters used in the calculation were obtained from market price quotations for ethanol and naphtha on the CBOT (Chicago Board of Trade) future market on the last working day of the period of the financial statements.

The gains obtained are presented in the income statement as financial income.

31.3Exchange risk

Exchange risk is one of the financial risks that the company is exposed to and it originates from changes in the levels or volatility of the exchange rates that are a reference for asset and liability positions. Fluctuations in exchange rates may have a negative affect on Petrobras’ financial situation and operating results, since the majority of the Company’s revenues are mainly in reais while the major part of its liabilities are in foreign currency.

a) Exchange risk management

With respect to exchange risk management, Petrobras seeks to identify and address the risks in an integrated manner, aiming at assuring efficient allocation of the resources earmarked for the hedge.

Taking advantage of operating in an integrated manner in the energy segment, the company seeks, primarily, to identify or create natural hedges, i.e. to benefit from the correlation between its income and expenses. In the specific case of exchange variation inherent to contracts where the cost and remuneration involve different currencies, this hedge is provided through allocating the cash investments between the Real and the US dollar or another currency.

The risk management is performed for the net exposure. Periodic analyses of the exchange risk are prepared, assisting the decisions of the executive committee. The exchange risk management strategy may involve the use of derivative financial instruments to minimize the exchange exposure of certain liabilities of the Company.

PAGE : 109 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

b) Main transactions and future commitments hedged by derivative operations

Petrobras International Finance Company (PIFCo)

In September 2006, the Company, through its subsidiary PifCo, contracted hedge known as a cross currency swap for coverage of the bonds issued in Yens in order to fix the company’s costs in this operation in US dollars. In a cross currency swap there is an exchange of interest rates in different currencies. The exchange rate of the Yen for the US dollar is fixed at the beginning of the transaction and remains fixed during its existence. The Company does not intend to settle these contracts before the end of the term. For this relationship between the derivative and the loan, the Company adopted hedge accounting.

The Company decided to qualify its cash flow cross currency swap hedging. Upon the contracting of hedge and during its term, it is expected that the cash flow hedge will be highly effective in offsetting the cash flows attributable to the hedge risk during the term of the operation. The changes in the fair value, in the measure of the effectiveness of the hedge, tested quarterly, are stated in other comprehensive retained earnings, until the result of the hedged item is realized.

Petrobras Distribuidora

Petrobras Distribuidora is in a short position in exchange futures rates through NDFs on the Brazilian over-the-counter market. For the aviation segment, which represents 100 % of the operations contracted for the period, the term of exposure is 3 months on average and the hedge is contracted concomitantly with the definition of the cost of the exported aviation kerosene, thus fixing and assuring the trading margin. In the accumulated total for the year operations were contracted in the amount of US$ 292 million.

The volume of hedge contracted for international billing between January and June 2011 represented 55.84% of all the volume exported by Petrobras Distribuidora in the period. The settlements of all the operations that matured between January 1 and June 30, 2011 generated a positive result for the Company of R$ 16. None of the operations in question required margin deposits in guarantee.

Usina Termelétrica Norte Fluminense (UTE Norte Fluminense)

The Company, aiming at assuring that significant fluctuations in the quotation of the US dollar do not affect its results and cash flows, contracted a currency swap with a face value of US$ 22 million, representing 50% of its total indebtedness in foreign currency. It is important to point out that UTE Norte Fluminense is managed jointly, consolidated by Petrobras in proportion to its capital interest (10%).

PAGE : 110 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

c) Notional and fair value of derivative instruments

The table below summarizes the information on the derivative contracts in force:

	Consolidated
	Notional value		Fair value **		Maturity
	06.30.2011	12.31.2010	06.30.2011	12.31.2010
Dollar forward contracts
Long position	USD 22	USD 53	(1)	(2)	2011
	USD 22	USD 53	(1)	(2)

Short position	USD 112	USD 61	6	4	2011
	USD112	USD 61	6	4
Cross Currency Swap			190	192	2016
Asset position
Average rate of receipt (JPY) = 2.15% p.a.	JPY 35.000	JPY 35.000	733	783
Liability position
Average rate of payment (USD) = 5.69% p.a.	USD 298	USD 298	(543)	(591)
			195	194

** Negative values were recorded in liabilities and positive values in assets.
Main counterparties of the operations: Citibank, HSBC and Bradesco.

d) Gains and losses in the period

	Consolidated		Parent company
Foreign currency derivatives	Jan-Jun 2011	Jan-Jun 2010	Jan-Jun 2011	Jan-Jun 2010
Gain (loss) recorded in results	19	4
Gain (loss) recorded in shareholders' equity	(9)	(18)

e) Value and type of margins given in guarantee

The existing foreign currency derivative operations do not require a guarantee margin deposit.

PAGE : 111 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

f) Sensitivity analysis of foreign currency: derivatives, loans and financial investments

The probable scenario is the fair value at June 30, 2011. The possible and remote scenarios consider a deterioration in the prices in the risk variable of 25% and 50%, respectively, with respect to the same date.

		Consolidated

Foreign Currency Derivatives	Risk	Probable scenario	Possible Scenario	Remote Scenario
		at 06/30/2011	(Δ of 25%)	(Δ of 50%)
Dollar forward contracts	Appreciation of Dollar against Real	(1)	(2)	(3)
Dollar forward contracts	Appreciation of Dollar against Real	6	(38)	(82)
Cross Currency Swap	Depreciation of Yen against Dollar	190	43	(54)

			Consolidated

Foreign currency debt *	Risk	Probable scenario at	Possible Scenario	Remote Scenario
		06/30/2011	(Δ of 25%)	(Δ of 50%)
Real [1]	Appreciation of Dollar against Real	22,345	5,586	11,173
Dollar	Appreciation of Dollar against Real	56,856	14,214	28,428
Euro	Appreciation of Euro against Real	221	55	110
Yen	Appreciation of Yen against Real	2,457	615	1,228
		81,879	20,470	40,939

1 – Financing in local currency parameterized to the variation of the dollar.

		Consolidated
		Probable scenario at	Possible Scenario	Remote Scenario
Financial investment*	Risk	06/30/2011	(Δ of 25%)	(Δ of 50%)
in foreign currency:	Appreciation of Real against Dollar	11,971	(2,993)	(5,985)

(*) The isolated sensitivity analysis of the financial instruments does not represent the Company’s net exposure to exchange risk. Considering the balance between liabilities, assets, revenues and future commitments in foreign currency, the economic impact of possible exchange variations is not considered material.

31.4Interest rate risk

The interest rate risk that the Company is exposed to is due to its long-term debt and, to a lesser degree, its short-term debt. If the market interest rates (particularly LIBOR) rise, the Company’s financial expenses will increase, which may cause a negative impact on the operating results and financial position. The foreign currency debt at floating rates is subject, mainly, to the fluctuation of the Libor and the debt at floating rates expressed in reais is subject, mainly, to the fluctuation in the long-term interest rate (TJLP), published by the Central Bank of Brazil.

Interest rate risk management

Petrobras considers that the exposure to interest rate fluctuations will not have a material impact, and so, preferably, the Company does not use derivative financial instruments to manage this type of risk; except for specific situations presented by companies of the Petrobras system.

PAGE : 112 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

a) Main transactions and future commitments protected by operations with derivatives

Petrobras & Mitsui Drilling International B.V. (P&M)

Petrobras & Mitsui (P&M), a specific purpose entity controlled by Petrobras, contracted an interest rate swap at a face value of US$ 487 million. The operation was used to transform a financing obligation indexed to a floating rate into a fixed rate, with the aim of eliminating the mismatch between P&M’s asset and liability cash flows. The company does not intend to settle the operation before its maturity. P&M adopted hedge accounting for the relationship between the financing and the derivative.

The table below presents the notional and fair values of the operation for June 30, 2011:

	Notional value	Fair value	Maturity
Forward contracts
Long position	384	(5)	2020

31.5 Credit risk

Petrobras is exposed to the credit risk of clients and financial institutions, resulting from its commercial operations and its cash management. These risks consist of the possibility of non-receipt of sales made and amounts invested, deposited or guaranteed by financial institutions.

Credit risk management objectives and strategies

Credit risk management in Petrobras is part of financial risk management, which is performed by the Company’s officers. The Credit Commissions, due to a decision by the Executive Board, are each composed of three members and chaired by the Executive Manager for Financial Planning and Risk Management and the other members are the Executive Manager for Finances and the Executive Manager for the commercial department in contact with the client or with the financial institution.

The purpose of the Credit Commissions is to analyze questions connected with credit management, not only with respect to granting credit but also with respect to its management; to encourage integration between the units that compose them; and to identify recommendations to be applied in the units involved or to be submitted to the appreciation of higher jurisdictions.

The credit risk management policy is part of the global risk management policy of the Petrobras System and aims at reconciling the need for minimizing exposure to credit risk and maximizing the result of sales and financial operations, through an efficient credit analysis, concession and management process.

PAGE : 113 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

Parameters used for credit risk management

In its management of credit risks, Petrobras uses quantitative and qualitative parameters that are appropriate for each of the market segments in which it operates.

The Company’s commercial credit portfolio, which surpasses US$ 43 billion, is very diversified and the credits granted are divided between clients on the Brazilian domestic market and foreign markets. Amongst the main clients there are large companies from the oil market, considered major companies.

Financial institutions are beneficiaries of approximately US$ 45 billion, distributed between the main international banks, considered by international risk classifiers as Investment Grade, and the most important Brazilian banks.

Guarantees used in credit risk management

Only guarantees issued by financial institutions that have available credit, in accordance with the parameters adopted by the Company, are accepted.

Credit sales to clients considered as high risk are only made through receipt of guarantees. Accordingly, the Company accepts credit cards issued abroad, bank guarantees issued in Brazil, mortgages and collateral. For clients considered as medium risk, guarantees and endorsements of the partners of the companies, both individuals and legal entities, are also accepted.

The table below presents the maximum exposure to credit risk for:

06.30.2011
Guarantees	3,701
Financial investments	11,109

31.6 Liquidity risk

Petrobras uses its funds mainly for capital expenses, payment of dividends and debt refinancing. Historically, the conditions are met with funds generated internally, short and long-term debts, project financing, sales transactions and leasing. These sources of funds, allied to the Company’s strong financial position, will continue to permit compliance with the established capital requirements.

Liquidity risk management

The liquidity risk management policy adopted by the Company establishes the continuity of rescheduling the term of maturity of our debts, exploiting the financing capacity of the domestic market and developing a strong presence on the international capital market, through broadening the investor base in fixed income.

PAGE : 114 of 120

ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

Petrobras finances the working capital, assuming short-term debts normally related to our commercial flow, such as export credit notes and advances on exchange contracts. Investments in noncurrent assets are financed through long term debts such as issuing bonuses on the international market, credit agencies, export financing and prepayment, development banks in Brazil and abroad, and lines of credit with Brazilian and international commercial banks.

Nominal flow of principal and interest on financing

Maturity	Consolidated	Parent company
2011	16,068	3,193
2012	15,906	4,924
2013	12,335	4,326
2014	13,919	4,417
2015	15,029	4,736
2016	30,176	14,553
2017 onwards	87,382	20,951
Balance at June 30, 2011	190,815	57,100
Balance at December 31, 2010	175,129	59,076

Government regulation

In addition, during the approval process of the annual budget, the Ministry of Planning, Budgeting and Management controls the total amount of debts that Petrobras and its subsidiaries may incur. The Company and its subsidiaries must also obtain the approval of the National Treasury before assuming medium and long term debts. Loans that exceed the budgeted amounts for each year must be approved by the Federal Senate.

31.7 Financial investments (operations with derivatives)

Operations with derivatives, both on the domestic market and the foreign market, are earmarked exclusively for the exchange of indexes of the assets that comprise the portfolios, and their purpose is to provide the managers with greater flexibility in their quest for efficiency in the management of available funds.

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ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

The following table presents the market values of the operations with derivatives held in the exclusive investment funds as of June 30, 2011.

Contract	Quantity	Notional value	Fair value	Maturity

Future DI	(86,243)	(7,913)	2
Long position	92,886	8,474	(4)	2011/ 2012/ 2013
Short position	(179,129)	(16,387)	6	2011/ 2012/ 2013/ 2015
Future dollar	2,938	231	(1)	2011
Long position	3,359	264	(2)
Short position	(421)	(33)	1
Futures (Treasury Notes)	20	15		2011
Long position	76	24	2
Short position	(56)	(9)	(2)

32 Fair value of financial assets and liabilities

Fair values are determined based on market price quotations, when available, or, in the absence thereof, on the present value of expected cash flows. The fair values of cash and cash equivalents, trade accounts receivable, short term debt and accounts payable to suppliers are the same as their carrying values. The fair values of other long-term assets and liabilities do not differ significantly from their carrying values.

The estimated fair values for long-term loans of the Parent Company and Consolidated at June 30, 2011 were, respectively, R$ 35,794 and R$ 113,593, calculated at the prevailing market rates, considering natures, terms and risks similar to the registered contracts, and may be compared to the carrying values of R$ 36,035 and R$ 111,380.

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ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

The hierarchy of the fair values of the Company’s financial assets and liabilities, recorded at fair value on a recurring basis, is presented as follows:

	Fair value measured based on
		Valuation technique	Valuation technique
	Prices quoted on	supported by	without use of
	active market	observable prices	observable prices	Fair value
	(Level I)	(Level II)	(Level III)	recorded

Assets
Marketable securities	29,890			29,890
Foreign Currency Derivatives		196		196
Commodity derivatives	88	14	48	150
Interest derivatives				-
Balance at June 30, 2011	29,978	210	48	30,236
Balance at December 31, 2010	30,984	198	53	31,235

Liabilities
Foreign Currency Derivatives		(1)		(1)
Commodity derivatives	(87)	(3)		(90)
Balance at June 30, 2011	(87)	(4)	-	(91)
Balance at December 31, 2010	(65)	(5)		(70)

33 Subsequent Events

BSBIOS Indústria e Comércio de Biodiesel Sul Brasil S.A.

On July 1, 2011, Petrobras Biocombustível S.A. acquired 50% of the capital of the company BSBIOS Indústria e Comércio de Biodiesel Sul Brasil S.A. for the amount of R$ 200, which are subject to adjustments due to conducting a due diligence process.

Acquisition of Gás Brasiliano Distribuidora S.A.

On July 29, 2011, Petrobras Gás S.A. (Gaspetro) acquired 100% of the shares of Gas Brasiliano Distribuidora S.A. (GBD) for R$ 482 (equivalent to US$ 271 million). The transaction was authorized by the São Paulo regulatory agency in April 2011 and the addendum to GBD's concession agreement was signed in July 2011, complying with the conditions established in the agreement entered into with Ente Nazionale Idrocarburi S.p.A. (ENI) in 2010.

GBD holds the concession for the natural gas distribution service in the north west of the State of São Paulo. The concession agreement began in December 1999 with a duration of 30 years and may be renewed for another 20 years.

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ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

Raising of financing with BNDES

In July 2011, the Company signed long-term financing agreements with BNDES for financing the Mexilhao platform and implementing projects in Refap in the amount of R$ 2,123, as follows:

		Contract
Company	Date	Value	Maturity	Description
Petrobras	07/12/2011	1,023	2023	TJLP plus 2.76% p.a.
Refap	07/21/2011	1,109	2022	TJLP plus 3.26% p.a.
		2,132

Petrobras withdrew R$ 870 of which R$ 604 was used to settle the bridge-loan entered into with BNDES in 2008. The first withdrawal of the credit contracted by Refap is forecast to occur later this year.

CVM Resolution 666/11 – Investments in joint ventures (CPC 19)

On August 4, 2011, the Brazilian Securities Commission (CVM) approved the revision of CPC 19 -Investments in joint ventures, through Resolution 666/11, permitting the use of the equity accounting method in the recognition of interests in jointly control entities, which is also permitted by international accounting standards (IAS 31).

The adoption of this resolution in the financial statements for the year ending December 31, 2011 are currently under Review by the Company's Management

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ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Notes to the interim accounting information
(Consolidated and Parent Company)
(In millions of reais, except when otherwise indicated)

34 Correlation between the notes disclosed in the complete annual financial statements as of December 31, 2010 and the interim accounting information as of June 30, 2011

Number of explanatory notes
	Quarter of
Annual of 2010	2Q-2011	Names of explanatory notes
1	1	The Company and its operations
2	2	Basis of presentation of interim financial information
4	3	Consolidation basis
5	4	Accounting policies
6	5	Cash and cash equivalents
7	6	Marketable securities
8	7	Accounts receivable
9	8	Inventories
10	9	Petroleum and alcohol accounts - STN
11	10	Related parties
12	11	Deposits in court
13	12	Acquisitions and sales of assets
14	13	Investments
15	14	Property, plant and equipment
16	15	Intangible assets
17	16	Exploration activities and valuation of oil and gas reserves
18	17	Financing
19	18	Leases
20	19	Provisions for dismantling of areas (non-current)
21	20	Taxes, contributions and profit-sharing
22	21	Employee benefits
24	22	Shareholders' equity
25	23	Sales revenue
26	24	Expenses by nature
27	25	Other operating expenses, net
28	26	Net financial result
*	27	Supplementary information on the statement of cash flows
*	28	Segment reporting
29	29	Legal proceedings and contingencies
31	30	Guarantees for concession agreements for petroleum exploration
32	31	Derivative financial instruments, hedge and risk management activities
33	32	Fair value of financial assets and liabilities
36	33	Subsequent Events

(*) Information included in the finincial statements for 2010.

The notes to the financial statements in the annual report for 2010 which were deleted in the Interim Financial Statements for 2Q-2011, due to the fact that they do not present material changes and/or are not applicable to the interim information are the following:

Number of
explanatory note	Names of explanatory notes
3	Adoption of international standards
23	Employees' and officers' profit-sharing
30	Commitments assumed by the energy segment
34	Insurance
35	Security, environment, energy efficiency and health

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ITR - Quarterly Information – 06/30/2011 - PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Report’s and Statements / Special Review Report - Unqualified Review Opinion

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities Commission (CVM), prepared in accordance with the accounting practices adopted in Brazil, rules of the CVM and the International Financial Reporting Standards - IFRS)

To
The Board of Directors and Shareholders of
Petróleo Brasileiro S.A. - Petrobras
Rio de Janeiro - RJ

Introduction

1.We have reviewed the individual and consolidated interim accounting information of Petróleo Brasileiro S.A. - Petrobras (“Company”), contained in the quarterly information form for the quarter ended June 30, 2011, which comprises the balance sheet as of June 30, 2011 and the respective statements of income and comprehensive income for the three and six-month periods ended at that date, changes in shareholders’ equity and cash flows for the six-month period ended at that date, as well as a summary of significant accounting policies and other notes to the financial statements.

2.Management is responsible for the preparation of the interim accounting information in accordance with Technical Pronouncement CPC 21 – Interim Statement and the consolidated interim accounting information in accordance with CPC 21 and IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of Quarterly Information. Our responsibility is to express our conclusion on this interim accounting information based on our review.

Scope of the review

3.We conducted our review in accordance with Brazilian and international interim information review standards (NBC TR 2410 -Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries primarily of the persons responsible for financial and accounting matters and applying analytical and other review procedures. The scope of a review is significantly less than that of an audit conducted in accordance with auditing standards and, accordingly, we were unable to obtain reasonable assurance that we were aware of all the material issues that would have been identified in an audit. Therefore, we do not express an audit opinion.

Conclusion on the individual interim accounting information

4.Based on our review, we are not aware of any fact that might lead us to believe that the individual interim accounting information included in the aforementioned quarterly information was not prepared, in all material respects, in accordance with CPC 21, applicable to the preparation of the interim information, and presented in accordance with the standards issued by the Brazilian Securities Commission applicable to the Quarterly Information.

Conclusion on the consolidated interim accounting information

5.Based on our review, we are not aware of any fact that might lead us to believe that the consolidated interim accounting information included in the aforementioned quarterly information was not prepared, in all material respects, in accordance with CPC 21 and IAS 34, applicable to the preparation of the interim information, and presented in accordance with the standards issued by the Brazilian Securities Commission applicable to the Quarterly Information.

Other issues

Interim statements of added value

6.We also reviewed the individual and consolidated interim statements of added value for the six-month period ended June 30, 2011, elaborated under the responsibility of the Company’s management, the presentation of which is required in the interim information in accordance with the standards issued by the Brazilian Securities Commission applicable to the preparation of Quarterly Information, and which are considered as supplementary information by IFRS, which do not require the presentation of the statements of added value. These statements were submitted to the same review procedures described previously and, based on our review, we are not aware of any fact that might lead us to believe that they were not prepared adequately, in all material respects, in relation to the individual and consolidated interim accounting information, taken as a whole.

Rio de Janeiro, August 15, 2011

KPMG Auditores Independentes
CRC SP-014428/O-6 F-RJ

Bernardo Moreira Peixoto Neto
Accountant CRC RJ-064887/O-8

PAGE : 120 of 120

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2011
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.